

Annual Report

2022

Celyad Oncology

www.celyad.com



2022 ANNUAL REPORT

Table of Contents

ANNUAL REPORT 2022

This Annual Report (the "Report") is dated March 23, 2023, and contains all required information as per the Belgian Code of the Companies and Associations (the "CCA").

The affiliates included in this Report are Celyad Oncology SA, Biological Manufacturing Services SA, Celyad Inc., and CorQuest Medical Inc.

Celyad Oncology SA and its affiliates will be collectively referred to as "the Company", "the Group", "Celyad", "we" or "us".

LANGUAGE OF THE REPORT

The Company publishes this Report in French, in accordance with Belgian laws. The Company also provides an English translation. In case of a difference of interpretation, the French version will prevail.

AVAILABILITY OF THE REPORT

A printed copy of the Report is available free of charge upon request to:

Celyad Oncology SA
Investor Relations
Rue Edouard Belin 2,
B-1435 Mont-Saint-Guibert, Belgium
Tel: +32 10 394100
E-mail: **investors@celyad.com**

An electronic version of this Report is available on the Company website: **http://www.celyad.com/investors/regulated-information**

FORWARD LOOKING STATEMENTS

This Report may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company's updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company's IP, statements regarding the Company's financial statements, and statements regarding the continuation of the Company's existence. The words "will," "believe," "potential," "continue," "target," "project," "should" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Report are based on management's current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company's ability to continue as a going concern; the Company's ability to realize the expected benefits of its updated strategic business model; the Company's ability to develop its IP assets and enter into partnerships with outside parties; the Company's ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company's ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology's U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology's actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Shareholder Letter

Dear Shareholder,

2022 has been a crossroad year for Celyad Oncology (the "Company"), with important changes and turning points. Whilst our clinical programs had clear potential, as we pursued clinical development over the years, we systematically discovered more effective ways of furthering our goal to impact cancer with CAR-T cell therapy. Also, Celyad transitioned from autologous to allogeneic approaches, which changed our company dynamic. We faced challenges stemming from insufficient clinical efficacy: our allogeneic program, CYAD-211, as evaluated in the IMMUNICY-1 trial, did not demonstrate sufficient clinical efficacy to be pursued into Phase II studies without changing the treatment scheme or eligibility criteria. In addition, serious adverse events were reported in the KEYNOTE-B79 trial of our lead allogeneic program, CYAD-101, which resulted in a temporary suspension of the trial. Here, as with CYAD-211, we could only pursue the program with a change of the eligibility criteria, which would have resulted in additional delays and costs.

This stream of events in the first months of 2022 led to the decision by the board of directors to reshape the strategy of the Company, to focus on its core assets, its world class research unit and intellectual property. A re-organization plan was put in place in June, under the leadership of Michel Lussier, who stepped down as chairman of the board and assumed the position of CEO ad interim, succeeding our then-CEO and CFO, Filippo Petti. Hilde Windels, a member of our board since 2017, stepped in as Chair.

The Company executed an in-depth organizational transformation in the second half of the year:

- Significant cost cutting and cost saving initiatives have been implemented in order to strictly allocate the resources of the Company to the activities and programs that could potentially bring maximum value to shareholders. To that end, Celyad discontinued non-strategic R&D programs and opted not to begin any new clinical trial development;
- A hiring freeze was implemented as of March 2022;
- 26 employees and four contractors were transferred in October to Cellistic™ (a division of Ncardia) following the acquisition of Celyad's Cell Therapy Manufacturing Unit (CTMU) by Ncardia Belgium SA;
- Effective 9 January 2023, the clinical team (eight employees) joined the organization of ProPharma Group Holdings LLC, a global reputed CRO with whom Celyad has simultaneously entered into a service agreement for support relating to the closing of its clinical trials. The clinical trials remain under the Company's responsibility as sponsor while the clinical workforce has been transferred to said partner to secure a seamless closing of the clinical studies, preserving the best interests of the patients and investigational sites; and
- The Company also sold several assets (e.g. equipment & refurbishment for 1,3Mi€ in order to relocate to a nearby facility, better suited to the Company's future needs).

All initiatives undertaken by the Company since spring 2022 have created a projected cash burn reduction that would allow a forecasted cash runway extension by approximately 12 months, up to the fourth quarter of 2023, without any external financing.

Starting in 2023, Celyad Oncology will now entirely focus on its new business strategy, moving forward with an adapted organization and, we believe, the right headcount to successfully deliver on it.

On the financing side, in the third quarter of 2022, the Company engaged Van Lanschot Kempen N.V. to evaluate several financing options.

In summary, while our clinical results have not lived up to expectations, we are hopeful for the many patients who have been successfully treated in these programs and the solid foundation it has created to move these therapies further. We believe that our clinical accomplishments, strengthened with the current and future research efforts, can lead to commercially successful products.

Having dealt with the 2022 challenges, Celyad has now successfully reinvented itself as a leaner, more agile organization with three clear objectives:

1) Strengthen its research focus centered around NKG2D, B7-H6 and shRNA platforms;
2) Maximize its valuable IP estate and
3) Drive innovation through strategic collaborations.

We believe that Celyad is well prepared and has the relevant unique assets and know-how to create significant shareholder value in the next few years.

Michel Lussier   Hilde Windels

Co-Founder, Interim CEO   Chair

1. Activity Report

1.1   Who we are - Business Overview

We are a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor T-cell (CAR T) therapies. Our goal is to discover and develop proprietary technology platforms to support the development of next-generation CAR T-cell therapy candidates. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property.

Over the past decades, immunotherapy has become an important treatment option for cancer indications. Within the field of immuno-oncology, chimeric antigen receptor (CAR) T-cell therapy is emerging as a realistic treatment paradigm for patients with advanced disease.

Our differentiated strategy includes the development of technologies and platforms to tackle the current major limitations of CAR T-cell therapies.

Allogeneic cell therapy

The majority of CAR T-cell therapies in clinical testing worldwide, including the marketed products, are autologous in nature which means that CAR T-cells are derived from the patients themselves, by collection of the patient's immune cells in the blood through a process called leukapheresis, and are then engineered and reintroduced back into the patient via intravenous infusion. Autologous approaches thereby come with a lag time (weeks to months) between collection of the patient's T-cells and infusion of the CAR T-cell product. Since the patients are of varying age and clinical history, the quality of the initial apheresis product varies and this likely contributes to major variance in the quality of the final product. Moreover, there is a logistical challenge in shipping cells from the medical center to the cell production facilities which means that patients with advanced diseases have a significant possibility of disease progression before they receive the CAR T-cells.

Allogeneic CAR T-cells are prepared in advance from healthy donors and are stored frozen until a patient requires treatment. Hence, allogeneic CAR T-cells are available when required and lack the inherent variability of autologous CAR T-cells. Whilst attractive, the main downside of the allogeneic approach is potential life-threatening toxicity in the form of graft-versus-host disease ("GvHD") that is mediated by the recognition of patient tissues by the T-cell receptor ("TCR") present on the allogeneic CAR T-cells. At the center of allogeneic CAR T-cell therapy, the goal is then to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T-cells fail to recognize the patient's healthy tissue as foreign, which avoids GvHD.

Of late, gene-editing technology has enabled the genome-level ablation of components of the TCR thereby enabling banks of allogeneic CAR T-cells lacking GvHD potential to be produced and these are now moving into clinical testing in B-cell malignancies with some preliminary success. However, off-target editing remains a concern to developers and regulators while the practical hurdles to deliver a gene-edited T-cell product are significant including the availability of specific clinical grade reagents and manufacturing strategies in place to enrich the edited T-cells.

Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf approaches, Celyad Oncology has continued to steadily progress our allogeneic CAR T-cell franchise and programs by exploring two proprietary, non-gene edited technologies to target the TCR complex: the T-cell receptor inhibitory molecule ("TIM") which has been validated in the clinic with CYAD-101 and the short hairpin ribonucleic acids ("shRNA") which has been validated in the clinic with CYAD-211.

Targets for broad indications

As of the date of this Annual Report, six autologous CAR T-cells specific for the cluster of differentiation 19 (CD19) or for the B-cell maturation antigen (BCMA) are approved in the United States and in Europe. In addition, one CD19-specific CAR T-cell product is approved in China, and one CD19-specific CAR T-cell product has received authorization in Spain under the "hospital exemption" approval pathway, for a total of eight approved CAR T-cell products as of today. All of them aim to treat a very limited number of B-cell malignancies in which those approaches have shown durable clinical benefit. However, for other malignancies, CAR T-cell therapy has yet to show similar clinical efficacy. The paucity of specific tumor antigens expressed broadly on tumor cells but not on healthy cells, and the strong immunosuppressive and complex microenvironment characterizing the large majority of cancer indications, have limited the success of those approaches to other indications.

In addition, an inherent downside of CAR T-cells targeting a single antigen is that cells not expressing the antigen will not be targeted, which may lead to resistance or relapse after a first response of short duration. Moreover, by applying selective pressure, loss of target antigen expression can occur, also eventually resulting in relapse. Subsequent rescue by administration of CAR T-cells with different antigen-specificity indicates that those tumor cells are still sensitive to CAR T treatment and points towards a multi-target strategy.

Celyad Oncology has developed several CAR T-cell product candidates that were based on NKG2D, a receptor expressed on natural killer (NK) and T-cells, that binds to eight stress-induced ligands broadly expressed on tumor cells across most solid tumors and hematological malignancies. Two autologous product candidates, CYAD-01 and CYAD-02, and an allogeneic counterpart of CYAD-01, CYAD-101, have been evaluated in clinical studies between 2016 and 2022. All collected data have shown a tolerable safety profile and has demonstrated some levels of clinical activity in acute myeloid leukemia, myelodysplastic syndrome and colorectal cancer patients.

Persistence, activity and infiltration of CAR T-cells

Unlike B-cell malignancies, solid cancers, and some hematological indications, sculpt a tumor microenvironment (TME) that not only restricts lymphocyte trafficking and access to the entire mass of the tumor, but also downregulates the activity, expansion and persistence of the CAR T-cells at the tumor site. The TME represents an intricate cellular and molecular immunosuppressive network formed by aberrant vasculature, stromal cells, immunosuppressive immune cells and extracellular matrix containing inhibitory factors and characterized by oxidative stress, nutritional depletion, acidic pH and hypoxia.

To face those challenges, additional engineering of CAR T-cells and the use of combination therapies hold the potential to endow therapeutic cell products with novel attributes necessary to overcome immunosuppressive aspects of TME.

Central to our pipeline is a cutting-edge all-in-one vector approach where we focus on using a single vector to generate CAR T-cells to simplify the design and development of our cell therapy candidates. The all-in-one vector approach encodes multiple components of the CAR construct simultaneously, including the CAR, shRNA targeting genes involved in alloreactivity, persistence, anti-tumor activity or ability to evade complex or immunosuppressive tumor microenvironments, cell selection marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons such as cytokines. This single transduction, plug and play approach to CAR T-cell development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.

1.2   Our Strategy

Early 2022, we continued to deliver a steady stream of data across multiple programs that advanced our position in the field of allogeneic CAR T-cell therapies. Among others, the validation of our proprietary shRNA platform with the data from the IMMUNICY-1 study evaluating CYAD-211 (the allogeneic shRNA-based, anti-BCMA CAR T candidate for relapsed or refractory multiple myeloma (r/r MM)) represented an incredible achievement for the Company.

Since October 2022, we have implemented a strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements.

- In September 2022, the Company entered into a €6.0 million asset purchase agreement with Cellistic, the cell therapy development and manufacturing business of Ncardia BV, whereby Cellistic acquired Celyad Oncology's Good Manufacturing Practice (GMP) grade cell therapy manufacturing business unit. A team of more than 30 manufacturing, quality and related personnel from Celyad Oncology, all with substantial cell therapy manufacturing and immune-oncology experience, has joined Cellistic as part of this transaction.
- In October 2022, the Company decided to discontinue the development of CYAD-101 (the allogeneic TIM-based, NKG2D-based CAR T-cell candidate for metastatic colorectal cancer (mCRC)), based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program. There were no new safety concerns leading to this decision (See Section 1.5).
- In December 2022, the Company decided to discontinue the development of its remaining clinical program CYAD-211 based on a strategic and financial review. There were no safety concerns leading to this decision and all patients previously treated with CYAD-211 still continue to receive their protocol-defined follow-up (see Section 1.5).

We are guided by our passion, led by our deep expertise in oncology and cell therapy, and motivated by the patients we will ultimately serve. Delivering new technologies for best-in-class cell therapies for patients with unmet medical needs is our top priority. We aim to do this with the following strategies:

- **Strengthening our research focus in areas of expertise where it can leverage the differentiated nature of its platforms**: The Company is implementing a differentiated and innovative strategy, tackling the major current limitations of CAR T-cell therapies. This strategy includes a multiplexing approach of the short hairpin RNA (shRNA) platform, a dual CAR development of a next-generation NKG2D-based CAR, and the development of B7-H6-targeting immunotherapies (see Section 1.4).
- **Focus on maximizing our IP portfolio**: The Company has compiled a foundational and broad IP portfolio that controls key aspects of developing therapies in the allogeneic cell therapy space. The patents around allogeneic CAR T-cell therapies and NKG2D-based therapies provide an avenue to develop intellectual property programs and to partner with outside parties around the licensing of these patents (see Section 1.6). With our attractive portfolio, we are able to strategically develop both novel cell therapy candidates and potential partnerships within the allogeneic landscape.
- **Drive innovation through strategic collaborations:** In addition, we plan to continue to expand this portfolio to help advance the field more broadly. We are continually exploring opportunities to build strong partnerships with strategic organizations and key international academic institutions to maximize the potential of our current product candidates and innovative technologies. We will continue to explore additional opportunities to create value and develop our platform technologies in pursuit of our mission.

The second half of 2022 has been a pivotal moment for the Company as we have engaged in a new business strategy. We believe we are now well-positioned to unleash the power of our IP portfolio and to help making the cell therapy approach a success.

1.3 What differentiates Celyad Oncology?

The level of activity in the CAR T-cell landscape across the globe has expended rapidly over the last few years. The challenges in immuno-oncology are significant. Most tumors develop undetected over years, fine tuning their capacity to resist treatment, before exploding with clinically relevant disease that rapidly overcomes standard treatment paradigms. Immune-based therapies, including CAR T therapies, are now delivering clinically relevant responses in certain, limited malignancies. The hope is that this initial clinical success with CAR T-cell therapy can be further developed to be effective against a much broader range of cancer.

Scientific progress within the field of cancer immunotherapy has led to seven CAR T-cell therapy approvals, including Kymriah (tisagenlecleucel) developed by Novartis Pharmaceuticals, Yescarta (axicabtagene ciloleucel) developed by Kite Pharma/Gilead, Tecartus (brexucabtagene autoleucel) developed by Kite Pharma/Gilead, Breyanzi (lisocabtagene maraleucel) developed by Juno Therapeutics/Celgene/Bristol Myers Squibb, Abecma (idecabtagene vicleucel) developed by Bluebird/Celgene/Bristol Myers Squibb, Carvykti (Ciltacabtagene autoleucel) developed by Legend Biotech/Janssen Biotech and Carteyva (Relmacabtagene autoleucel) developed by JW Therapeutics. While Carteyva has been approved only in China, all the other six therapies have been approved in the U.S. by the FDA and in Europe by the EMA. In addition, ARI-0001 (CART19-BE-01), developed at Hospital Clínic de Barcelona (Spain), received authorization from the Spanish Agency of Medicines and Medical Devices under the "hospital exemption" approval pathway.

These historic approvals have driven CAR T-cell funding to new heights and CAR T-cell market is expected to potentially generate substantial market value within the next five years.

Figure 1:   **CAR T-cell market increase**



As of the date of this Annual Report, our competitors with the adoptive cell therapy landscape, including CAR Ts, TCRs and NK-based cell therapies include but is not limited to 2seventy bio, Inc., Adicet Bio, Inc, Adaptimmune Therapeutics plc, Alaunos Therapeutics Inc., Allogene Therapeutics Inc., AlloVir, Inc, Arcellx, Inc., Atara Biotherapeutics, Inc., Autolus Therapeutics plc, Beam Therapeutics Inc., Bellicum Pharmaceuticals, Inc., Caribou Biosciences, Inc., CARsgen Therapeutics Co. Ltd., Cellectis S.A., Cellular Biomedicine Group, Celularity, Inc., Century Therapeutics, Inc., CRISPR Therapeutics, Inc., Editas Medicines, Inc, Fate Therapeutics, Inc., Gracell Biotechnologies Inc., Immatics Biotechnologies GmbH, ImmunityBio, Inc., Intellia Therapeutics, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation, in turn acquired by Bristol Myers Squibb), Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.), Legend Biotech USA, Inc., Lyell Immunopharma, Inc., Medigene AG, Mustang Bio, Inc., Nkarta Therapeutics, Inc., Novartis AG, Poseida Therapeutics, Inc., Precigen, Inc., Precision Biosciences, Inc., Sana Biotechnology, Inc., SQZ Biotech, Inc., TC BioPharm Ltd., TCR2 Therapeutics, Inc., and Tmunity Therapeutics, Inc. (acquired by Kite/Gilead).

The multibillion-dollar CAR T-cell therapy market would not have been possible without the remarkable efficacy of the early CAR T therapies in treating several types of blood cancers. Ranging from small start-ups to very large companies, CAR T-cell companies are proliferating in all healthcare markets worldwide.

As stated above (see Section 1.1), all approved CAR T-cell products are directed against antigens specific for a very limited number of B-cell malignancies in which those approaches have shown durable clinical benefit. However, CAR T-cell therapy has yet to show similar clinical efficacy for other malignancies, including solid cancer indications. Moreover, all approved products are of autologous origin, which comes with a number of limitations including manufacturing and timing constraints, which are not appropriate for broad indications.

Our expertise in oncology, our proprietary technologies, and our differentiated approach to developing innovative technologies for CAR T-cell therapies is providing the tools with which to tackle some of the challenges, including the difficulty of targeting a broad array of hematological and solid tumors. Our solutions include:

1. **shRNA platform to design next-generation CAR T-cells**
    In 2021 and 2022, we validated the use of our proprietary shRNA technology as a novel allogeneic platform through our first shRNA-based allogeneic candidate, CYAD-211. CYAD-211 is an allogeneic BCMA-targeting CAR T-cell product candidate employing a single shRNA targeting the CD3ζ component of the TCR complex to prevent alloreactivity. This validation was established through clinical data generated from the IMMUNICY-1 trial evaluating CYAD-211 (see Section 1.5). Additionally, our shRNA technology was also incorporated in the autologous NKG2D-based CAR T-cell candidate, CYAD-02, to improve cell persistence by preventing ligand-mediated fratricide, and was validated in the clinic with data generated from the CYCLE-1 trial (see Section 1.5).
    The initial clinical validation of the shRNA technology has provided an important milestone event for the Company. The power and versatility of the shRNA platform, including the ability to multiplex and modulate the levels of gene expression, which allows to optimize CAR T-cell features, persistence, efficacy or ability to evade complex or immunosuppressive tumor microenvironments, for both allogeneic or autologous products, continues to support its strength, value, and potential differentiation within the cell therapy landscape (see Section 1.4).

2. **Beyond CD19 and BCMA**
    We are currently developing several technologies and future CAR T-cell candidates by exploring underestimated targets including NKG2D ligands and B7-H6 (see Section 1.4). This would allow to target a broad range of cancers including solid cancer indications and other hematological indications for which no validated target exists as of today.
    In addition, we are also exploring multi-targeting approaches, which could be used to decrease risk of relapse or resistance often observed with traditional single-targeting CAR T approaches (see Section 1.4).

Through these approaches, we are proposing different solutions, tackling the major current limitations of CAR T-cell therapies as detailed in Section 1.1.

More recently, a number of studies have built on the success of CAR T-cell therapy in cancer to branch out to other disease areas such as cardiometabolic disorders, autoimmune disease, fibrosis, cellular senescence and infectious pathologies. It is important to mention that the shRNA platform currently developed at Celyad Oncology, as well as the targets explored, could be eventually extended beyond cancer indications. We therefore strongly believe our differentiated strategy could pave the way to a new era of cell therapies.

1.4   Our Activities and R&D

**Allogeneic CAR T-cells:**

We are working to advance the field of allogeneic CAR T-cell therapy by exploring two proprietary, non-gene edited technology platforms to target the TCR complex. In adoptive cell therapy, the infusion of donor-derived T-cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient's healthy tissue, known as Graft-versus-Host

Disease, or GvHD, as well as the rejection of the therapy by the patient's immune system known as Host-versus-Graft, or HvG, reaction.

Since the TCR, a molecule present on the surface of T cells, is principally responsible for GvHD, the goal of "off-the-shelf" allogeneic cell therapies is to eliminate or blunt the signaling of the TCR through engineering with a specific technology.

Our non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our non-gene edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T-cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T-cell landscape.

Dual CAR T platform:

The targeting of a single antigen by CAR T-cells, has been shown to be problematic in certain malignancies, whereas efficacy of CAR T-cell therapy has not been observed in other cases. The reasons behind the possible failure of single targeting CAR T-cells are multi-factorial and include the tumor microenvironment, antigen escape or loss among others. With a multi- or dual-targeting CAR, several antigens can be targeted together by the same CAR product so that if there is a loss of one antigen, there are still others that can work to kill the cancer cells.

We therefore developed a dual CAR platform focusing on the NKG2D receptor. The NKG2D receptor specifically targets NKG2D ligands (NKG2DL) that are induced by different stress responses. This offers a very different strategy from dual CAR T-cells that target similar antigens such as CD19/CD20. By targeting NKG2DL a broader range of antigens can be targeted simultaneously, that are not limited to only one specific tumor indication. The antigens are associated with both the tumor microenvironment as well as the tumor tissue itself. Thus the application of NKG2D based dual CAR T-cells is suitable not only in situations where antigen escape and/or loss may occur, but in situations where multiple organs are impacted, such as is the case of metastatic and advanced solid cancers. These malignancies are very difficult to target with conventional means, and use of a NKG2D-based dual CAR platform may offer a much-needed alternative.

As part of our efforts to identify new targets expressed by a broad range of indications, we are currently developing B7-H6-targeting immunotherapies. In cancers, B7-H6 expression is associated with tumor progression, poor prognosis and lymph node metastasis. B7-H6 may be used to recognize and kill tumor cells, and we believe it is an underappreciated target that could change the paradigm of cell therapy due to its broad expression in a large variety of cancers and absence from healthy cells.

Our Proprietary Short Hairpin RNA (shRNA) Technology:

shRNA is a small piece of RNA that can decrease gene expression, effectively turning genes off. shRNA is a dynamic, innovative technology that allows, among others, for the development of allogeneic CAR T-cells through the modulation of gene expression of the TCR without the need for gene-editing. Beyond its use to generate allogeneic cell therapies, shRNA can be used to modulate other genes, including essential functional genes and genes whose partial expression is required, to provide broad therapeutic functionalities. We are currently engineering T-cells for specific desired features, including increased persistence, enhanced antitumor activity, ability to evade complex or immunosuppressive tumor microenvironments or potentially improved tolerability. We believe that shRNA offers us the ability to design and develop next-generation, non-gene edited allogeneic CAR T therapies with any CAR across a broad array of targets.

Furthermore, we have successfully multiplexed the shRNA technology to enable the targeting of multiple targets in parallel using our all-in-one vector system. This is of great importance as in most cases a single target will offer only limited uses. For example, in the case of allogeneic candidates, one target is needed to combat GvHD and additional targets are needed to combat recognition by the host immune system, in order to improve cell persistence. Similarly, immune checkpoint inhibitors are important targets for downregulation since multiple tumors have been shown to express the ligands to these receptors. As immune checkpoint

inhibitors can suppress T-cell cytotoxicity, they could be involved in the inhibition of CAR T-cell responses, or other T-cell mediated responses. Immune checkpoint inhibitors encompass a group of multiple receptors that include PD-1, LAG-3 and many others. The large number of candidates for down regulation at once makes these perfect candidate targets for our shRNA technology.

Next to the ability to downregulate the target (or targets) of interest, the dynamic range that can be achieved using the shRNA multiplexed platform means that the expression of each candidate protein can be modulated. This is of importance in instances when a reduction in the protein expression is of benefit rather than complete removal of the protein expression. There are multiple proteins within T-cells that play crucial roles in the skewing of T-cell functionality, efficacy, persistence and survival, that need to be down-tuned rather than simply removed. This is, for example, the case when HLA class I is completely removed. Removal of this protein leads to recognition of the cell by host NK cells, which in turn will lead to low cell persistence. Modulating the protein expression to such an extent that it is not targeted by NK cells can help the engineered cells evade the host immune system.

Currently the shRNA multiplexing platform has been validated to include up to 4 different targets in a plug and play manner.

shRNA Armored CAR T (shARC) Platform:

In addition, we are developing an armored CAR franchise in conjunction with our shRNA technology, referred to as shRNA Armored CAR T platform, or shARC. The shARC platform uses our shRNA technology in combination with a CAR and a specific cytokine to enhance the anti-tumor effects of the cell therapy and optimize the potential treatment for cancer patients. Initial efforts using the shARC platform have been centered on the use of shRNA technology to knockdown CD3ζ for the generation of allogeneic CAR T-cells in combination with the co-expression of the pro-inflammatory cytokine IL-18.

1.5 Clinical Programs

Entering 2022, Celyad Oncology was investigating a diversified pipeline of next-generation allogeneic and autologous CAR T candidates:

- ***CYAD-101***


TIM Incorporating TCR Complex
TCRα
TCRβ
NKG2D-based CAR
NKG2D
CD19 tag
TIM 8 TIM 8
CD3ε CD3γ
CD3δ CD3ε
DAP 10
DAP 10
CD3ζ CD3ζ
Endogenous C3ζ
Nucleus
5'LTR
TIM
NKG2D CAR
tCD19
3'LTR

CYAD-101 is an investigational, non-gene edited allogeneic CAR T candidate engineered to co-express the chimeric antigen receptor based on NKG2D, the novel inhibitory peptide TIM and a truncated CD19 selection marker. The product candidate leverages our All-In-One vector approach with a single transduction, avoiding multiple genetic modifications and costs associated with additional GMP grade materials. TIM inhibits CD3ζ and reduces signaling of the TCR complex, which reduces the potential for GvHD.

<u>alloSHRINK Phase 1 Trial Overview</u>

In December 2018, we initiated the Phase 1 alloSHRINK trial, an open-label trial assessing the safety and clinical activity of three consecutive administrations of CYAD-101 every two weeks administered following preconditioning chemotherapy in patients with refractory unresectable mCRC. The dose-escalation segment of the trial evaluated the administrations of CYAD-101 concurrently with FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) chemotherapy regimen at three dose levels (1×10^8, 3×10^8, 1×10^9 cells per infusion). In December 2020, we began enrollment in the expansion cohort of the alloSHRINK trial, which evaluated three infusions of CYAD-101 at the recommended dose of 1×10^9 cells per infusion of CYAD-101 concurrently with FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy for the treatment of advanced mCRC.

<u>Phase 1 alloSHRINK Clinical Trial Data</u>

Initial positive data from the alloSHRINK trial were reported both at the Society for Immunotherapy of Cancer (SITC) 2019 and American Society of Clinical Oncology 2020 conferences. In January 2021, we reported additional translational data for the alloSHRINK trial at the American Society of Clinical Oncology 2021 Gastrointestinal Cancers Symposium.

A total of 15 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies were enrolled in the alloSHRINK Phase 1 dose-escalation trial. The number of prior therapies received by patients enrolled in the trial ranged from one to six with a mean of three.

Data from the trial showed that CYAD-101 following preconditioning chemotherapy was observed to be generally well-tolerated with no GvHD observed, no dose-limiting toxicities reported, no patient discontinuation due to treatment-related adverse events and no treatment-related adverse events greater than Grade 3. Results also showed two patients achieved a partial response (PR) according to RECIST 1.1 criteria, including one patient with a KRAS-mutation.

Nine patients achieved stable disease (SD), with seven patients demonstrating disease stabilization lasting more than or equal to three months of duration, with a disease control rate of 73%.



Median progression free survival (mPFS) for this segment of the trial was 3.9 months, and median overall survival (mOS) was 10.6 months. No correlation was observed between clinical responses and the degree of human leukocyte antigen (HLA) matching between patients and CYAD-101 donor cells, indicating that CYAD-101 may be able to be used in a broad patient population regardless of the HLA haplotype.

Data from the alloSHRINK trial also showed a tumor burden decrease in eight out of 15 evaluable patients, including six of nine patients at dose level 3. Clinical activity was observed across all dose levels. There was no obvious correlation between response, dose-levels nor baseline characteristics.



Of four patients treated at the highest dose level of 1×10⁹ CYAD-101 cells per infusion available for analysis, three patients who achieved either a confirmed PR or SD also showed hyper-expanded TCR repertoire post-treatment through the emergence of new T cell clones in the peripheral blood T cell repertoire, while one patient with progressive disease displayed no evidence of new T cell clones.

Cytokine modulation was also observed after the first and second infusions of CYAD-101 in the patient who achieved a confirmed PR from the highest dose level.

All 15 patients from the dose-escalation segment of the alloSHRINK trial were dosed from a single cell bank of CYAD-101 that was generated in advance from two manufacturing runs each using a fraction of an apheresis from a single healthy donor.

Preliminary data from the dose expansion cohort evaluating CYAD-101 (1×10^9 cells per infusion) following FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy showed CYAD-101 was generally well-tolerated with no dose limiting toxicities or evidence of GvHD. Overall, nine out of ten evaluable mCRC patients showed stable disease at first tumor assessment. Data also showed shorter persistence of CYAD-101 cells observed after FOLFIRI preconditioning as compared to FOLFOX preconditioning.

In 2021, based on better cell kinetic data and clinical activity data from the alloSHRINK dose-escalation segment of CYAD-101 following FOLFOX preconditioning, the Company submitted a protocol amendment to regulatory agencies to modify the Phase 1b KEYNOTE-B79 trial to incorporate FOLFOX as preconditioning chemotherapy.

Following the decision to use FOLFOX in the KEYNOTE-B79 study, enrollment into the alloSHRINK study was discontinued in April 2021. Patients have continued to be followed up as required by protocol. As of December 31, 2022, four patients remained in follow-up.

[Phase 1b CYAD-101-002 (KEYNOTE-B79) Trial Overview]

In September 2020, we announced a clinical trial collaboration with MSD, a tradename of Merck. The CYAD-101-002 trial was designed to evaluate CYAD-101 following FOLFOX preconditioning chemotherapy, with Merck's anti-PD1 therapy, KEYTRUDA® (pembrolizumab), in refractory mCRC patients with MSS / pMMR disease. In December 2021, we announced the first patient was dosed in the trial. In February 2022, we announced our decision to voluntarily pause the CYAD-101-002 trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, we were informed via-email communication from the FDA that the CYAD-101-002 trial had been placed on clinical hold due to insufficient information to assess risk to study subjects.

In June 2022 we submitted our complete response to the Clinical Hold to the FDA stating our intent to amend the eligibility criteria to exclude patients who have bilateral lung metastases and patients who have received treatment with epidermal growth factor receptor (EGFR) targeting monoclonal antibodies within the previous 9 months prior to trial recruitment. In July 2022, based on that complete response, we received notification that the FDA lifted the Clinical Hold on the trial.

In October 2022 we announced that, based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program and the delays to reach key medical milestones following the resolution of the previous Clinical Hold, the Company had decided to discontinue the development of CYAD-101. There were no new safety concerns leading to this decision. As the decision to pause the study was taken before any patients had completed their first full cycle of treatment, we do not have follow-up disease assessment data to make any evaluation of the efficacy of the FOLFOX, CYAD-101 and pembrolizumab treatment.

- ### *CYAD-211*



CYAD-211 is an investigational shRNA-based allogeneic CAR T candidate for the treatment of relapsed or refractory multiple myeloma (r/r MM). CYAD-211 is engineered to co-express a BCMA chimeric antigen receptor and a single shRNA hairpin which interferes with the expression of the CD3ζ component of the TCR complex.

Phase 1 IMMUNICY-1 Trial Overview

In November 2020, we initiated the dose-escalation Phase 1 IMMUNICY-1 trial evaluating CYAD-211.

IMMUNICY-1 is an open-label Phase 1, dose-escalation trial that has evaluated the safety and clinical activity of a single infusion of CYAD-211 following preconditioning with CyFlu chemotherapy - cyclophosphamide and fludarabine in patients with r/r MM. The trial was initially designed to evaluate multiple dose levels of CYAD-211: 3×10^7, 1×10^8 and 3×10^8 cells per infusion following preconditioning chemotherapy cyclophosphamide (300 mg/m² for 3 days) and fludarabine (30 mg/m² for 3 days). Following protocol amendments, additional patients were treated with enhanced lymphodepletion (eLD) with higher doses of cyclophosphamide (500 and 750mg/m² for 3 days) and fludarabine (30mg/m² for 4 days) and three patients were treated with 6×10^8 cells per infusion after preconditioning with the higher eLD dose.

Preliminary data from the IMMUNICY-1 trial showed a favorable tolerability profile with no DLTs, no GvHD and no CAR T-cell-related encephalopathy syndrome.



Preliminary cell kinetic data in the first three cohorts of the dose escalation showed all patients had detectable CYAD-211 cells in the peripheral blood, although engraftment was short lasting. This suggested expansion and persistence of cells might be more dependent on the depth and period of the lymphodepletion

induced by the preconditioning regimen, which called for further exploration of lymphodepletion. However, following protocol amendment, data with enhanced lymphodepletion with higher doses of preconditioning chemotherapy (cohorts 4 to 6), cell kinetic data continued to show short persistence of engraftment.

Initial clinical activity from 12 patients in the initial dose-escalation segment of the IMMUNICY-1 trial was encouraging with three patients achieving partial response (PR), one in each dose-level, while eight patients had stable disease (SD). One patient with SD of 4.5 months duration showed evidence of reduction in size of plasmacytomas on radiographic studies.

Seven additional patients received eLD including three who also received the higher dose of cells. Two of these eLD patients have achieved PR.


Patient
PR
MR/SD
PD
Plasmocytoma regression
Second CYAD-211 dose
I
DL1 (3x10⁷)
sLD
#01
#02
#03
II
DL2 (1x10⁸)
sLD
#04
#05
#06
#10
III
DL3 (3x10⁸)
sLD
#07
#08
#09
(Covid-19)
#11
#12
IV
DL3 (3x10⁸)
eLD1
#13
V
DL3 (3x10⁸)
eLD2
#14
#15
#16
VI
DL4 (6x10⁸)
eLD2
#17
#18
#19
0
4
8
12
16
20
Weeks after CYAD-211 infusion

Bar stopped at the first documented progression of the disease (PD) or when the patient discontinued the study follow-ups prior to disease progression (*). Data from uncleaned database.

As of December 2022, 19 r/r MM patients had been treated with CYAD-211 in the IMMUNICY-1 trial. The observed safety profile, including the lack of observed Graft-versus-Host disease, provides proof-of-concept for the use of shRNA technology for allogeneic CAR T-cells.

In total, out of 17 evaluable patients across all dosing cohorts, a partial response was achieved in five patients. One patient was re-treated with a second dose of CYAD-211 after having reached stable disease post first infusion. The patient tolerated the second dose. Enhanced lymphodepletion did not seem to improve clinical activity nor persistence of the CAR T-cells post-infusion.

On December 21, 2022, the Company announced that, based on a strategic and financial review, the Company had decided to discontinue the development of CYAD-211. There were no safety concerns leading to this decision and all patients previously treated with CYAD-211 will continue to receive their protocol-defined follow-up. As of December 31, 2022, 11 patients remained in follow-up.

- ***CYAD-02***

CYAD-02 is an investigational CAR T therapy that uses an All-in-One vector approach to engineer a patient's T cells to express both the NKG2D chimeric antigen receptor and shRNA technology to knockdown the expression of NKG2D ligands MICA and MICB on the CAR T-cells.



In preclinical models, targeting MICA and MICB with a single shRNA leads to a decrease of ligand expression (Figure A) on T cells and enhanced *in vitro* expansion (Figure B) compared to a first-generation autologous NKG2D CAR T product candidate.

CYCLE-1 Trial

In November 2019, we initiated the Phase 1 dose-escalation CYCLE-1 trial that evaluated the safety and clinical activity of a single infusion of CYAD-02 following preconditioning chemotherapy with cyclophosphamide and fludarabine for the treatment of relapsed or refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS).

In December 2021, we reported data from the Phase 1 CYCLE-1 trial at the American Society of Hematology annual meeting, which overall showed a good tolerability profile of CYAD-02 following CyFlu preconditioning.

Data from the trial showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T-cells. In addition, the dual knockdown showed a positive contribution to the initial clinical activity of CYAD-02 as well as a trend towards increased engraftment and persistence compared to the first-generation, autologous NKG2D receptor CAR T.

In August 2022, we announced that we would seek partnerships to continue the development of CYAD-02. As of December 31, 2022, no partnerships had been announced. No patients are in follow-up.

- *Long Term Safety Follow-Up*

According to the guidelines for gene therapy for vectors which may undergo latency/reactivation, patients who have been treated in clinical trials of gene therapy should continue to be followed after discontinuation of study treatment for 5 years following exposure to the product candidate in the parent study, followed by 10 years of annual visits for patients with a post-treatment test positive for replication-competent retrovirus (RCR) during Year 1 (*i.e.,* the first year after the first product candidate treatment in the parent study).

To ensure compliance with this requirement, all previous Celyad-sponsored studies included such long-term follow-up in the respective protocol. However, since they are no longer recruiting, no more study treatments are planned, and the treatment follow-up period will end soon or has been completed, Celyad has decided to amend the protocols of the parent studies so that long-term safety follow-up (LTSFU) of patients will be done under this common LTSFU protocol instead of under the respective parent protocols. Surviving patients from all previous Celyad-sponsored clinical trials who have received CAR T product candidates will be followed in this new LTSFU study.

The LTSFU study aims to identify and mitigate the long-term risks in terms of serious adverse events (SAEs) related to the product candidates or study participation, and fatal SAEs. Additionally, it will allow Celyad to further understand the persistence of its product candidates. The LTSFU study includes annual visits/telephone contacts for all patients.

1.6   Licensing and Collaboration Agreements

- ***Celdara***

Background

In January 2015, we entered into an agreement with Celdara Medical, LLC, or Celdara in which we purchased all outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, we entered into an asset purchase agreement to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and The Trustees of Dartmouth College, or Dartmouth, related to our CAR T development programs.

In March 2018, we dissolved the affairs of our wholly owned subsidiary OnCyte. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte were fully distributed to us including our license agreement with Dartmouth.

Amended Asset Purchase Agreement

In August 2017, we entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to our CAR T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with our license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with our former license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, we are obligated to make certain development-based milestone payments to Celdara up to $40.0 million, certain development-based milestone payments up to $36.5 million and certain sales-based milestone payments up to $156.0 million. We are required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR T products, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event Celyad is required to secure licenses from third parties to commercialize the applicable product. We are also required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. We are required to pay Celdara a single-digit percentage of any research and development funding received by us, not to exceed $7.5 million for each product group. We can opt out of the development of any product if the data does not meet the scientific criteria of success. We may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

The Trustees of Dartmouth College ("Dartmouth")

As described above, as a result of our acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among us, Celdara and OnCyte, OnCyte became our wholly-owned subsidiary and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness, or the CAR T License, and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same, or the B7H6 License.

In August 2017, we and Dartmouth entered into an amendment agreement in order to combine our rights under B7H6 Agreement with our rights under the CAR T License, resulting in the termination of the B7H6

License, and in order to make certain other changes to the agreement. In connection with the amendment, we paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million in 2017. Under the amended license agreement, Dartmouth granted us an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to us under the amended license agreement, we are required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by us, with certain minimum net sales obligations beginning April 30, 2024, and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, Celyad is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. Additionally, the agreement requires that we exploit the licensed products, and we have agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, Celyad is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. We are responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

As further amended in December 2021, this agreement allows Dartmouth to terminate the amended license after April 30, 2026, extended from the prior date of April 30, 2024, in the event that Celyad fails to meet the specified minimum net sales obligations for any year (USD 10 million during first year of sales, USD 40 million during the second year of sales and USD 100 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment. In connection with the December 2021 amendment, we agreed to certain protective provisions of any sublicenses and paid Dartmouth a non-refundable, non-creditable amendment fee and an additional non-refundable, non-creditable sublicense fee to be paid on an annual basis.

- *Novartis*

On May 1st, 2017, we entered into a non-exclusive license agreement with Novartis International AG, or Novartis, regarding U.S. patents related to allogeneic CAR T-cells. The agreement includes our intellectual property rights under U.S. Patent No. 9,181,527. This agreement is related to two undisclosed targets currently under development by Novartis. Under the terms of the agreement, we received an upfront payment of $4.0 million and are eligible to receive additional milestone payments in aggregate amounts of up to $92.0 million. In addition, we are eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. We retain all rights to grant further licenses to third parties for the use of allogeneic CAR T-cells.

- *Horizon Discovery / PerkinElmer*

In April and June 2018, we signed two research and development collaboration and license agreements with Horizon Discovery Group plc, or Horizon, to evaluate the utility of Horizon's SMART vector shRNA reagents to reduce expression of one or more defined targets in connection with the development of our product candidates. The first agreement was focused on targets related to our autologous CAR T candidate, CYAD-02. The second agreement was focused on targets related to our allogenic CAR T product candidate CYAD-211 and one pre-clinical allogenic product candidate not yet publicly announced, called CYAD-203.

In December 2018, we exercised our option to convert the second agreement into an exclusive license agreement, in connection with which we paid Horizon an up-front payment of $1 million. In September 2019,

we exercised our option to convert the first agreement into an exclusive license agreement, in connection with which we have paid Horizon an up-front payment of $0.1 million and an additional milestone of $0.1 million for the first IND filed by us for CYAD-02. In September 2020, we paid an additional milestone of $0.2 million for the first IND filed by us for CYAD-211.

Under these exclusive license agreements combined, Horizon is eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions.

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).

In 2021, Horizon/PKI informed us they believe we are in material breach of these agreements as a result of certain disclosures we have made in connection with our obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to us a notice of material breach or termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon about possible amendments to these agreements in connection with which we would retain freedom to operate under the in-licensed patents.

Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

Our discontinued allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

- *Merck*

In September 2020, we entered into a clinical trial collaboration agreement and subsequent agreements with MSD International GmbH, or MSD, a subsidiary of Merck & Co., Inc. The agreements relate to the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate our investigational non-gene edited allogeneic CAR T candidate, CYAD-101, following FOLFOX preconditioning chemotherapy, with MSD's anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). The trial will enroll refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease, with the initial goal of determining the safety and tolerability of the combination therapy. The trial began enrollment in the fourth quarter of 2021.

In February 2022, we announced our decision to voluntarily pause the KEYNOTE-B79 trial to investigate reports of two fatalities that presented with similar pulmonary findings and evaluate any similar events in additional patients treated on study. On March 1, 2022, the Company was informed via-email communication from the FDA that the KEYNOTE-B79 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. In October 2022, the Company decided to discontinue the development of CYAD-101 based on a strategic, financial and medical review. As per the mutual agreement between both companies in December 2022, the clinical trial collaboration agreement has been terminated without any further liabilities.

- *Mesoblast*

On May 8, 2018, we entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize our intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter, related to our former cardiovascular business, for which Mesoblast

has paid to Celyad an upfront fee of $1,000,000. In addition to the upfront fee, Celyad may be eligible for up to $20,000,000 in clinical, regulatory, and commercial milestone payments payable in cash or, for certain milestones, in Mesoblast shares.

On January 17, 2022, we entered into an amendment with Mesoblast to convert the license into non-exclusive, to remove the termination fee of $2,500,000 from Mesoblast and to extend certain payments milestones. In consideration for this amendment, Mesoblast agreed to pay to Celyad $1,500,000 in Mesoblast ordinary shares.

- *Fortress Group*

On December 2, 2021, we entered into a Subscription Agreement (the "Subscription Agreement") with CFIP CLYD LLC ("Fortress"), an affiliate of Fortress Investment Group, pursuant to which we agreed to sell to Fortress, in an unregistered offering, an aggregate of 6,500,000 ordinary shares at a purchase price of $5.00 per share (the "Private Placement"). The Private Placement closed on December 8, 2021, and resulted in the receipt of gross proceeds of approximately $32,500,000. In connection with the Subscription Agreement, we also entered into a Shareholders' Rights Agreement (the "Shareholders' Rights Agreement") with Fortress, pursuant to which Fortress (i) has the right to select two individuals to be, at Fortress's option, either members of our Board of Directors (the "Board") or non-voting observers of the Board, so long as Fortress continues to hold at least 10% of our outstanding ordinary shares; and (ii) received a right of first offer on any new indebtedness to be incurred by us and a pro rata right of first refusal on any new equity securities to be issued by us, as well as customary registration rights. We also granted Fortress certain protective provisions related to our intellectual property portfolio.

1.7   Our Manufacturing Capabilities

We have focused our efforts on an allogeneic approach for the past few years and our manufacturing facility and staff have been a key element to enable many of our past trials but have been underutilized in recent years as we mainly used the facility for our autologous candidates. Our current allogeneic programs are better suited for outsourced manufacturing.

In September 2022, the Company entered into a €6.0 million asset purchase agreement with Cellistic, the cell therapy development and manufacturing business of Ncardia Belgium BV, whereby Cellistic acquired Celyad Oncology's Good Manufacturing Practice (GMP) grade Cell Therapy Manufacturing Unit composed notably of personnel, equipment, supplier and service contracts and stock.

1.8   Our shareholding structure



1.9   Post balance sheet events

On January 1, 2023, the Company sold all the leasehold improvements, and furniture associated to the Group's corporate offices located at Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium, for a total value of €1.3 million. The Company will use part of this money to refurbish and move to its new facility located at Rue Dumont 9, 1435 Mont-Saint-Guibert, Belgium. The move to these new spaces is expected in the fourth quarter of 2023. As from January 1, 2023, until the date the Company moves into the new corporate offices (Dumont 9), the Company leases its current facilities (Belin, 2) from Cellistic, under a new lease contract (see note 5.34.3).

Effective January 9, 2023, the clinical team (8 employees) has joined the organization of ProPharma Group Holdings LLC, a global reputed CRO with whom Celyad has simultaneously entered into a service agreement for support relating to the closing of its clinical trials. The clinical trials remain under the Company responsibility as sponsor, while the clinical workforce has been transferred to said partner to secure a seamless closing of the clinical studies, preserving the best interests of the patients and investigational sites.

There were no other subsequent events that have occurred between year-end and the date when the financial statements were authorized by the Board for issue.

1.10   Our capital expenditures

The Company's actual capital expenditures excluding impact of recognition of right-of-use assets for the years ended December 31, 2021, and 2022 amounted to €0.3 million and €0.1 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and the refurbishment of research and development laboratories located in Belgium. The Company expects its capital expenditures to increase in absolute terms in the near term as the Company continues to advance its research and development programs and will relocate its corporate offices in another location in Belgium through the year 2023.

1.11   Financial review of the year ending December 31, 2022

1.11.1.   Analysis of the consolidated income statement

The table below sets forth the Group's consolidated income statement, ending up with a €40.9 million loss for the year ended December 31, 2022, and comparative information for the year 2021.

(€'000)	For the year ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of sales	-	-
Gross profit	-	-
Research and Development expenses	(18 928)	(20 773)
General & Administrative expenses	(10 546)	(9 908)
Change in fair value of contingent consideration	14 679	847
Impairment of Oncology intangible assets	(35 084)	-
Other income	9 360	4 909
Other expenses	(338)	(1 466)

Operating Loss[1]	**(40 857)**	**(26 391)**
Financial income	185	144
Financial expenses	(198)	(255)
Loss before taxes	**(40 870)**	**(26 502)**
Income taxes	(65)	(10)
Loss for the period	**(40 935)**	**(26 512)**
Basic and diluted loss per share (in €)	(1.81)	(1.70)

The Company's license and collaboration agreements have generated no revenue in 2022 and 2021.

The Research and Development expenses include pre-clinical, manufacturing, clinical, quality, intellectual property and regulatory expenses and other research and development expenses, which are aggregated and presented as a single line in the Company's consolidated financial statements.

Bottom-line, the R&D expenses show a year-over-year decrease of €1.8 million. The changes in the R&D expenses are mainly driven by (see note 5.24):

- The decrease of employee expenses mainly related to headcount reduction through the year ended December 31, 2022 to support the Group's reorganization around preclinical and clinical programs;

- The increase on clinical study costs mainly due to the new provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations after the Group's decision to discontinue the development of its remaining clinical programs CYAD-02, CYAD-101 and CYAD-211 taken in December 2022. The provision recorded to cover for contractual obligations through 2023 reaches an amount of €2.1 million (see note 5.18);

- The decrease of preclinical activities after the Group's decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research in areas of expertise where it can leverage the differentiated nature of its platforms;

- The increase on IP filing and maintenance fees in line with the new business strategy which has been adopted and implemented over the last few months of the year 2022 to focus on maximizing the Group's intellectual property (IP) portfolio;

- The decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022; and

- The decrease of process development costs after the Group's decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research and discontinue the development of clinical programs.

General and Administrative expenses were €10.5 million in 2022 as compared to €9.9 million in 2021, an increase of €0.6 million. This increase primarily relates to the increase in insurances costs (D&O insurance principally) and consulting fees associated with legal and capital raise opportunities have been partially offset by the decrease of expenses associated with share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022 (see note 5.25).

---

[1] The operating loss arises from the Company's loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company's results in connection with its operating activities.

The fair value adjustment (€14.7 million) relating to the contingent consideration and other financial liabilities as of December 31, 2022, is mainly driven by the full reversal of the liability (see note 5.29). This liability is a result of business combination accounting (IFRS3) which requires the liability to be recorded unless the possibility of any outflow is remote. Due to the early stage of the implementation of Celyad 2.0 strategy and the fact no firm sublicence contract nor collaboration contract was concluded as of December 31, 2022, Management had to recognize that significant uncertainty exists on the timing and amount of the new strategy outcomes and therefore concluded that, as of December 31, 2022, the possibility of any cash flow is remote regarding accounting standards definition. Management, to comply with the accounting standards, had to conclude on the full reversal of the contingent consideration and other financial liabilities associated to the potential future payments due to Celdara Medical, LLC and Dartmouth College associated to the Group's immuno-oncology platform at December 31, 2022, along with impairment of €35.1 million of related intangible assets. This accounting conclusion, which reflects a picture of the situation at December 31, 2022, doesn't affect the Management's commitment to continue the exploitation of these IPs in its new strategy Celyad 2.0. As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of revenue, the Management will estimate the reversal of the impairment which will be limited so that the carrying amount of the asset does not exceed its recoverable amount along with the remeasurement of the related contingent liability. See notes 5.6.2 and 5.20.2.

The Company's other income (see note 5.28) is mainly related to:

- Grant income (RCAs): additional grant income has been recognized in 2022 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8212, 8436 and 1910028. In accordance with IFRS standards, the Company has earned grants for the period amounting to €1.6 million, out of which €0.5 million is accounted for as a financial liability (see notes 5.16 and 5.19.2) and the remaining €1.1 million as a grant income. The decrease compared to December 31, 2021, is mainly associated with the decrease on additional grant income recognized on these conventions due to advancement of the subsidized programs;

- The remeasurement income on the recoverable cash advances (RCAs) of €1.4 million for the year 2022 is mainly related to the Group decision to discontinue its remaining clinical programs (see note 5.19.2), while the remeasurement on the recoverable cash advances (RCAs) was an expense for the year ended December 31, 2021;

- Grant income (Others): additional grant income has been recognized in 2022 on grants received from the regional government (contract numbered 8516), not referring to RCAs and not subject to reimbursement. The decrease compared to December 31, 2021 is mainly due to grant income recognized on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) for which no revenue has been recognized in 2022 and from the regional government (contracts numbered 8066 and 8516 for €1.1 million) as the convention 8066 has been closed in 2021;

- R&D tax credit: the current year income decreased compared to December 31, 2021 due to lower eligible expenses on clinical activities and prioritization of discovery research in areas of expertise where it can leverage the differentiated nature of the Group's platforms;

- Gain on sale of CTMU activities results from the terms of the asset purchase agreement between Celyad Oncology and Cellistic under which Cellistic agreed to acquire Celyad Oncology's Manufacturing Business Unit for a total consideration of €6.0 million (see note 5.1). The book value of assets sold to Cellistic was €0.6 million (see note 5.7) and allocated goodwill totaled €0.2 million (see note 5.6.1); and

- Remeasurement of leases: results from the difference between the decrease in the lease liability and the decrease in the right-of-use asset both primarily driven by the termination of leases associated to CTMU facilities and the termination of the current lease associated to the corporate offices before their relocation in 2023.

The decrease of the Company's other expenses is mainly related to the amendment fees on license agreement with Dartmouth for €1.1 million in 2021, while there has been no such amendment in 2022 (see note 5.28).

1.11.2. Analysis of the consolidated statements of financial position

The table below sets forth the Group's consolidated statements of financial position for the year ended December 31, 2022, and comparative information as at December 31, 2021.

(€'000)	December 31, 2022	December 31, 2021
NON-CURRENT ASSETS	**4 891**	**45 651**
Goodwill and Intangible assets	864	36 168
Property, Plant and Equipment	309	3 248
Non-current Trade and Other receivables	-	2 209
Non-current Grant receivables	3 454	3 764
Other non-current assets	264	262
CURRENT ASSETS	**14 825**	**34 292**
Trade and Other Receivables	1 118	668
Current Grant receivables	-	1 395
Other current assets	1 017	2 211
Short-term investments	-	-
Cash and cash equivalents	12 445	30 018
Assets held for sale	245	-
TOTAL ASSETS	**19 716**	**79 943**
EQUITY	**4 317**	**43 639**
Share Capital	78 585	78 585
Share premium	6 317	6 317
Other reserves	34 800	33 172
Capital reduction reserve	234 562	234 562
Accumulated deficit	(349 947)	(308 997)
NON-CURRENT LIABILITIES	**4 973**	**22 477**
Bank loans	-	-
Lease liabilities	118	1 730
Recoverable Cash advances (RCAs)	4 584	5 851
Contingent consideration payable and other financial liabilities	-	14 679
Post-employment benefits	13	53
Other non-current liabilities	258	164
CURRENT LIABILITIES	**10 426**	**13 827**
Bank loans	-	-
Lease liabilities	137	902
Recoverable Cash advances (RCAs)	437	362
Trade payables	4 752	6 611
Other current liabilities	5 100	5 952
TOTAL EQUITY AND LIABILITIES	**19 716**	**79 943**

The changes on intangible assets, as described in note 5.6, mainly relate to:

- As of December 31, 2022, Management, to comply with the accounting standards, had to conclude on the recognition of a full impairment loss on the remaining value of the goodwill, on the IPR&D and on the Exclusive Agreement for Horizon Discovery's shRNA Platform, for an amount of €35.1 million (see note 5.6.2).

- An intangible asset has been capitalized in January 2022 for $1.0 million (€0.9 million), reflecting the Group's opportunity to explore new partnership for the C-Cathez, which is amortized over a period of 2 years (see note 5.8); and

- During the course of 2022, two exclusive licenses agreements have been terminated resulting in disposal of €0.3 million of intangible assets.

Decrease in the Property, Plant and Equipment is mainly due to sale of those assets as part of transaction with Cellistic (see note 5.1) and the early termination of the leases on properties in the fourth quarter of 2022 (see note 5.7).

Non-current trade receivables, as of December 31, 2021, mainly referred to discounted and risk-adjusted milestone receivables, to be cashed in by the Company in accordance with the terms of the exclusive license agreement signed by the Company with Mesoblast Ltd. For C-Cath$_{ez}$ device development. On January 17, 2022, the Group entered into an amendment with Mesoblast to convert the license into non-exclusive whereby the Company agreed, (a) to settle $2.5 million (€2.2 million) of non-current trade receivable as of December 31, 2021 with $1.5 million and; (b) extend certain milestone payments. The consideration of $1.5 million was agreed to be paid by Mesoblast in Mesoblast ordinary shares.

Non-current grant receivables relate to a receivable on the amounts to collect from the Federal Government. For the year ended December 31, 2022, the Group recorded additional R&D tax credit of €0.5 million partly compensated by €0.8 million related to the fiscal year 2017 R&D tax credit, leading to an amount of €3.5 million of Federal Government R&D tax credit receivable (see note 5.8).

The increase of trade receivables is mainly due to credit notes to be received following the closing of clinical studies for an amount of €0.3 million and an amount of €0.2 million related to the sales of the C-Cathez, which is also reflected in other current liabilities through recognition of deferred revenue on sales for the same amount (see note 5.9).

The decrease in other current assets is mainly driven by the timing of payments on insurances contracts and buildings rents combined with the reversal of transaction costs for an amount of €0.6 million mainly linked to the LPC equity facility not subject to further capitalization and not available to be offset against a future capital raise as the equity facility expired early January 2023. In addition, the VAT receivable decreased along with clinical expenses as a result of decreased clinical activities at year-end (see note 5.9).

The Company's Treasury position[2] amounts to €12.4 million at December 31, 2022, which accounts for an decrease of €17.6 million as compared to year-end 2021, mainly as a result of the Group's operations expenses partly compensated by cash proceeds from the sale of CTMU activities, sales of short-term investments resulting from the Mesoblast amendment signed in January 2022, and cash proceeds from grants received from the Walloon Region (see note 5.10 & 5.11).

Lease liabilities reach a total amount of €0.3 million as of December 31, 2022, decreasing by €2.3 million compared to the year-end 2021. Decrease in lease liability (current and non-current) is due to termination of various leases including the current lease associated to the corporate offices (see note 5.19.2).

The recoverable cash advances (RCAs) Is decreased to €5.0 million as of December 31, 2022, the decrease of €1.6 million compared to year-end 2021 mainly related to new liability components recognized in 2022 compensated by the remeasurement associated to the full reversal of the liability associated to the sales-

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[2] 'Treasury position' is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS. The purpose of this measure by Management is to identify the level of cash available internally (excluding external sources of financing) within 12 months.

dependent reimbursements due to Walloon Region on RCAs covering CAR T research and development programs is recognized as of December 31, 2022 (see note 5.16 & 5.19.2).

The decrease of the contingent consideration payable and other financial liabilities is mainly driven by the full reversal of liability as of December 31, 2022 (see notes 1.11.1, 5.20.2 and 5.29).

Trade payables amount to €4.8 million at year-end, which represents a decrease of €1.9 million compared to year-end 2021, which is mainly attributable to the timing of the expenses and the related payments combined with a decrease of activities after the sale of CTMU activities and the strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements through the second semester of the year 2022 (see note 5.18).

The other current liabilities amount to €5.1 million at year-end which represents a decrease of €0.9 million compared to prior year-end. This decrease is mainly explained by:

- The decrease on social security and payroll accruals of €0.7 million compared to December 31, 2021, is mainly related to headcount reduction in 2022;

- A provision for onerous contracts in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing costs, after the Group's decision to discontinue the development of its remaining clinical programs taken in the fourth quarter of 2022. The provision recorded to cover for contractual obligations through 2023 is €2.1 million;

- The decrease of the other current liabilities related to RCAs and other grants by €0.2 million. The total amount of €0.9 million as of December 31, 2022 is attached to RCA conventions recognized in 2022 and is explained by the excess of cash proceeds compared to the eligible expenses; and

- The repayment of R&D tax credit to the federal government in the amount of €1.9 million related to the years 2013, 2014 and 2015, offset by an increase of deferred revenue by €0.2 million as part of contract with customer to sell C-Cathez medical devices.

For more details on other current liabilities, refer to note 5.18.

1.11.3. Analysis of the consolidated net cash burn rate.[3]

The table below summarizes the net cash burn rate of the Company for the years 2022 and 2021.

(€'000)	For the year ended 31 December,	
	2022	**2021**
Net cash used in operations	(28 010)	(26 643)
Net cash (used in)/from investing activities	7 202	(126)
Net cash (used in)/from financing activities	3 241	39 521
Effects of exchange rate changes	(6)	32
Change in Cash and cash equivalents	**(17 573)**	**12 784**
Change in Short-term investments	-	-
Net cash burned over the period	**(17 573)**	**12 784**

The cash outflow resulting from operating activities amounted to €28.0 million for the year ended December 31, 2022, which is in line with the €26.6 million for the year ended December 31, 2021.

The increase in cash inflow from investing activities is primarily due to:

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[3] 'Net cash burn rate' is an alternative performance measure determined by the year-on-year net variance in the Group's treasury position as above defined. The purpose of this measure for the Management is to determine the change of the treasury position.

- Proceeds from the sale of Manufacturing Business Unit to Cellistic for a gross amount of €6.0 million; and

- Proceeds from the sales of short-term investments associated to the sales of Mesoblast shares obtained on January 17, 2022, after the Group entered into an amendment with Mesoblast to convert the license into non-exclusive whereby a consideration of $1.5 million was agreed to be paid by Mesoblast in Mesoblast ordinary shares.

The decrease in cash inflow from financing activities is primarily due to the decrease in the proceeds from capital raise as no capital increase occurred in 2022 while the proceeds from capital raise reached an amount of €36.6 million in 2021.

1.12   Personnel

As of December 31, 2022, we employed 28 full-time employees, 3 part-time employees, 7 members of the Executive Committee (among them 3 are under management services agreement), and 1 manager under management services agreements.

1.13   Environment

All entities of the Group continue to hold the permits required by their activities and are in compliance with all applicable environmental rules.

In the second half of 2023, the Company will move to new offices in the same area that are more energy-efficient (e.g. more recent, more in adequation with the Company needs in terms of spaces, solar panel equipment…).

1.14   Going concern

Management made an assessment of the Company's ability to continue as a going concern[4] through preparation of detailed budgets and cash flow forecasts for the years 2023 and 2024. These forecasts reflect the new strategy of the Group and include significant expenses and cash outflows estimations in relation to the development of its proprietary technology platforms and intellectual property, partly compensated by grants funding and tax incentives. In performing this assessment, Management considered factors that could indicate the presence of material uncertainties that may cast significant doubt upon the company's ability to continue as a going concern. Factors, among others, considered included: operating losses and absence of any firm commitments for additional financing before the reporting date.

As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million and no short-term investments. The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.

[4] The uncertainly raised by the COVID-19 pandemic and by the war in Ukraine are not impacting going concern. Although there are lot of uncertainties, it does not impact the Company's ability to continue operations into the fourth quarter of 2023 considering its treasury position as of December 31, 2022. For additional information on COVID-19 pandemic and war in Ukraine updates, refer to note 5.2.1.

The Company is currently evaluating different financing options to obtain the required funding to extend the Company's cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company's ability to continue as a going concern.

After due consideration of the above, the Board of Directors determined that Management has an appropriate basis to conclude on the business continuity over the next 12 months from the date the financial statements are issued, and hence it is appropriate to prepare the financial statements on a going concern basis.

1.15   Risks and uncertainties

Reference is made to section 2.8 "Description of the principal risks associated to the activities of the Group".

Covid-19 pandemic

The impact of COVID-19 on the Company's business is uncertain at this time and will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but prolonged closures or other business disruptions may negatively affect the Company's operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its results of operations and financial condition. To date, COVID-19 has had no material impact on the Company's operating results or cash flows.

War in Ukraine

In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. The Company has no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations to date.

However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, the operations of the Company could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which the Company and its suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect the Company's ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.

1.16   Events and circumstances that could have a significant impact on the future

The Company has not identified significant events and circumstances that could have a significant impact on the future in addition to the potential impact of risks described in section 8 of chapter 2: "Description of the principal risks associated to the activities of the Group".

2. CORPORATE GOVERNANCE

2.1 General

This section summarizes the rules and principles on the basis of which the corporate governance of the Company has been organized pursuant to the CCA, the Company's articles of association, and the Company's corporate governance charter (the "Charter") adopted in accordance with the Belgian Corporate Code of Governance 2020 (the "CCG") and updated regularly by the Board of Directors.

The Company does not incorporate the information contained on, or accessible through, its corporate website into this Report, and you should not consider it a part of this Report.

The Charter is available on the Company's website (**www.celyad.com**) under the Investors/Corporate Governance tab.

The text of the CCG is available on the website of the Commission of Corporate Governance at **https://www.corporategovernancecommittee.be/fr/over-de-code-2020/code-belge-de-gouvernance-dentreprise-2020**.

The Board of Directors intends to comply with the provisions of the CCG but believes that the size and the current state of development of the Company justifies certain deviations. These deviations are further detailed in the Section 2.5 hereinafter.

The Charter includes the following main chapters:

- Structure and organization;
- Shareholder structure;
- The Board : terms of reference;
- Chairman of the Board;
- Company Secretary;
- Board committees;
- Executive Committee;
- Rules preventing market abuse;
- Miscellaneous and annexes.

2.2 Board of Directors

2.2.1. Composition of the Board of Directors

As provided by the articles 7:85 et sq. of the CCA, the Company is managed by a Board of Directors acting as a collegiate body. The Board of Directors' role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board of Directors determines the Company's values and strategy, its risk preference and key policies. The Board of Directors ensures that the necessary leadership, financial and human resources are in place for the Company to meet its objectives.

The Company has opted for a one-tier governance structure. As provided by Article 7:93 of the CCA, the Board of Directors is the ultimate decision-making body in the Company, except with respect to those areas that are reserved by the law or by the Company's articles of association to the Shareholders Meeting.

The Company's articles of association state that the number of directors of the Company, who may be natural persons or legal entities and who need not be shareholders, must be at least three. At least half of the members of the Board of Directors must be non-executive directors and at least three of them must be independent directors.

A meeting of the Board of Directors is validly constituted if at least half of its members are present in person or represented at the meeting. If that quorum is not met, a new board meeting may be convened by any director to deliberate and decide on the matters on the agenda of the board meeting for which a quorum was not met, provided that at least two members are present. Meetings of the Board of Directors are convened by the Chairperson of the Board or by at least two directors, whenever the interest of the Company so requires. In principle, the Board of Directors will meet at least four times per year.

The Chairperson of the Board of Directors shall have a casting vote on matters submitted to the Board of Directors in the event of a tied vote.

Until such time as the Fortress Shareholders (which shall have the meaning ascribed to it in that certain shareholders' rights agreement dated as of December 2, 2021 by and between CFIP CLYD LLC and the Company, in the form filed with the United States Securities and Exchange Commission on December 3, 2021) own in the aggregate less than 10% of the then outstanding shares (including shares underlying American Depositary Shares) for a period of more than thirty (30) consecutive days:

(i)   Fortress Investment Group LLC ("Fortress") shall have the right to select two (2) individuals (the "Fortress Designees") to be, at Fortress's option, (a) members of the Board, (b) non-voting observers of the Board or (c) a combination thereof (provided that if Fortress selects both Fortress Designees to be members of the Board, Fortress may also select a third Fortress Designee to be a non-voting observer of the Board), and

(ii)   the Board, at Fortress's option, (a) shall recommend the confirmation or (re)appointment of any two (2) Fortress Designees as members of the Board at any applicable general meeting of shareholders of the Company, (b) shall appoint any two (2) Fortress Designees as non-voting observers of the Board or (c) shall proceed to a combination thereof, and

(iii)   Upon the termination of the board mandate of any Fortress Designee (for whatever cause), at the option of Fortress, (a) the Company shall as soon as practicably possible co-opt to the Board a replacement Fortress Designee, and shall use best efforts to cause the confirmation of the co-optation at the next general meeting of shareholders of the Company; or (b) the Company shall as soon as practicably possible approve the appointment of a replacement Fortress Designee as a non-voting observer of the Board of Directors, and

(iv)   the Company shall not, directly or indirectly, without the consent of Fortress, recommend, directly or indirectly, or take any action to (a) increase the size of the Board or (b) co-opt or appoint to the Board, in place of the Fortress Designees, any individual other than a Fortress Designee.

At the date of this Report, the Board of Directors consists of 7 members, one of which is an executive director (with daily management authority) and 6 of which are non-executive directors, including three independent directors. The Board of Directors is composed of 4 men and 3 women.

Name	Position	Term	Board Committee Membership
Mel Management SRL (1)	Executive Director	2025	
Serge Goblet	Non-executive director	2024	
Christopher LiPuma (2)	Non-executive director	2024	Member of the Nomination and Remuneration Committee
Hilde Windels	Independent director	2026	Chair of the Board Member of the Audit Committee and Chair of the Nomination and Remuneration Committee
Ami Patel Shah (3)	Non-Executive Director	2024	
Dominic Piscitelli	Independent Director	2024	Chairman of the Audit Committee and member of the Nomination and Remuneration Committee
Marina Udier	Independent Director	2025	Member of the Audit Committee

(1) Represented by Michel Lussier.

(2) Christopher LiPuma has been elected as Board member as of January 20, 2022, in replacement of RAD Lifesciences BV who resigned from the Board on January 14, 2022.

(3) Ami Patel Shah has been elected as Board member on December 7, 2021, in replacement of Maria Koehler who has resigned from the Board of Directors on August 5, 2021.

The following paragraphs contain brief biographies of each of the directors, or in case of legal entities being director, their permanent representatives, with an indication of other relevant mandates as member of administrative, management or supervisory bodies in other companies during the previous five years.

Hilde Windels serves as Chair of the Board of Directors since June 2022. Hilde Windels is an advisor in the life sciences industry. She brings over 20 years of experience in biotech with a track record of business and corporate strategy, building and structuring organizations, private fundraising, mergers and acquisitions and public capital markets. Ms. Windels has worked as Chief Financial Officer for several biotech companies, amongst those Belgium based molecular Dx company Biocartis where she started as Chief Financial Officer CFO in 2011. She transitioned to the co-Chief Executive Officer role in 2015 and became interim Chief Executive Officer in 2017. She took up the CEO role of MyCartis in early 2018 and of its spin-out Antelope Dx mid-2019. Ms. Windels is a member of the board of directors of Erytech, GIMV and MdxHealth. She holds a Master's Degree in Economics (Commercial Engineer) from the University of Leuven (Belgium).

Michel Lussier is ad interim Chief Executive Officer of the Company. Mr. Lussier co-founded Cardio3 Biosciences SA the company which became Celyad SA. Mr. Lussier currently serves also on several Boards of Directors: iSTAR Medical SA and Gabi Smart Care SA as Chairman, Occlutech AG as board member. Previously, Mr. Lussier founded MedPole SA and its North American affiliate Medpole LTD, a Medtech and cell therapy incubator for start-up companies, serving as CEO until July 2020. From May 2014 and until September 2020, Mr. Lussier also served as the CEO of Metronom Health Inc, an early stage medical device company founded by Fjord Ventures, where he also acted as a management consultant. Mr. Lussier served as a member of the Board of Directors of Biological Manufacturing Services SA until 2017. Prior to that, from 2002 to 2013, he worked for Volcano Corporation, where he served in global leadership positions. Mr. Lussier started his career with Medtronic where he held a number of technical, marketing, sales then general management roles. Mr. Lussier obtained a Bachelor of Sciences degree in Electrical Engineering and Master's Degree in Biomedical Engineering at the University of Montreal. He also holds an MBA from INSEAD, France.

Serge Goblet holds a Master Degree in Business and Consular Sciences from ICHEC, Belgium and has many years of international experience as director in Belgian and foreign companies. Mr. Goblet is the managing director of TOLEFI SA, a Belgian holding company and holds director mandates in subsidiaries of TOLEFI.

Dominic Piscitelli brings more than 20 years of industry experience, including debt and equity financings, in-licensing transactions, acquisitions, marketing partnerships and commercial product launches (XTANDI® and Tarceva®). Since September 2019 Dominic has served as the Chief Financial Officer of ORIC Pharmaceuticals, Nasdaq-listed biotechnology company, that completed its initial public offering in April 2020. Prior to joining ORIC, Mr. Piscitelli was CFO of AnaptysBio, a Nasdaq-listed biotechnology company, where he helped raise over $500 million in an IPO and follow-on financings. From 2012 until 2017,

Mr. Piscitelli was Vice President of Finance, Strategy and Investor Relations at Medivation and played a key role in its acquisition by Pfizer. Previously, he served as Senior Director of Collaborations and Operations Finance at Astellas Pharma. Prior to that, Mr. Piscitelli served in various roles of increasing responsibility culminating as the Vice President, Treasury & Management Finance at OSI Pharmaceuticals, and played a significant role in their acquisition by Astellas. Mr. Piscitelli began his career with KPMG and is a certified public accountant. He earned a bachelor's degree in accounting and an MBA from Hofstra University (New York).

Marina Udier, Ph.D., serves as CEO of Nouscom after joining as Chief Operating Officer in 2016 from Versant Ventures, where she was Operating Principal. Prior to Versant, she held senior development and commercial roles at Novartis in Basel including work as a Global Commercial Head. Previously, Dr. Udier worked for McKinsey & Company in the US, working with Healthcare Fortune 500 companies in areas of marketing, strategy and pricing. She has a Ph.D. in Organic Chemistry from Yale University.

Ami Patel Shah is a Managing Director in Fortress Investment Group LLC's Intellectual Property Group based in San Francisco, where she focuses on a wide variety of investment opportunities in connection with intellectual property and technology. Prior to joining Fortress in 2013, Ms. Shah worked for Intel, most recently heading Intel's Global Wireless Patents group, overseeing the Intel's patent procurement, licensing, transaction and monetization activities for Intel and their development partners. At Intel, Ms. Shah also held wide-ranging and deep technical responsibilities, as well as led Intel's standards bodies interactions. Before joining Intel, she was with the law firms of Dorsey & Whitney, and Fish & Richardson where she worked on patent prosecution, licensing and ITC litigation matters. Ms. Shah is recognized as one of the World's Leading IP Strategists by Intellectual Asset Magazine in the IAM 300, awarded to individuals with an established track record in developing and rolling out world-class IP value creation programs. Ms. Shah began her legal career as an examiner in the United States Patent Office and was an engineer in the auto industry. Ms. Shah holds a J.D. from Cleveland State University along with a B.S. in Electrical and Computer Engineering from Wayne State University.

Christopher LiPuma is a Director in Fortress Investment Group LLC's Intellectual Property Group based in San Francisco, where he focuses on a wide variety of investment opportunities in connection with intellectual property, life sciences, and academic institutions. Prior to joining Fortress in 2018, Mr. LiPuma headed business development for Kastle Therapeutics, a private equity backed biotechnology company acquiring ultra-orphan drugs. Before joining Kastle, Mr. LiPuma was with OrbiMed Advisors, a life sciences focused asset management firm. At OrbiMed, Mr. LiPuma worked on royalty monetizations, direct lending to late development stage and early commercial stage life sciences companies, and several private equity transactions focused on acquiring legacy assets from big pharma. Mr. LiPuma started his career as an investment banker at Leerink Partners. Mr. LiPuma holds a B.A. from Hamilton College.

2.2.2. Board resolutions

The Board meets as frequently as the interest of the Company dictate, but in any case, sufficiently regularly to enable it to discharge its duties effectively, and certainly not less than four times per year.

Each meeting is chaired by the Chairman and, in his absence, by the director appointed by the Board. The Board may only validly deliberate and decide on issues before it, if at least half of its members are present or represented. A new meeting must be convened if a quorum is not reached. The second meeting may validly deliberate and decide on the items that were on the agenda of the first meeting regardless of the number of directors present or represented to the extent that at least two members of the Board are present. Any director may represent more than one other director.

Resolutions are taken by a simple majority of the votes cast, except:

(i)   for resolutions regarding the use of the authorized capital, and as long as Serge Goblet is a director of the Company, the majority of the votes must include the positive vote of Serge Goblet, or his abstention, to be adopted;

(ii)   until such time as the Fortress Shareholders own in the aggregate less than 15% of the then outstanding shares (including shares underlying American Depositary Shares) for a period of more than thirty (30) consecutive days, any decision in respect of the following require the positive vote of 90% of the directors present or validly represented: any IP Transaction (defined as the termination of the Company's intellectual property or any license, sublicense or contribution of intellectual property rights to third parties) involving intellectual property rights licensed to the Company or any of its subsidiaries by the Trustees of Dartmouth College relating to TCR deficiency (which, for the avoidance of doubt, does not include the Company's cardiological medical devices), (such intellectual property rights the "Dartmouth IP") with any of the following characteristics: (i) a transfer of litigation or prosecution rights to licensees and sublicensees associated with any of the Dartmouth IP, (ii) the granting of an exclusive license to any Dartmouth IP, (iii) the termination of any rights made available to the Company or any of its subsidiaries to any Dartmouth IP or (iv) any license or sub)license that (x) does not constitute an arms-length transaction for fair market value or (y) the terms of which, on their face, are not consistent with market practice in the jurisdictions and industry in which the Company operates.;

Furthermore, until such time as the Fortress Shareholders own in the aggregate less than 10% of the then outstanding shares (including shares underlying American Depositary Shares) for a period of more than thirty (30) consecutive days, the Company shall not, directly or indirectly, without the consent of Fortress, (a) incur or issue any indebtedness that would encumber any intellectual property of the Company, (b) issue any Equity Securities (defined as any share and any other security, financial instrument, certificate or other right (including options, futures, swaps and other derivatives) representing, being exercisable, convertible or exchangeable into or for, or otherwise providing a right to acquire, directly or indirectly, any of the securities mentioned above or any other security or financial instrument the value of which is based on any of the foregoing) of the Company that are senior to the ordinary shares with respect to the right to receive (x) dividends or other distributions to shareholders or (y) proceeds in the event of the liquidation, dissolution or winding-up of the Company (including for such purposes in connection with any change of control transaction), (iii) alter, amend or change the rights, preference or privileges of the shares, including in connection with any reclassification, recapitalization, reorganization or restructuring, (iv) make any proposal to amend, repeal or otherwise modify any provision of the Company's articles of association that would be reasonably expected to adversely affect the interests of Fortress or any Fortress Shareholder or (v) make any proposal to modify the rights of any Equity Securities of the Company in a manner adverse to any Fortress Shareholder.

2.2.3.   Director Independence

In application of the article 7:87 of the CCA, a director of a listed company is considered as independent if he does not entertain with the Company or an important shareholder of the Company any relation the nature of which could put his independence at risk. If the director is a legal entity, the independence must be assessed both in the case of the legal entity and its permanent representative. In order to verify if a candidate director fulfils those conditions, the independence criteria of the article 3.5 of the BCG are applied and can be summarized as follows:

- The director has not been an executive member of the Board of Directors, or daily manager of the Company (or an affiliate of the Company, if any), during a term of three years prior to his or her election and does not possess any stock option of the Company related to that function;

- The director has not been a non-executive director for a cumulative period of more than 12 years;

- The director has not been a member of the managerial staff of the Company (or an affiliate of the Company, if any) during a term of three years prior to his or her election and does not possess any stock option of the Company related to that function;

- The director does not receive and has not received any remuneration or other significant financial advantage from the Company (or an affiliate of the Company, if any), other than the profit share ("tantièmes") and remuneration received in his or her capacity as a non-executive director or as a member of the supervisory body;

- The director does not own any corporate rights that represent 10% or more of the share capital or voting rights of the Company, Further, the director cannot be appointed by a shareholder who falls under the conditions set forth in this criterion;

- The director does not and, during the year preceding his appointment, did not, have a significant business relationship with the Company (or an affiliate of the Company, if any), either directly or as a partner, shareholder, member of the Board of Directors or member of the managerial staff of a company or of a person that maintains such a relationship;

- The director is not and has not been at any time during the past three years, a partner or an employee of its current or former statutory auditor or of a company or person affiliated therewith;

- The director is not an executive director of another company in which an executive director of the Company is a non-executive director or a member of the supervisory body, and has no other significant ties with executive directors of the Company through his or her involvement in other companies or bodies;

- The director's spouse, unmarried legal partner and relatives (via birth or marriage) up to the second degree do not act as a member of the Board of Directors, member of the management board ("directiecomité / comité de direction") (should such corporate body be created) or daily manager or member of the managerial staff in the Company (or an affiliate of the Company, if any), and do not meet one of the criteria set out above.

The Board of Directors, assisted by the Chief Legal Officer and upon recommendation of the Remuneration and Nomination Committee, determines annually if the conditions of independence are fulfilled by the members of the Board.

2.2.4. Role of the Board in Risk Oversight

The Board of Directors is primarily responsible for the oversight of its risk management activities and has delegated to the Audit Committee the responsibility to assist the Board of Directors in this task. While the Board of Directors oversees the overall risk management, the Company's Management is responsible for the day-to-day risk management processes. The Board of Directors expects the management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board of Directors. The Company believes this division of responsibilities is the most effective approach for addressing the risks the Company faces.

2.2.5. Committees within the Board of Directors

2.2.5.1 General

Without prejudice to the role, responsibilities and functioning of the Executive Committee as set out below under section "Executive Committee", the Board of Directors may set up specialized committees to analyze specific issues and advise the Board of Directors on those issues. Such committees are advisory bodies only and the decision-making remains the collegiate responsibility of the Board of Directors. The Board of Directors determines the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

2.2.5.2 Audit Committee

At the date of this Report, the Audit Committee consists of three members: Dominic Piscitelli (Chairman), Marina Udier and Hilde Windels.

The role of the Audit Committee is to ensure the effectiveness of the internal control and risk management systems, the internal audit (if any) and its effectiveness and the statutory audit of the annual and consolidated accounts, and to review and monitor the independence of the external auditor, in particular regarding the provision of additional services to the Company. The Audit Committee reports regularly to the Board of Directors on the exercise of its functions. The Audit Committee informs the Board of Directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover the Company and its subsidiaries as a whole. The members of the Audit Committee are entitled to receive all information which they need to perform their function from the Board of Directors, Executive Committee and employees. Each member of the Audit Committee shall exercise this right in consultation with the Chairman of the Audit Committee.

The Audit Committee's duties and responsibilities include, among other things: the financial reporting, the review of internal controls and risk management, and managing the internal and external audit process. Those tasks are further described in the Audit Committee charter as set out in the Charter and in the Article 7:99 §4 of the CCA.

Dominic Piscitelli, and Hilde Windels have been identified by the Company's Board of Directors as having the necessary expertise in accounting and audit matters to serve as experts on the Audit Committee.

The Audit Committee holds a minimum of four meetings per year.

2.2.5.3 Nomination and Remuneration Committee

As of the date of this Report, the Nomination and Remuneration Committee is composed of three members: Hilde Windels (Chair), Christopher LiPuma and Dominic Piscitelli.

The Nomination and Remuneration Committee consists of not less than three directors, or such greater number as determined by the Board of Directors at any time. All members must be non-executive directors and at least a majority of its members must be independent in accordance with Article 7:87 of the CCA. The Company's Board of Directors has determined that Hilde Windels and Dominic Piscitelli are independent in accordance with Article 7:87 of the CCA.

The Nomination and Remuneration Committee must have the necessary expertise as regards the remuneration policy, and this condition is fulfilled if at least one member has had a higher education and has had at least three years of experience in personnel management or in the field of remunerating directors and managers. As of the date of this Annual Report, Hilde Windels (Chair), Christopher LiPuma and Dominic Piscitelli satisfy this requirement.

The CEO has the right to attend the meetings of the Nomination and Remuneration Committee in an advisory and non-voting capacity on matters other than those concerning himself. The Nomination and Remuneration Committee will elect a chairman from amongst its members. The Chairman of the Nomination and Remuneration Committee is actually Hilde Windels.

The role of the Nomination and Remuneration Committee is to assist the Board of Directors in all matters:

- Relating to the selection and recommendation of qualified candidates for membership of the Board of Directors;

- Relating to the nomination of the CEO;

- Relating to the nomination of the members of the Executive Committee, other than the CEO, upon proposal by the CEO;

- Relating to the remuneration of independent directors;

- Relating to the remuneration of the CEO;

- Relating to the remuneration of the members of the Executive Committee, other than the CEO, upon proposal by the CEO;

- On which the Board of Directors or the Chairman of the Board of Directors requests the Nomination and Remuneration Committee's advice.

Additionally, with regard to matters relating to remuneration, except for those areas that are reserved by law to the Board of Directors, the Nomination and Remuneration Committee will at least have the following tasks:

- Preparing the remuneration report (which is to be included in the Board of Director's corporate governance statement); and

- Explaining its remuneration report at the Annual General Shareholders Meeting.

It will report to the Board of Directors on the performance of these tasks on a regular basis. These tasks are further described in the terms of reference of the Nomination and Remuneration Committee as set out in the Charter. The Nomination and Remuneration Committee will meet at least twice per year, and whenever it deems it necessary to carry out its duties.

2.2.6. Meetings of the Board and the committees

In 2022, the Board of Directors held 13 meetings by telephone or videoconference:

Board Members	2022												
	13 Jan	24 Feb	24 Mar	29 Mar	29 Apr	8 Jun	23 Jun	4 Aug	25 Aug	19 Sept	7 Oct	11 Oct	13 Dec
C. Buyse	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present
S. Goblet	Present	Present	Present	Present	Rep.	Absent	Present	Present	Absent	Present	Present	Present	Present
A. Patel	Present	Absent	Present	Absent	Absent	Present	Present	Present	Present	Present	Present	Absent	Present
F. Petti	Present	Present	Present	Present	Present	Present	Present	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
D. Piscitelli	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present
M. Udier	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present
H. Windels	Present	Present	Present	Absent	Present	Present	Present	Present	Present	Present	Present	Present	Present
C. LiPuma	N.A.	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Absent	Present
R.A.D Life Sciences	Present	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Mel Management SRL	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present	Present

In addition, two notarized meetings of the Board of Directors took place in 2022 in relation to the issuance and amendment of warrants:

Board Members	2022	
	17 Mar	5 Oct
C. Buyse	Represented	Represented
S. Goblet	Represented	Represented
A. Patel	Represented	Represented
F. Petti	Represented	N.A.
D. Piscitelli	Represented	Represented
M. Udier	Represented	Represented
H. Windels	Represented	Represented

C. LiPuma	Represented	Represented
BV Mel Management SRL	Present	Present

The Nomination and Remuneration Committee held 9 meetings by telephone or videoconference:

Remuneration and Nomination Committee	2022								
	7 Jan	**11 Jan**	**25 Jan**	**15 Feb**	**20 Apr**	**7 Jun**	**27 Jul**	**6 Oct**	**25 Oct**
F. Petti	Present	N/A	Present	N/A	Present	Present	N/A	N/A	N/A
D. Piscitelli	Present	Present	Present	N/A	Present	Present	Present	Present	Present
H. Windels	Present	Present	Present	Present	Present	Present	Present	Present	Present
Mel Management SRL	Present	Present	Present	Present	Present	Present	Present	Present	Present
Chris LiPuma	N/A	N/A	N/A	N/A	N/A	N/A	Present	Present	Present

The Audit Committee held 5 meetings by telephone or videoconference.

Audit Committee	2022				
	15 Mar	**30 May**	**2 Aug**	**21 Nov**	**1 Dec**
H. Windels	Present	Present	Present	Present	Absent
D. Piscitelli	Present	Present	Present	Present	Present
M. Udier	Present	Present	Present	Present	Present

2.3   Executive Committee

The Board of Directors has established an Executive Committee. The terms of service of the Executive Committee have been determined by the Board of Directors and are set out in the Company's Charter.

The Executive Committee consists of the Chief Executive Officer, or CEO (who is the chairman of the Executive Committee), the Vice President of Finance and Administration (VP Finance), the Director of R&D, the Head of IP, the Head of Legal and the Vice President Human Resources.

The Executive Committee discusses and consults with the Board of Directors and advises the Board of Directors on the day-to-day management of the Company in accordance with the Company's values, strategy, general policy and budget, as determined by the Board of Directors.

Each member of the Executive Committee has been made individually responsible for certain aspects of the day-to-day management of the Company and its business (in the case of the CEO, by way of delegation by the Board of Directors; in the case of the other member of the Executive Committee, by way of delegation by the CEO). The further tasks for which the Executive Committee is responsible are described in greater detail in the sections referencing the Executive Committee, as set out in the Company's Charter.

The members of the Executive Committee are appointed and may be dismissed by the Board of Directors at any time. The Board of Directors appoints them following the recommendation of the Nomination and Remuneration Committee, which shall also assist the Board of Directors on the remuneration policy of the members of the Executive Committee, and their individual remunerations.

The remuneration, duration and conditions of dismissal of Executive Committee members is governed by the contract entered into between the Company and each member of the Executive Committee with respect to their function within the Company.

In principle, the Executive Committee meets every month. Additional meetings may be convened at any time by the Chairman of the Executive Committee or at the request of two of its members. The Executive Committee will constitute a quorum when all members have been invited and the majority of the members are present or represented at the meeting. Absent members may grant a power of attorney to another member of the Executive Committee. Members may attend the meeting physically or by telephone or video conference. The absent members must be notified of the discussions in their absence by the Chairman (or the Company Secretary, if the Executive Committee has appointed a Company Secretary from among its members).

The members of the Executive Committee must provide the Board of Directors with information in a timely manner, if possible, in writing, on all facts and developments concerning the Company that the Board of Directors may need in order to function as required and to properly carry out its duties. The CEO (or, in the event that the CEO is not able to attend the Board of Directors' meeting, the VP Finance & Administration, in the event that the VP Finance & Administration is not able to attend the Board of Directors' meeting, another representative of the Executive Committee) must report at every ordinary meeting of the Board of Directors on the material deliberations of the previous meeting(s) of the Executive Committee.

The following table sets forth the members of the Executive Committee who have performed during 2022.

Name	Function	Year of birth
Filippo Petti(1)	Chief Executive Officer and Chief Financial Officer	1976
Mel Management, represented by Michel Lussier	Chief Executive Officer	1956
Charles Morris(2)	Chief Medical Officer	1965
NandaDevi SRL, represented by Philippe Dechamps(3)	Chief Legal Officer and Corporate Secretary	1970
MC Consult SRL, represented by Philippe Nobels	Chief Human Resources Officer	1966
ImXense SRL, represented by Frederic Lehmann(4)	Vice President Clinical Development & Medical Affairs	1964
Stephen Rubino(5)	Chief Business Officer	1958
David Gilham(6)	Chief Scientific Officer	1965
F&C Consulting SRL, represented by David Georges	Vice President Finance and Administration	1976
Eytan Breman	Director Research and Development	1980
Hannes Iserentant	Head of IP	1978
An Phan	Heal of Legal	1975

(1) The collaboration between the Company and Filippo Petti was terminated on June 24,2022.
(2) The mandate of Chief Legal Officer of NandaDevi SRL was terminated on October 31, 2022, but NandaDevi continues his mandate as Corporate Secretary since November 1, 2022.
(3) The collaboration between the Company and ImXense SRL was terminated on July 29, 2022.
(4) The collaboration between the Company and Stephen Rubino was terminated on April 1, 2022.
(5) The collaboration between the Company and David Gilham was terminated on June 24, 2022.

The following paragraphs contain brief biographies of each of the current members of the Executive Committee or in case of legal entities being a member of the Executive Committee or key manager, their permanent representatives.

Michel Lussier (representative of Mel Management SRL), CEO ad interim – reference is made to section "2.2.1. Composition of the Board of Directors".

David Georges (representative of F&C Consulting SRL), brings more than 20 years of experience in the life sciences industry holding various financial and administration roles. David first joined Celyad Oncology in January 2019 as Finance Director and was appointed VP of Finance and Administration in June 2022. He started his career in the bank and insurance sector working for Axa Royale Belge and the Citibank's EMEA headquarters, where he had the opportunity to evolve in different financial roles including accounting, tax and financial consolidation. From there, he worked as a financial manager for the pharmaceutical Merck KGaA where he held responsibilities for financial controlling, procurement and supply chain as well as

holding an active role on the finance integration of acquired company Serono. Before joining Celyad Oncology, David served as Finance and Administration Director and then CFO of DIAsource ImmunoAssays, a privately held Belgian infectious disease company where he played a key role in M&A activities with AnteoTech and Biovendor. David holds a bachelor's degree in Economy and a postgraduate degree in Finance from the University of Louvain.

Philippe Nobels (representative of MC Consult SRL) serves as Vice President of Human Resources of the Company. He started his career at Price Waterhouse (now PricewaterhouseCoopers) as auditor in 1989. He also went in rotational assignment in Congo during 2 years on consulting missions for the World Bank. In 1995, he joined Fourcroy as plant controller. Then, he joined Dow Corning in 1997 where he held different positions in Finance and Human Resources. He led the HR operations in Europe, became the HR manager for Dow Corning in Belgium, and HR Business Partner for the sales and marketing functions globally. As a member of the sales and marketing Leadership teams, he contributed to Dow Corning's major transformation initiatives to increase organizational effectiveness, employees' engagement & performance as well as Business results. Mr. Nobels holds a Master's Degree in Economics from the University of Namur.

Eytan Breman first joined Celyad Oncology as a R&D Project Leader in 2015 and has also held positions as a senior scientist and R&D Manager of the discovery group at the Company. As of June 2022, Eytan became Head of R&D, heading the implementation of our research and development strategy for both the current and future CAR T therapies we are developing. Prior to working at Celyad Oncology, he started his career as an engineer in the laboratory of immunology at the academic hospital of Maastricht in 2007. He then obtained a Masters in Biopharmaceutical Sciences from the University of Leiden and a PhD in transplant immunology from the University of Antwerp. He was awarded The Anthony P. Monaco Award for his work in the transplant field in 2014.

Hannes Iserentant, serves as Head of Intellectual Property (IP) of the Company. He first joined Celyad Oncology as IP Director in 2016 and has held positions including Senior Director of IP and Senior Director of R&D at the Company. He started his IP career in private practice at Bird Goën & Co as a member of the life sciences team before moving to VIB, a research institute active in all areas of life sciences. He was a founding member of VIB's technology watch team involved in identifying and securing access to early stage, emerging technologies. From 2013 to 2016, he was appointed as a member of the "Expert Group on the development and implications of patent law in the field of biotechnology and genetic engineering" for the European Commission. Mr. Iserentant holds a PhD in Biomedical Sciences from Ghent University and is a qualified European Patent Attorney.

An Phan, joined Celyad Oncology in September 2021 as Senior Legal Director and was appointed as Head of Legal in July 2022. An brings more than 20 years of legal experience with a strong focus on Life Sciences and Compliance, as well as a proven record of providing strategically sound counsel in highly regulated businesses. An began her law career in international law firms. In 2004, she joined Johnson & Johnson as Senior Legal Counsel providing legal support to all J&J businesses mainly in the Middle East and Africa. Seven years later, An served as Legal Director EMEA for St. Jude Medical for eight years, where she was supporting the whole region of Europe, Middle East and Africa. Following the acquisition of St. Jude Medical by Abbott, An moved to Hill-Rom as Compliance Director Europe & MEATI located in Amsterdam. Prior to Celyad, An worked as General Counsel for De Smet SA Engineering & Contractors in Belgium supporting their operations worldwide. An holds a Master in Laws from the UCLouvain (Belgium) and a postgraduate certification in International and European Tax Law from the "Ecole Supérieure des Sciences Fiscales" (Brussels, Belgium).

2.4 Conflict of Interest of Directors and members of the Executive Committee and transactions with affiliated companies

2.4.1. General

Each Director and member of the Executive Committee is encouraged to arrange his or her personal and business affairs so as to avoid direct and indirect conflicts of interest with the Company. The Company's Charter contains specific procedures to deal with potential conflicts.

2.4.2. Conflicts of interest of Directors

The Article 7:96 of the CCA provides for a special procedure within the Board of Directors in the event of a possible personal financial conflict of interest of one or more directors with one or more decisions or transactions to be adopted by the Board of Directors. In the event of a conflict of interest, the director concerned must inform his or her fellow directors of his or her conflict of interest before the Board of Directors deliberates and takes a decision in the matter concerned. Furthermore, the conflicted director may not participate in the deliberation and voting by the Board of Directors on the matter that gives rise to the potential conflict of interest. The minutes of the meeting of the Board of Directors must contain the relevant statements made by the conflicted director, as well as a description by the Board of Directors of the conflicting interests and the nature of the relevant decision or transaction to be adopted. The minutes must also contain a justification by the Board of Directors for the decision or transaction adopted, and a description of the financial consequences thereof for the Company. The relevant minutes must be included in the (statutory) annual report of the Board of Directors.

The Company must notify the Statutory Auditor of the conflict. The Statutory Auditor must describe in its statutory annual audit report the financial consequences of the decision or transaction that gave rise to the potential conflict.

This procedure does not apply to decisions or transactions in the ordinary course of business at customary market conditions.

2.4.3. Existing conflicts of interest of members of the Board of Directors

Except as reported hereinafter, as far as the Company is aware, none of the Directors have a conflict of interest within the meaning of Article 7:96 of the CCA which has not been disclosed to the Board of Directors. Other than potential conflicts arising in respect of compensation-related matters, the Company does not foresee any other potential conflicts of interest in the near future.

In 2022, certain members of the Board declared a conflict of interest. The following declaration were made in that respect:

Excerpt from the minutes of the Board meeting of January 13, 2022:

"The Board acknowledged the resignation of R.A.D. Life Sciences, represented by Rudy Dekeyser, as member of the Board with effective date as of January 14, 2022.

The Board discussed the warrants allocated to Rudy Dekeyser.

The article 7:96 of the BCAC (Belgian Company Code of Companies and Associations) provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Rudy Dekeyser informed the other directors that he has a conflicting financial interest in the decision proposed since it is envisaged to waive the condition of presence imposed by the warrants plans of the Company in favor of Rudy Dekeyser. This waiver would concern the warrants that have been allocated to Rudy Dekeyser and that are not already vested. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with the article 7:96 of the BCAC. Rudy Dekeyser left the videoconference.

The Board expressly waived the condition of presence imposed by the warrants plans of the Company in favor of Rudy Dekeyser, meaning that Rudy Dekeyser will be allowed to exercise all his warrants during the exercise periods provided by the plans, even if he stopped his professional activities in favor of the Company on January 14, 2022, and even if his warrants have not been fully vested."

Excerpt from the minutes of the Board meeting of June 23, 2022

"Allocation to the Board

The Board discussed the allocation of warrants to Board members:

- *Michel Lussier (300,000 warrants);*

Each warrant will give the right to its owner to acquire one new share of the Company. The exercise price will be equal to the fair market value of the Company's shares at the time of the offer, this value corresponding to the closing price of the share on the day before the date of the offer.

The article 7:96 of the BCAC provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Michel Lussier informed the other directors that he has a conflicting financial interest in the decision proposed. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with the article 7:96 of the BCAC. Michel Lussier left the meeting and the Board unanimously approved the allocation of 300,000 warrants to Michel Lussier, subject to the terms and conditions of the services agreement to be signed between Michel Lussier and the Company. Michel Lussier then came back to the meeting.

Resignation of Filippo Petti as CEO/CFO

The article 7:96 of the BCAC provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Filippo Petti informed the other directors that he has a conflicting financial interest in the decision regarding this agenda item. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with the article 7:96 of the BCAC. Filippo Petti left the meeting.

Upon recommendation of the Remuneration and Nomination Committee, the Board acknowledged the resignation of Filippo Petti as Managing Director (CEO) and CFO of the Company, with effective date as of June 24, 2022. M. Petti will continue to serve the Company and support the transition of his work to the new CEO under its current employment contract until the termination date on July 31, 2022.

The Board approved the material elements of the draft Transitional Services and Separation Agreement with Filippo Petti, including a.o. (i) the payment of a contractual termination indemnity of 9 months at the

termination date, (ii) a company indemnification and release of claim, (iii) a waiver of Filippo Petti's non-compete clause, and (iv) the waiver of the condition of presence imposed by the warrants plans of the Company in favor of Filippo Petti, meaning that Filippo Petti will be allowed to exercise all the warrants accepted prior to the effective termination date of his contract, during the exercise periods provided by the plans, even if he stopped his professional activities in favor of the Company on the termination date, and even if his warrants have not been fully vested.

The Board mandated Dominic Piscitelli, Hilde Windels, the CLO and/or Michel Lussier to execute the documentation in relation to this agenda item.

<u>*Nomination of a new CEO of the Company*</u>

The article 7:96 of the BCAC provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Michel Lussier informed the other directors that he has a conflicting financial interest in the decision regarding this agenda item. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with the article 7:96 of the BCAC. Michel Lussier left the meeting.

Upon recommendation of the Remuneration and Nomination Committee, the Board approved the nomination of Mel Management SRL, represented by Michel Lussier, as Managing Director (CEO) of the Company, with effective date as of June 24, 2022.

The Board approved the key terms and conditions of the draft services agreement with Mel Management SRL, including a.o. (i) an undetermined duration, (ii) the grant of 300.000 warrants at signing and (iii) a monthly fee of 6,250 EUR. The Board mandated Dominic Piscitelli, Hilde Windels and/or the CLO to negotiate and to execute the documentation in relation to this agenda item.

Michel Lussier then came back to the meeting.

The Board decided also to start the search for a new CEO.

The article 7:96 of the BCAC provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Hilde Windels informed the other directors that she has a conflicting financial interest in the decision regarding this agenda item. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with the article 7:96 of the BCAC. Hilde Windels left the meeting.

Upon recommendation of the Remuneration and Nomination Committee represented by Dominic Piscitelli and Michel Lussier, the Board approved the nomination of Hilde Windels as Chair of the Board and Chair of the Nomination and Remuneration Committee in replacement of Michel Lussier, with effective date as of 24 June 2022. The remuneration of the Chair will be in line with the remuneration policy of the Company.

<u>Excerpt from the minutes of the Board meeting of August 4, 2022</u>

"The Board then discussed the allocation of warrants to Board members:

- *Hilde Windels (10,000 warrants);*

Each warrant will give the right to its owner to acquire one new share of the Company. The exercise price will be equal to the fair market value of the Company's shares at the time of the offer, this value corresponding to the closing price of the share on the day before the date of the offer.

The article 7:96 of the BCAC provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Hilde Windels informed the other directors that she has a conflicting financial interest in the decision proposed. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with the article 7:96 of the BCAC. Hilde Windels left the meeting and the Board unanimously approved the allocation of 10,000 warrants to Hilde Windels. Hilde Windels then came back to the meeting."

<u>Excerpt from the minutes of the Board meeting of December 13, 2022:</u>

"The Board acknowledged the resignation of Chris Buyse as member of the Board with an effective date as of today, at midnight.

The Board discussed the warrants allocated to Chris Buyse.

The article 7:96 of the BCAC (Belgian Company Code of Companies and Associations) provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Chris Buyse informed the other directors that he has a conflicting financial interest in the decision proposed since it is envisaged to waive the condition of presence imposed by the warrants plans of the Company in favor of Chris Buyse. This waiver would concern the warrants that have been allocated to Chris Buyse and that are not already vested. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with article 7:96 of the BCAC. Chris Buyse left the meeting.

The Board expressly waived the condition of presence imposed by the warrants plans of the Company in favor of Chris Buyse, meaning that Chris Buyse will be allowed to exercise all her warrants during the exercise periods provided by the plans, even if he stopped his professional activities in favor of the Company on December 13, 2022, and even if his warrants have not been fully vested.

The Board discussed the allocation of warrants to Board members:

- Hilde Windels (10,000 warrants);

- Serge Goblet (10,000 warrants);

- Dominic Piscitelli (10,000 warrants);

- Marina Udier Blagovic (10,000 warrants).

The warrants are granted under the Warrants Plan 2022. Each warrant will give the right to its owner to acquire one new share of the Company. The exercise price will be equal to the fair market value of the Company's shares at the time of the offer, this value corresponding to the closing price of the shares on the day before the date of the offer.

The article 7:96 of the BCAC provides that "if a director has, directly or indirectly, a conflicting financial interest in a decision or operation to be decided by the board of directors, he has to inform the other directors before the deliberation of the board of directors. His declaration, including the reasons for his conflicting financial interest, must be recorded in the minutes of the board meeting that will take the decision. The auditor must also be informed. The concerned directors cannot deliberate nor vote on the concerned decisions".

Serge Goblet informed the other directors that he has a conflicting financial interest in the decision proposed. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with article 7:96 of the BCAC. Serge Goblet left the meeting and the Board unanimously approved the allocation of 10,000 warrants to Serge Goblet. Serge Goblet then came back to the meeting.

Hilde Windels informed the other directors that she has a conflicting financial interest in the decision proposed. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with article 7:96 of the BCAC. Hilde Windels left the meeting and the Board unanimously approved the allocation of 10,000 warrants to Hilde Windels. Hilde Windels then came back to the meeting.

Dominic Piscitelli informed the other directors that he has a conflicting financial interest in the decision proposed. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with article 7:96 of the BCAC. Dominic Piscitelli left the meeting and the 6 Board unanimously approved the allocation of 10,000 warrants to Dominic Piscitelli. Dominic Piscitelli then came back to the meeting.

Marina Udier Blagovic informed the other directors that she has a conflicting financial interest in the decision proposed. This declaration will be communicated to the statutory auditor of the Company and inserted in the annual report 2022 in accordance with article 7:96 of the BCAC. Marina Udier Blagovic left the meeting and the Board unanimously approved the allocation of 10,000 warrants to Marina Udier Blagovic. Marina Udier Blagovic then came back to the meeting."

2.4.4. Related Party Transactions

To date, no related party transaction involving the Company's Directors, or the members of the Executive Committee, except sections 2.4.3, 2.7.4 and 2.7.2.4, has been disclosed to the Company.

2.4.5. Transactions with affiliates

Article 7:97 of the CCA provides for a special procedure that applies to intra-group or related party transactions with affiliates. The procedure will apply to decisions or transactions between the Company and affiliates of the Company that are not a subsidiary of the Company. It will also apply to decisions or transactions between any of the Company's subsidiaries and such subsidiaries' affiliates that are not a subsidiary of the Company.

Prior to any such decision or transaction, the Board of Directors of the Company must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee provides the Board of Directors with a written report giving the motives for the decision of the envisaged operation, addressing at least the following elements: the nature of the decision or the operation, a description and an estimation of the equity consequences, a description of the eventual other consequences, the advantages and inconvenient resulting therefrom for the Company, as the case maybe. The committee puts the proposed decision or operation in the context of the strategy of the Company and determines if it causes any prejudice to the Company, if it is compensated by other elements of that strategy, or if it is manifestly abusive. The remarks of the expert are integrated in the opinion of the committee.

The Board of Directors must then take a decision, taking into account the opinion of the committee. Any deviation from the committee's advice must be explained. Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee's advice and the decision of the Board of Directors must be communicated to the Company's Statutory Auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the Board of Directors and the opinion by the Statutory Auditor must be included in the (statutory) annual report of the Board of Directors.

The procedure does not apply to decisions or transactions in the ordinary course of business at customary market conditions, and transactions or decisions with a value of less than 1% of the consolidated net assets of the Company.

In 2022, there was no transaction with affiliates except the termination effective October 1, 2022, of the Interco service contract between the Company and its affiliate Biological Manufacturing Services dated 11 April 2011, following the sale of the Company's Cell Therapy Manufacturing Unit to Cellistic, the cell therapy development and manufacturing business of Ncardia Belgium BV (see Section 1.7 above).

2.4.6. Code of Business Conduct and Ethics

In 2015, the Company adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of its employees, members of its Executive Committee and directors. It has been updated on June 25, 2020. The Code of Conduct is available on the Company's website at **https://www.celyad.com/en/investors/corporate-governance**. The Audit Committee is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, members of its Executive Committee and directors.

2.4.7. Market abuse regulations

On June 17, 2013, the Board of the Company defined specific rules to prevent the illegal use of inside information by board members, shareholders, managers and employees or the appearance of such use ("the Market Abuse Policy"). The Market Abuse Policy is regularly reviewed and updated by the Board of Directors and is available on the Company's website.

The Policy applies to all holders of inside information. An insider can be given access to inside information within the scope of the normal performance of his or her duties. The insider has the strict obligation to treat this information confidentially and is not allowed to trade financial instruments of the Company to which this inside information relates.

In accordance with art 25bis §1 of the law of August 2, 2002, and the EU Regulation 596/2014 of April 16, 2014 on market abuse (the "MAR"), the Company has established a list of persons in the Company who, based on an employment or service agreement, have contracted with the Company and have during the course of their duties access to inside information directly or indirectly. This list is updated regularly and remains at the disposal of the FSMA for a period of 5 years.

2.5   Corporate Governance Code

The Company's Board of Directors complies with the principles of the CCG. However, the Company deviates from the following principles:

- *Remuneration in company's shares (principle 7.6):* as per applicable laws, the Company does not meet the legal requirements to proceed with a shares buy-back and, consequently does not own treasury shares, and therefore, is not able to grant a portion of non-executive directors' remuneration in company's shares;

- *No grant of stock options to independent directors (principle 7.6):* since the Company is not able to offer treasury shares, the Company decided that independent directors may be allocated a fixed number of subscription rights (warrants). This allocation of warrants is not related to any performance criteria. As further detailed in the Company's Remuneration Policy, this allocation is aimed at attracting highly skilled non-executive directors in a highly dynamic and competitive market;

- *Absence of minimum detention of shares (principle 7.9):* the Company has not fixed any minimum threshold for the detention of shares by the members of the Executive Committee, since the Company does not own treasury shares and does not have the possibility to offer shares for free to the members of the Executive Committee. However, the members of the Executive Committee hold subscription rights (warrants) on the Company's shares as described in the Remuneration Report;

- *No clawback (principle 7.12):* at the date of this report, the Company has not adopted any clawback provision to claim variable remuneration from the Executive Committee members, given the practice of the industry in which the Company operates and the difficulties to recruit in this competitive environment.

The Company has not adopted a diversity policy. The talents market is particularly tense and dynamic in the biopharmaceutical industry and developing a diversity policy adjusted to this fast-changing environment was not deemed to be the best instrument to meet the Company's challenges in human resources. Over the past years, the Company has successfully achieved a broad degree of diversity from a gender, citizenship, expertise and educational background perspective at the Company's Board of Directors, Executive Committee, Management and staff levels. The Company has attracted talents from various countries which reflects the Company's international footprint to support the Company's strategy.

At the Board of Directors, the Company complies with Belgian laws on gender with at least one third of the members who are from a different gender. One Board member is Canadian, three members are Americans, one is Croatian, and two are Belgians.

At the Executive Committee, one member is Belgian-Canadian, 4 are Belgians and one is Israeli-Dutch. One member is a woman. The Company will pursue its efforts to increase the female presence at the Executive Committee.

The Management team is composed of 7 members, where the Company counts 71 % (5) of female and 29% (2) of male. Those managers or directors have different nationalities (from Belgium, Mexico, and the US).

Regarding the employees not included above the Company records 64% female employees and 36% male employees.

In accordance with the CCG, the Board of Directors of the Company will review its Charter from time to time and make such changes as it deems necessary and appropriate. The Charter, together with the Company's articles of association, is available on the Company's website (**https://celyad.com/wp-content/uploads/20220324_Celyad-Oncology_Corporate_governance_charter.pdf**) and can be obtained free of charge at the registered office of the Company.

2.6   Remuneration Policy

2.6.1.   Introduction

The remuneration policy of the Company (the "Policy") has been approved at the shareholders meeting of May 5, 2021.

The Policy is established to be competitive in the (employment) markets in which the Company operates, mainly the United States and Europe. The approach taken by the Company is to apply a remuneration policy which is overall balanced and allows tailoring individual remuneration packages to ensure a fair and competitive remuneration for the (job)market in which our key persons operate. The Company believes this adds to the long-term value creation for all our stakeholders.

As a clinical-stage biotechnology company, the Company aims at achieving a strategy involving discovering, developing, testing and eventually commercializing (potential) product candidates. Successful implementation of this strategy requires an intense long-term effort of highly qualified persons. As such, this Policy is aimed at attracting and retaining highly qualified persons for executive and non-executive positions on our Board of Directors as well as executive management and to motivate them to contribute to our long-term goals and strategy.

2.6.2.   Remuneration of the Board of Directors

2.6.2.1   Principles

The Policy is aimed at attracting non-executive directors with the most relevant skills, knowledge and expertise in a highly competitive and quickly evolving industry. The Policy will help the Company attract and retain a diverse and international team of non-executive directors, striking a balance between scientific, financial, operational and strategic contributions, promoting an open, fair, sustainable and equitable company culture, driven by success.

The remuneration of the non-executive Directors is determined by the Shareholders' Meeting upon proposal of the Board of Directors based on a recommendation from the Nomination and Remuneration Committee. The Nomination and Remuneration Committee benchmarks non-executive Directors' compensation against peer companies to ensure that it remains fair and competitive. The Directors' remunerations are therefore market driven.

2.6.2.2   Components

The Policy is based on the following fixed components:

(a) A fixed fee, consisting of a base fee and an additional fee if the non-executive director is the Chairman of the Board or any of its Committees or if the non-executive Director is a member of a Board Committee; and

(b) Warrants.

The remuneration of non-executive Directors does not contain any variable part and is not based on any performance conditions.

As the Company has no distributable reserves, it does not meet the legal requirements to proceed to a shares buy-back, therefore does not own treasury shares and is then currently unable to grant shares to the non-executive directors as part of their remuneration. This is a deviation from principle 7.6 of the CCG.

Fixed fee

The fixed fee of non-executive directors consists of:

(a) A fixed annual fee (retainer) of 18,000 EUR (36,000 EUR for the Chairman of the Board), including the four annual, ordinary Board meetings;

(b) A supplemental fixed fee of 3,000 EUR (5,000 EUR for the Chairman of the Board) for the participation to extraordinary Board meetings of more than 2 hours, and 1,500 EUR (2,500 for the Chairman of the Board) for the participation to extraordinary Board meetings of less than 2 hours;

(c) A supplemental fixed annual fee (retainer) of 15,000 EUR for membership of each Committee of the Board of Directors, increased by 5,000 EUR for the Chairmanship of such Committee;

(d) An extraordinary fee of €3,000 for specific assignments to a non-executive director, on request of the CEO and with prior approval of the Board of Directors.

The Board fees are paid in quarterly installments at the end of each subsequent calendar quarter.

The Company will also reimburse out-of-pocket expenses (such as, without limitation, travel, meals and lodging expenses) incurred by directors in direct relation with their Board duties.

Warrants

In deviation from the principle 7.6 of the CCG, the Board has determined that the grant of warrants to non-executive or independent directors is in the best interest of the Company to attract and retain highly skilled directors in a very dynamic and competitive environment. The grant of warrants is a commonly used remuneration instrument in the sector in which the Company operates, in particular in the United States where the Company is active. In addition, the Company is not entitled to own treasury shares (see above) and is currently unable to offer any remuneration in shares. Finally, the grant of warrants provides an attractive additional remuneration without impacting the Company's cash. Without this possibility, the Company would be subject to a considerable disadvantage compared to competitors offering warrants to their non-executive directors.

The grant of warrants is not linked or subject to any performance conditions and consequently, does not qualify as variable remuneration.

The warrants are usually issued by decision of the Board of Directors within the framework of the authorized capital (but can also be issued by decision of the Shareholders' Meeting). The warrants are then offered to non-executive directors by decision of the Board of Directors upon recommendation of the Nomination and Remuneration Committee. Conflict of interest procedure applies to such decision of the Board. Each warrant gives its holder the right (but not the obligation) to subscribe, under the exercise conditions, during the exercise periods and against payment of the exercise price, to one Company's share.

Company's warrants are granted for a limited term. This term is determined by the Board of Directors, in compliance with the CCA, with a maximum of ten years. The warrants have a vesting period of minimum three (3) years and may be exercised to the extent vested. Shares obtained through the exercise of warrants are freely transferrable.

The exercise price is equal to the fair market value of the Company's shares at the time of the offer. This value is determined by the Board of Directors and corresponds to either the closing price of the Company's share on the day before the date of the offer or the average of the thirty (30) calendar days preceding the date of the offer of the closing price of the Company's Share.

The warrants can be immediately exercised by the beneficiaries in the following situations:

(a) Share capital increase in cash without suspension of the preferential rights of the existing shareholders;

(b) Takeover bid on the shares of the company as of the announcement of the public offer by the FSMA;

(c) Change of control on the company;

(d) Conclusion of a "strategic partnership" with an important industrial actor, active in the life-science sector, and if the "strategic partnership" is qualified as such by the board of directors.

For further details on the terms and conditions of our warrants plans, we refer to the plans available on our website and as may be amended from time to time.

2.6.2.3 Contract terms and conditions

The directors' mandate may be terminated "ad nutum" (at any time) without any form of compensation. There is no specific agreement between the Company and non-executive directors which waives or restrains the right of the Company to terminate "ad nutum" (at any time) the mandates of the directors.

The Company has signed with its directors an engagement letter consistent with the terms of this Policy.

2.6.3. Remuneration of the Executive Committee

2.6.3.1 Principles

The Company's remuneration Policy for the members of its Executive Committee is aimed at attracting, motivating, and retaining top talents in a very competitive and international environment to deliver our strategic and operational objectives. The Company's aim is therefore to be competitive against peer companies in its markets, to incentivize performance and not to discriminate on any manner.

The remuneration Policy is driven by the employees' and the Company's performance. The remunerations are based on market benchmarks.

The remuneration of the members of the Executive Committee is determined by the Board of Directors based on recommendations made by the Nomination and Remuneration Committee, further to a recommendation made by the CEO to the Nomination and Remuneration Committee (except where his own remuneration is concerned).

The Nomination and Remuneration Committee takes into consideration the employment conditions of employees and ensures that the remuneration of the Executive Committee remains proportionate to the remuneration of the employees, taking into consideration the degree of responsibility of the Executive Committee. Both the members of Executive Committee and employees' remunerations are market driven. For employees, the Company's remuneration is based on an independent benchmark done by a reputed international firm. The benchmark includes data points from biotech, medium and large pharmaceutical companies and is performed on an annual basis.

2.6.3.2 Components

The remuneration of the Executive Committee is based on the following fixed and variable components:

(a) Base fixed remuneration;

(b) Variable annual cash remuneration;

(c) Pension;

(d) Fringe benefits; and

(e) Warrants.

The structure of the remuneration of Executive Committee members consists in an appropriate balance between fixed and variable remuneration. The nature and magnitude of the variable remuneration is structured to align the interests of the Executive Committee members with the sustainable value-creation objectives of the Company. Pension and other fringe benefits complete the remuneration package in line with market practice. The actual relative weights of the components of the remuneration package depends on the achievement of the performance criteria, the role and the location of each Executive Committee member as specified below, and aims at ensuring remuneration packages that are competitive and in line with market practice.

Base Fixed Remuneration

Each member of the Executive Committee is entitled to a base fixed remuneration designed to fit responsibilities, relevant experience, and competences, in line with market rates for equivalent positions.

Variable Annual Cash Remuneration

The base amount of the variable remuneration is based on the Company's performance and the individual performance of the Executive Committee members measured against the individual and Company's objectives.

For the CEO, the variable remuneration is based on 75% of the Company performance and 25% of individual performance. For the other members of the Executive Committee, the variable remuneration is based on 50% of Company performance and 50% of individual performance.

The variable compensation represents 30% of the fixed compensation at target for non-US members, 35% to 40% of the fixed compensation at target for US-based members and 45% of the fixed compensation at target for the CEO. Those target percentages may be multiplied by a factor from 0% to 200%, depending on the individual performance.

The Variable Annual Cash Remuneration is therefore subject to an absolute cap of 200% of the fixed compensation, in line with principle 7.10 of the CCG.

The Company objectives are determined annually by the Board of Directors, ultimately at the start of the period in which the incentive may be earned.

The individual performance of each member of the Executive Committee is determined by an annual assessment between the individual and the CEO (or, for the CEO, between the CEO and the Chairman of the Board). It consists of SMART (Specific, Measurable, Actionable, Realistic, Time driven) and challenging objectives. Those individual objectives are aligned and consistent with the Company's strategic objectives. The performance assessment leads to a score that will define the overall individual performance and is determined by the Board of Directors upon recommendation of the Nomination and Remuneration Committee.

The Company's objectives are aligned with the Mission and the Vison of the Company and contribute to the Company's strategy, the enhancing of patients' well-being and life and shareholders value creation, while maintaining a solid cash position. The Company's objectives are typically based on a combination of various elements:

- Clinical Product Testing and Development

  - Clinical trial activity (operational and medical)

  - Regulatory

  - Manufacturing

  - Translational Analysis

- Pre-Clinical Product Development

  - Clinical (Protocol Development)

  - Regulatory (IND/CTA submission)

  - Manufacturing (Clinical Process Development)

  - Quality Assessment and Quality Control (CMC)

- R&D Engine

  - Pre-clinical Product and Platform Development

  - Target identification and validation

  - Intellectual property creation

- External Visibility

  - Peer reviewed and corporate publications

  - Invited presentations

  - Investors relations/media

- Company funding, cash runway and the efficient use of financial and non-financial resources against budget

- External partnership development and collaboration

The Company's and the individual's performances are assessed in the first quarter of each calendar year by the Board of Directors. The variable compensation is paid to the members of the Executive Committee in the first quarter of the following year upon decision of the Board of Directors.

In deviation from principle 7.12 of the CCG, there is no possibility for the Company to reclaim the variable remuneration.

<u>Pension</u>

Each member of the Executive Committee who is an employee of the Company is entitled to the participation to pension plans with defined contributions.

For Belgium-based members of the Executive Committee, defined contributions pensions are paid in a Group Insurance plan which also includes a health insurance and a life insurance.

US-based members of the Executive Committee participate to an employer-sponsored defined-contribution pension account defined in subsection 401(k) of the Internal Revenue Code disability insurance and life insurance.

The members of the Executive Committee who are engaged through services or consulting agreements are not entitled to a group insurance plan, or to an employer-sponsored defined-contribution pension account defined in subsection 401(k) of the US Internal Revenue Code, or to a health insurance plan.

Fringe benefits

Each member of the Executive Committee is entitled to several fringe benefits which may include:

(a) A company car;

(b) A lump-sum expense allowance;

(c) If required by their specific social or tax status, a housing allowance, tax advisory services, relocation allowances, schooling allowances;

(d) The reimbursement of other expenses related to their responsibilities in the company.

On an exceptional basis and depending on the employment market conditions, a sign on bonus may be granted when a member of the Executive Committee is hired. The sign on bonus is approved by the Board of Directors based on recommendations made by the Nomination and Remuneration Committee.

Warrants

The Company may from time to time offer to the members of the Executive Committee to participate to a warrants plan at the discretion of the Board of Directors. The warrants are usually issued by decision of the Board of Directors within the framework of the authorized capital (but could also be issued by decision of the Shareholders' Meeting). The warrants are then offered to each member of the Executive Committee by decision of the Board of Directors upon recommendation of the Nomination and Remuneration Committee. Each warrant gives its holder the right (but not the obligation) to subscribe, under the exercise conditions, during the exercise periods and against payment of the exercise price, to one Company's share.

The number of warrants offered to each of the beneficiaries is freely determined by the Board of Directors, acting upon the recommendation of the Nomination and Remuneration Committee. The number of warrants is based on a benchmarking exercise regularly performed to ensure that the grants are competitive and in line with market practice.

When the offer of warrants is based on the individual performance of the member of the Executive Committee, the performance scores range from 1 (underperforming) to 5 (exceeding performance):

(a) If the performance score is 1, the number of warrants is zero;

(b) If the performance score is 2, the number of warrants is multiplied by a factor between 50% to 90%;

(c) If the performance score is 3, the number of warrants is multiplied by a factor of 100%;

(d) If the performance score is 4, the number of warrants is multiplied by a factor between 100% and 125%;

(e) If the performance score is 5, the number of warrants is multiplied by a factor between 125% and 150%.

In principle, the performance score is based on an assessment of the individual performance over one year. Yet, the vesting period of minimum three (3) years applied on the warrants, whose value is notably impacted by the performance of the Executive Committee, implies that the Company complies with a long term view for a major portion of the variable remuneration of the members of the Executive Committee.

Under our incentive plans, warrants are granted for a limited term. This term is determined by the Board of Directors, in compliance with the provisions of the CCA with a maximum of ten years. The warrants have a vesting period of minimum three (3) years and may be exercised to the extent vested. Shares obtained through the exercise of warrants are freely transferrable.

The exercise price is equal to the fair market value of the Company's shares at the time of the offer. This value is determined by the Board of Directors and corresponds to either the closing price of the Company's

share on the day before the date of the offer or the average of the thirty (30) calendar days preceding the date of the offer of the closing price of the Company's Share.

The warrants can be immediately exercised by the beneficiaries in the following situations:

(a) Share capital increase in cash without suspension of the preferential rights of the existing shareholders;

(b) Takeover bid on the shares of the company as of the announcement of the public offer by the FSMA;

(c) Change of control on the company;

(d) Conclusion of a "strategic partnership" with an important industrial actor, active in the life-science sector, and if the "strategic partnership" is qualified as such by the board of directors.

For further details on the terms and conditions of our warrants plans, we refer to the plans available on our website and as may be amended from time to time.

In deviation from the principle 7.9 of the CCG, the Company has not fixed any minimum threshold for the detention of shares by the members of the Executive Committee. However, the members of the Executive Committee hold subscription rights (warrants) on the Company's shares as described in above in this Remuneration Policy, enabling them to hold shares in the Company.

2.6.3.3 Contract terms and conditions

The members of the Executive Committee are engaged based on a services agreement or an employment contract.

Labour law applies to the contractual arrangements with the members of the Executive Management engaged on an employment contract.

When the member of the Executive Committee is engaged on a services agreement, it generally provides for a notice period of six months and for the possibility to terminate the agreement with cause and without indemnity.

No specific severance clauses are agreed as a rule, except when duly justified after recommendation of the Nomination and Remuneration Committee.

There is no specific additional individual plan regarding supplementary pension or early retirement schemes put in place for the members of the Executive Committee.

2.6.4. Deviations from this Policy

The Board has the authority to temporarily deviate from this Policy in case of exceptional circumstances, primarily those in which deviation is necessary to serve the long-term interests and sustainability of the company or to guarantee the viability of the company. Should there be a need to deviate from this remuneration Policy, the CEO will bring substantiated arguments to the Nomination and Remuneration Committee for recommendations and approval by the Board of Directors. Any deviations from this policy will be described in the Remuneration report.

2.7   Remuneration report

2.7.1.   Introduction

In 2022, the remuneration of the Board of Directors was based on a fixed remuneration and a fixed grant of warrants, whereas the remuneration of the Executive Committee members was based on a base fixed remuneration, a variable annual cash remuneration, fringe benefits and long-term share-based incentives (warrants).

The variable remuneration of the Executive Committee members was calculated based on the Company and the individual's performance. The Company's performance was measured against the Company's objectives, and the Executive Committee members' performance, against their individual objectives.

The Company's 2022 objectives were determined by the Board of Directors at the beginning of the year. The Board of Directors recognized that 2022 has been a year of transformation of the Company. The initial corporate objectives have consequently evolved over the year. In that context, the Board of Directors has also acknowledged that employees and consultants have demonstrated an extraordinary sense of duty, understanding and professionalism throughout the transformation process of the Company. The Board of Directors therefore decided to allocate a rating of 100% for the Company's performance and to grant 100% of individual performance at Executive Committee level and to all staff members.

The individual performance of each member of the Executive Committee has been determined by an individual assessment between the Executive Committee member and the CEO (or, for the CEO, between the CEO and the Chairman of the Board). The assessment of the Executive Committee member and the CEO was reviewed by the Nomination and Remuneration Committee which made a recommendation to the Board of Directors for final decision. The CEO did not participate to any decision regarding his own individual performance.

For the CEO, the variable remuneration is based on 75% of the Company performance and 25% of individual performance. For the other members of the Executive Committee, the variable remuneration is based on 50% of Company performance and 50% of individual performance.

The variable compensation represents 30% of the fixed compensation at target for non-US members, 35% or 40% of the fixed compensation at target for US-based members and 45% of the fixed compensation at target for the CEO. Those target percentages may be multiplied by a factor from 0% to 200%, depending on the individual performance.

Therefore, the following formula has been used to calculate the amount of the variable remuneration:

(Annual salary/fee x % contractual bonus x % Company performance x ratio Company performance%) + (Annual compensation/fee x % contractual bonus x % linked with the individual performance x ratio Individual performance).

In 2022, the Board of Directors, upon recommendation of the Nomination and Remuneration Committee, has also decided to offer to the members of the Executive Committee the opportunity to participate to a warrants plan.

Reference is made to the section 2.5 of this Annual Report regarding the deviations from certain principles of the CCG relative to the remuneration of the Board of Directors and the Executive Committee.

In the wave of the shareholders' rights reform, the company complied with the new standardized remuneration report as presented by the EU Commission currently as a draft (Draft Guidelines on the standardized presentation of the remuneration report under Directive 2007/36/EC, as amended by Directive (E1U) 2017/828, as regards the encouragement of long-term shareholder engagement).

The Company seeks to improve permanently the quality and transparency of its remuneration to the Board and to the Executive Committee and to take into account the observations of its shareholders or proxies.

The remuneration Policy and this remuneration report provide for a greater degree of disclosure and transparency on all the components of the remuneration of the Board and the Executive Committee, and the link between the remuneration and the performance of the Company.

The total remuneration of the Board of Directors, the CEO and the Executive Committee members is detailed hereinafter.

2.7.2. Total Remuneration

In this Section, the Total Remuneration Tables are structured as follows:

Table 1 – Total Remuneration (1)									
Name, Position (2)	1. Fixed Remuneration			2. Variable remuneration		3. Extraordinary Items (6)	4. Pension expenses (7)	5. Total Remuneration	6. Proportion of Fixed & Variable Remuneration (8)
	Fixed Fees	Board Fees	Other Benefits (3)	One Year Variable (4)	Multi-year variable on warrants granted during 2022(5) a) Benefit in kind b) Number of warrants c) Target value at the offer date				

(1) All components of remuneration are reported in gross amounts

(2) If the officer has not been in service for the entire year of the report, the start date and/or the date of the end of his contract must be informed

(3) This component includes death and disability benefits, medical expenses and other additional benefits

(4) The amount reported is equal to the monetary value of the variable remuneration acquired during the year reported (2022)

(5) Benefit in kind on granted warrants – according to the Belgian Act of 26 March 1999.

(6) Extraordinary items paid in 2022: the grants of warrants are reported under this section, considered as extraordinary, fixed items of the remuneration.

(7) The reported amount contains all contributions that were actually paid by the employer during the year to pension plans.

(8) Relative share of fixed remuneration = [Fixed remuneration + cost of pension] / [Total remuneration] Relative share of variable remuneration = [Variable remuneration] / [Total remuneration]

2.7.2.1 Total remuneration of the Board of Directors

	Total remuneration (1)									
Name, Position (2)	**1. Fixed remuneration**			**2. Variable remuneration**		**3. Extraordinary items awarded in 2022 (6)[1]** **a) BIK on fixed grants warrants** **b) Warrants awarded**	**4. Pension expense (7)**	**5. Total Remuneration**	**6. Proportion of fixed and variable remuneration (8)**	
	Base salary	**Board fees**	**Other benefits (3)**	**One year variable (4)**	**Multi-year variable (5)**					
Mel Management (permanent representative Lussier Michel)	€ 45 500					a) € 2 140		€ 47 640	Fixe	100%
						b) 10 000			Variable	0%
Buyse Chris	€ 36 000					a) € 2 140		€ 38 140	Fixe	100%
						b) 10 000			Variable	0%
Windels Hilde	€ 81 000					a)		€ 81 000	Fixe	100%
						b) (1)			Variable	0%
Goblet Serge	€ 30 000					a)		€ 30 000	Fixe	100%
						b) (2)			Variable	0%
Piscitelli Dominic	€ 69 500					a) € 2 140		€ 71 640	Fixe	100%
						b) 10.000			Variable	0%
Udier Marina	€ 49 500					a) € 2 140		€ 51 640	Fixe	100%
						b) 10 000			Variable	0%
Patel Ami	€ 28 500	'				a) '(3)		€ 28 500	Fixe	100%
						b)			Variable	0%
LiPuma Chris	€ 42 000					a) (4)		€ 42 000	Fixe	100%
						b)			Variable	0%
Grand Total	**€ 382 000**					**€ 8 560**		**€ 390 560**		

(1) 10,000 warrants were awarded during 2022 but declined by the board member in 2022

(2) 10,000 warrants were awarded during 2022 but declined by the board member in 2022

(3) not applicable – non eligible

(4) not applicable – non eligible

In 2022, each Director, including non-executive Directors, have been offered fixed grants of 10,000 warrants. The grants were not related to any performance condition. The reasons for the variation in the number of warrants awarded (disclosed under b) are specified under footnotes (1) and (2). No taxable benefit in kind is disclosed under (a) for Directors with tax residence outside of Belgium (who are not in scope for the tax valuation under Belgian law).

The details on the warrants (including the number of warrants granted, vested, and exercised, and the exercise price, can be found in the Share-Based Remuneration section below:

2.7.2.2 Total remuneration of the CEO

	Table1 - Total remuneration (1)								
Name, Position (2)	**1. Fixed remuneration**			**2. Variable remuneration**		**3. Extraordinary items (6)**	**4. Pension expense (7)**	**5. Total Remuneration**	**6. Proportion of fixed and variable remuneration (8)**
	Base salary	**Board fees**	**Other benefits (3) '(1)**	**One year variable (4)**	**Multi-year variable on warrants granted during 2022(5)** **a) Benefit in kind** **b) Number of warrants** **c) Target value at the offer date**				

				a)	€ 49 200			Fixe	20%
Lussier Michel - CEO (as from Jun-24-2022)	€ 37 500	€ 0	€ 100 000	b)	300 000	€ 0	€ 186 700	Variable	80%
				c)	€ 492 000				

(1) Others benefits such as health insurance…

Table1 - Total remuneration (1)									
	1. Fixed remuneration			**2. Variable remuneration**					
Name, Position (2)	**Base salary**	**Board fees**	**Other benefits (3) '(1)**	**One year variable (4)**	**Multi-year variable on warrants granted during 2022(5)** **a) Benefit in kind** **b) Number of warrants** **c) Target value at the offer date**	**3. Extraordinary items (6)**	**4. Pension expense (7)**	**5. Total Remuneration**	**6. Proportion of fixed and variable remuneration (8)**
Petti Filippo - former CEO (exit : Jun-24-2022)	€ 276 813	€ 55 509	€ 0		a) € 749 b) 70 000 c) € 149 800		€ 14 483	€ 347 554	Fixe 100% Variable 0%

The multi-year variable consists in the grant of warrants. The target value at the offer date may vary, depending on the share price.

For the proportion between the fixed and the variable remuneration, the amount of the benefit in kind according to the Belgian Act of 26 March 1999 is taken into consideration.

2.7.2.3   Total Remuneration of the Executive Committee (excl.-CEO)

Table1 - Total remuneration (1)									
	1. Fixed remuneration			**2. Variable remuneration**					
Name, Position (2)	**Base salary**	**Board fees**	**Other benefits (3) (2)**	**One year variable (4)**	**Variable sur plusieurs années sur les warrants octroyés en 2021(5)** **a) Avantage en nature** **b) Nombre de warrants** **c) Valeur cible à la date de l'offre**	**3. Extraordinary items (6)**	**4. Pension expense (7)**	**5. Total Remuneration**	**6. Proportion of fixed and variable remuneration (8)**
Executive Committee (1)	1 924 384 €	0 €	101 827 €	408 907 €	a) 14 618 € b) 69 700 c) 134 458 €		37 726 €	2 487 462 €	Fixe 83 % Variable 17 %

(1)   This table contains aggregate amounts for active and former EC Members. For the actual EC Members; three Executive Committee members are legal entities engaged through services agreements with the Company and three Executive Committee Members are natural person. For the former EC Members, two are legal entities engaged through services agreements with the Company and two are natural person.

(2)   Other fringe benefits are attributed to natural persons only, such as pension plan, health insurance, company car, representation allowances.

The table above contains aggregate amounts for the 10 members of the Executive Committee.

The multi-year variable consists in the grant of warrants. The target value at the offer date may vary depending on the share price.

For the proportion between the fixed and the variable remuneration, the amount of the benefit in kind according to the Belgian Act of 26 March 1999 is taken into consideration.

2.7.2.4 Performance of Executives in the reported financial year

The performance criteria, their relative weighting and the actual outcome in 2022 can be summarized as follows.

The amount of the variable remuneration is based on the Company's performance and the individual performance of the executive committee members measured against the individual and Company's objectives. For the CEO, the variable remuneration is based on 75% of the Company performance and 25% of individual performance. For the other members of the Executive Committee, the variable remuneration is based on 50% of Company performance and 50% of individual performance.

As mentioned in Section 2.7.1, the Board of Directors has recognized that 2022 was a year of transformation of the Company. In that context, the Board of Directors has also acknowledged that executives, employees and consultants have demonstrated an extraordinary sense of duty, understanding and professionalism throughout the transformation process of the Company. The Board of Directors has decided to establish the Company's performance at 100%, reflecting the level of achievement of the Company's 2022 objectives based on the level of achievement of additional objectives set up during 2022 (i.e. the lift of CYAD-101 FDA hold and the design and execution of the Company's new business strategy, including the implementation of the necessary restructuring activities.

Upon recommendation of the Nomination and Remuneration Committee, the Board of Directors has decided to grant the following variable remuneration and warrants to the CEO and the members of the Executive Committee:

Name, position	1. Performance criteria	2. Relative weighting of the performance criteria	3. a) Measured performance b) Actual award outcome (cash and warrants)
Company	Clinical Programs (incl lift on FDA clinical hold on CYAD-101)		a) NA% b) N/A
	shRNA platform		a) NA% b) N/A
	Business Development		a) NA% b) N/A
	Financing		a) NA% b) N/A
	Corporate / Other incl design and execution of Celyad 2.0 new strategy and restructuration)		a) NA% b) N/A
CEO	Company performance	75%	a) 100% b) 175 000€
	Individual Performance	25%	a) 100% b) 25 000€

10 Members of the executive committee	Company Performance	50%	a) 100%
			b) 204 453EUR
	Individual performance	50%	a) 100% in average
			b) 204 453EUR

Upon recommendation of the Nomination and Remuneration Committee, the Board of Directors decided those 2 deviations from the Remuneration Policy:

- To allocate an exceptional bonus of 100,000 EUR to the CEO ad interim, Mel Management SRL, represented by Michel Lussier, given his key role in the overall transformation of the Company in 2022.
- To grant a prorata bonus of 10/12th of his annual fee at a performance of 100% to Nandadevi SRL, represented by Philippe Dechamps, Chief Legal officer to recognize his great contribution in 2022 and his continued support as secretary of the Board of Directors.

2.7.3. Share-based Remuneration

The Share-Based Remuneration Tables are structured as follows:

Table 2 - remuneration in Warrants									
	The Main conditions of Warrant Plans						Information regarding the reported financial year		
							Opening Balance	During the year (*)	Closing Balance
Name of Director, position	1. Specification of plan	2. Award date	3. Vesting date	4. End of retention period	5. Exercice period	6. Exercice price	7. Warrants held at the beginning of the year	8. a) Warrants awarded b) Price of the underlying shares @ date of the offer date	9. a) Warrants exercised b) Price of the underlying shares @date of acquisition c) Pricer @ Exercice price d) Added value @date of acquisition	10. Warrants awarded and unexercised

2.7.3.1 Board of Directors

In deviation from the principle 7.6 of the CCG, the Board has determined that the grant of warrants to non-executive or independent directors is in the best interest of the Company to attract and retain highly skilled directors in a very dynamic and competitive environment. The grant of warrants is a commonly used remuneration instrument in the sector in which the Company operates, in particular in the United States where the Company is active. In addition, the Company is not entitled to own treasury shares and is currently unable to offer any remuneration in shares. Finally, the grant of warrants provides an attractive additional remuneration without impacting the Company's cash. Without this possibility, the Company would be subject to a considerable disadvantage compared to competitors offering warrants to their non-executive directors.

The grant of warrants is not linked or subject to any performance conditions and consequently, does not qualify as variable remuneration.

Table 2 - Remuneration in warrants										
Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Michel Lussier, Chairman	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14		a) 10 000 b) 21 400		10 000

Jul2007-Jun 2022									
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	10 000		10 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/24-31/12/28	€ 6.49	10 000	a) b)	10 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	10 000	a) b)	10 000
	WP 2019	28/07/20	28/07/23	N/A	01/01/24-31/12/25	€ 8.80	10 000	a) b)	10 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	10 000	a) b)	10 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)	10 000
	WP 2017	02/08/17	02/08/20	N/A	01/01/21-31/07/22	€ 32.26	10 000	a) b)	0
	Total:						**70 000**	a) **10 000** a) b) **21 400** b) c) d)	**70 000**

(*) During the year, no warrants were exercised, but 10,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
Name of Director, position	**The main conditions of warrant plans**						**Information regarding the reported financial year**		
							Opening	During the year (*)	Closing
	1.	**2.**	**3.**	**4.**	**5.**	**6.**	**7.**	**8.**	**9.**	**10.**
	WP 2021	26/10/21	26/10/24	N/A	01/01/21-31/12/28	€ 3.75	10 000	a) b)	10 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	10 000	a) b)	10 000
Serge Goblet, Board Member	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	10 000	a) b)	10 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	10 000	a) b)	10 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)	10 000
	WP 2017	02/08/17	02/08/20	N/A	01/01/21-31/07/22	€ 32.26	10 000	a) b)	0
	Total:						**60 000**	a)0 b)0 a) b) c) d)	**50 000**

(*) During the year, no warrants were exercised but 10,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
	The main conditions of warrant plans						**Information regarding the reported financial year**		
							Opening	During the year (*) 8.	Closing
Name of Director, position	**1.**	**2.**	**3.**	**4.**	**5.**	**6.**	**7.**		**9.**	**10.**
Hilde Windels, Chair (as from Jun-22)	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	10 000	a) b)	10 000
	WP 2018	26/10/18	26/10/21	N/A	01/01/22-31/12/23	€ 22.04	10 000	a) b)	10 000

Total:	20 000	a) 0 b) 0	a) b) c) d)	20 000

(*) During the year, no warrants were exercised, and no warrants expired due to the expiration of the warrant plan

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Dominic Piscitelli, Board Member In: May-20	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14		a) 10 000 b) 21 400		10 000
	WP 2020	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	10 000	a) b)		10 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	10 000	a) b)		10 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	10 000	a) b)		10 000
	WP 2017	20/05/20	20/05/23	N/A	01/01/24-31/07/25	€ 7.93	10 000	a) b)		10 000
	Total:						**40 000**	**a) 10 000** **b) 21 400**	**a)** **b)** **c)** **d)**	**50 000**

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Marina Udier, Board Member In: May-20	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14		a) 10 000 b) 21 400		10 000
	WP 2021	26/10/21	26/01/24	N/A	01/01/25-31/12/28	€ 3.75	10 000	a) b)		10 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	10 000	a) b)		10 000
	WP 2020	17/12/20	17/12/23	N/A	01/01/24-31/07/27	€ 6.81	10 000	a) b)		10 000
	Total:						**30 000**	**a) 10 000** **b) 21 400**	**a)** **b)** **c)** **d)**	**40 000**

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants										
	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
Name of Director, position	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Ami Patel (In 08-Dec-21) *							a) b)			0
	Total:						a) b)	a) b) c) d)		0
(*) Not applicable										

Table 2 - Remuneration in warrants										
	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
Name of Director, position	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Christopher LiPuma (In 08-Dec-21) *							a) b)			0
	Total:						a) b)	a) b) c) d)		0
(*) Not applicable										

NB: Filippo Petti was not remunerated as Executive Director

2.7.3.2 Board of Directors – former members

Table 2 - Remuneration in warrants										
	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
Name of Director, position	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Chris Buyse, Board Member (23/12/08-13/12/22)	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14		a) 10 000 b) 21 400		10 000
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	10 000			10 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/24-31/12/28	€ 6.49	10 000	a) b)		10 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	10 000	a) b)		10 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	10 000	a) b)		10 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	10 000	a) b)		10 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)		10 000

	WP 2017	02/08/17	02/08/20	N/A	01/01/21-31/07/22	€ 32.26	10 000	a) b)		0
	Total:						**70 000**	**a) 10 000** **b) 21 400**	**a)** **b)** **c)** **d)**	**70 000**

(*) During the year, no warrants were exercised but 10,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Margo Roberts, Board Member (01/08/18-06/05/19	WP 2019	10/02/20	10/02/23	N/A	01/01/24-31/12/25	€ 9.84	10 000	a) b)		10 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)		10 000
	WP 2018	26/10/18	26/10/21	N/A	01/01/22-31/12/23	€ 22.04	10 000	a) b)		10 000
	Total:						**30 000**	**a) 0** **b) 0**	**a)** **b)** **c)** **d)**	**30 000**

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Roychowdhury Debasish, Board Member (21/08/15-06/05/19)	WP 2018	22/01/2019	22/01/2022	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)		10 000
	WP 2017	20/07/2017	20/07/2020	N/A	01/01/21-31/07/22	€ 32.26	10 000	a) b)		0
	Total:						**20 000**	**a) 0** **b) 0**	**a)** **b)** **c)** **d)**	**10 000**

(*) During the year, no warrants were exercised but 10,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Hanspeter Spek, Board Member (05/05/14-07/05/18)	WP 2017	20/07/2017	20/07/2020	N/A	01/01/21-31/07/22	€ 32.26	10.000	a) b)		0
	Total:						**10.000**	**a) 0** **b) 0**	**a)** **b)**	**0**

| | | | | | | c) | |
| | | | | | | d) | |

(*) During the year, no warrants were exercised but 10,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
	The main conditions of warrant plans					**Information regarding the reported financial year**			
Name of Director, position						**Opening**	**During the year (*)**		**Closing**
	1.	**2.**	**3.**	**4.**	**5.**	**6.**	**7.**	**8.**	**9.**	**10.**
Rudy De Keyser, Board Member (23/12/08-14/01/22)	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	10 000	a) b)		10 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	10 000	a) b)		10 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	10 000	a) b)		10 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)		10 000
	WP 2017	02/08/17	02/08/20	N/A	01/01/21-31/07/22	€ 32.26	10 000	a) b)		0
	Total:						50 000	a) 0 b) 0	a) b) c) d)	40 000

(*) During the year, no warrants were exercised but 10,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
	The main conditions of warrant plans					**Information regarding the reported financial year**			
						Opening	**During the year (*)**		**Closing**
Name of Director, position	**1.**	**2.**	**3.**	**4.**	**5.**	**6.**	**7.**	**8.**	**9.**	**10.**
Maria Koehler, Board Member In : Mar-20 Out: Aug-21	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	10.000	a) b)		10.000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	10.000	a) b)		10.000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	10.000	a) b)		10.000
	Total:						30.000	a) 0 b) 0	a) b) c) d)	30 000

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

2.7.3.3   Executive Committee

In deviation from the principle 7.9 of the CCG, the Company has not fixed any minimum threshold for the detention of shares by the members of the Executive Committee. However, the members of the Executive Committee hold subscription rights (warrants) on the Company's shares as further described hereinafter.

Table 2 – Remuneration in warrants									
	The main conditions of warrant plans					Information regarding the reported financial year			
Name of Director, position						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Michel Lussier CEO: June 2022	WP 2021	05/07/22	05/04/25	N/A	01/01/26-31/12/29	€ 1.64	0	a) 300 000 b) 492 000		300 000
Total:							0	a) 300 000 b) 492 000	a) b) c) d)	300 000

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 – Remuneration in warrants									
	The main conditions of warrant plans					Information regarding the reported financial year			
Name of Director, position						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Philippe Nobels, VP Human Resources	WP 2021	05/07/22	05/07/25	N/A	01/01/26-31/12/29	€ 1.64	0	a) 30 000 b) 49 200		30 000
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	20 000	a) b)		20 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	10 000	a) b)		10 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	20 000	a) b)		20 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	20 000	a) b)		20 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	10 000	a) b)		10 000
	WP 2017	20/07/17	20/07/20	N/A	01/01/21-31/07/22	€ 36.11	20 000	a) b)		0
Total:							100 000	a) 30 000 b) 49 200	a) b) c) d)	110 000

(*) During the year, no warrants were exercised but 20,000 warrants were forfeited in accordance with the warrant plan 2017

Celyad Oncology

2022 Annual Report

Table 2 – Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
David Georges, VP Finance as from Jul-22	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14	0	a) 9 700 b) 20 758		9 700
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	7 000	a) b)		7 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	7 000	a) b)		7 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	5 000	a) b)		5 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	7 000	a) b)		7 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/07/24	€ 8.16	5 750	a) b)		5 750
	WP 2018	01/03/19	01/03/22	N/A	01/01/23-08/12/24	€ 18.10	3 000	a) b)		3 000
	Total:						**34 750**	**a) 9 700** **b) 20 758**	**a)** **b)** **c)** **d)**	**44 450**

(*) During the year, no warrants were exercised and no warrants expired in accordance with the warrant plan

Table 2 – Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
An Phan, Head of Legal (as from Jul-22)	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	5 000	a) b)		5 000
	Total:						**5 000**	**a)** **b)**	**a)** **b)** **c)** **d)**	**5 000**

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 – Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Breman Eytan, Head of R&D as from Jul-22	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	1 750	a) b)		1 750
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	2 000	a) b)		2 000
	WP 2018	01/03/19	01/03/22	N/A	01/01/23-31/12/24	€ 18.10	2 000	a) b)		2 000
	WP 2017	20/07/17	20/07/20	N/A		€ 36.11	1 250	a)		0

1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
				01/01/21-31/12/22			b)		
WP 2015	06/11/15	06/11/18	N/A	01/01/19-31/12/25	€ 34.65	1 500	a) b)		1 500
WP 2014	09/04/15	09/04/15	N/A	01/01/19-31/07/24	€ 45.05	700	a) b)		700
Total:						**9 200**	a) b)	a) b) c) d)	**7 950**

(*) During the year, no warrants were exercised but 1,250 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Hannes Iseretant, Head of IP (as from Jul-22)	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	7 000	a) b)		7 000
	WP 2020	26/02/21	26/02/21	N/A	01/01/25-31/12/28	€ 6.49	7 000			7 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	5 000	a) b)		5 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	5 000	a) b)		5 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	15 000	a) b)		15 000
	WP 2018	01/03/19	01/03/22	N/A	01/01/23-31/12/24	€ 18.10	7 000	a) b)		7 000
	WP 2018	26/10/18	26/10/21	N/A	01/01/22-31/12/23	€ 21.16	3 000	a) b)		3 000
	WP 2015	29/02/16	29/02/17	N/A	01/01/19-31/07/25	€ 32.60	5 000	a) b)		5 000
	Total:						**54 000**	a) b)	a) b) c) d)	**54 000**

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Charles Morris, Chief Medical Officer	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14	0	a) 30 000 b) 64 200		30 000
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	20.000	a) b)		20 000

Name	1.	2.	3.	4.	5.	6.	Opening 7.	During the year (*) 8.	9.	Closing 10.
WP 2010	16/04/21	16/04/24	N/A	01/01/25-31/12/28	€ 5.42	125.000		a) b)		125 000
Total:							145 000	a) 30.000 b) 64.200	a) b) c) d)	175 000

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

2.7.3.4 Executive Committee – former members

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
	1.	2.	3.	4.	5.	6.	Opening 7.	During the year (*) 8.	9.	Closing 10.
Filippo Petti, Chief Executive Officer Apr-19 ->Jun-22	WP 2021	21/03/22	21/03/25	N/A	01/01/26-31/12/29	€ 2.14	0	a) 70 000 b) 149 800		70 000
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	30 000	a) b)		30 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	30 000	a) b)		30 000
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	30 000	a) b)		30 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	30 000	a) b)		30 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	30 000	a) b)		30 000
	WP 2018	19/09/19	19/09/22	N/A	01/01/23-31/12/24	€ 9.36	20 000	a) b)		20 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 18.82	25 000	a) b)		25 000
	WP 2018	26/10/18	26/10/21	N/A	01/01/22-31/12/23	€ 21.16	20 000	a) b)		20 000
Total:							215 000	a) 70 000 b) 149 800	a) b) c) d)	285 000

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
	1.	2.	3.	4.	5.	6.	Opening 7.	During the year (*) 8.	9.	Closing 10.
Stephen Rubino, Chief Business Officer In : Feb-20	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	20 000	a) b)		20 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-31/12/28	€ 6.49	15 000	a) b)		15 000

1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	20 000	a) b)		20 000
WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	50 000	a) b)		50 000
			Total:			105 000	a) b)	a) b) c) d)	105 000

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants									
Name of Director, position	The main conditions of warrant plans					Information regarding the reported financial year			
						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
David Gilham, Chief Scientific Officer: Sep 2016-June 2022	WP 2021	26/10/21	26/10/23	N/A	01/01/24-31/12/28	€ 3.75	20 000	a) b)		20 000
	WP 2020	11/12/20	24/03/23	N/A	01/01/24-31/12/27	€ 6.73	20 000			20 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	25 000	a) b)		25 000
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	20 000	a) b)		20 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 18.82	25 000	a) b)		25 000
	WP 2017	20/07/17	20/07/20	N/A	01/01/21-31/12/22	€ 31.34	6 000	a) b)		0
	WP 2015	02/11/16	02/11/19	N/A	01/01/20-31/12/25	€ 15.90	10 000	a) b) b)		10 000
				Total:			126 000	a) b)	a) b) c) d)	120 000

(*) During the year, no warrants were exercised but 6,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
Name of Director, position	The main conditions of warrant plans					Information regarding the reported financial year			
						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Frederic Lehman, VP Clin Dev & Medical Affairs	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	20 000	a) b)		0
	WP 2020	11/12/20	11/12/23	N/A	01/01/24-31/12/27	€ 6.73	20 000	a) b)		6 667

	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	20 000	a) b)		13 333
	WP 2019	24/10/19	24/10/22	N/A	01/01/23-31/12/24	€ 8.16	20 000	a) b)		13 333
	WP 2018	26/10/18	26/10/21	N/A	01/01/22-31/12/23	€ 22.04	10 000	a) b)		10 000
	WP 2017	20/07/17	20/07/20	N/A	01/01/21-31/07/22	€ 36.11	20 000	a) b)		0
	Total:						**110 000**	**a)** **b)**	**a)** **b)** **c)** **d)**	**43 333**

(*) During the year, no warrants were exercised but 20,000 warrants were forfeited as the employee left before all the warrants of the warrant plan 2021 were fully vested ("non-full vesting"); 13,333 warrants were forfeited due to the non-full vesting of the warrant plan 2020; 13,333 warrants were forfeited due to the non-full vesting of the warrant plan 2019; 20,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Philippe Dechamps, Chief Legal Officer: Sep 2016-Oct 2022	WP 2021	05/07/22	05/07/25	N/A	01/01/26-	€ 1.64		a) 50 000 b) 82 000		50 000
	WP 2021	26/10/21	26/10/24	N/A	01/01/25-31/12/28	€ 3.75	20 000	a) b)		20 000
	WP 2020	26/02/21	26/02/24	N/A	01/01/25-	€ 6,49	25 000	a) b)		25 000
	WP 2019	24/03/20	24/03/23	N/A	01/01/24-31/12/25	€ 5.97	25 000	a) b)		25 000
	WP 2019	24/10/19	01/01/23	N/A	01/01/23-	€ 8.16	20 000	a) b)		20 000
	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/07/24	€ 22.04	10 000	a) b)		10 000
	WP 2017	20/07/17	20/07/20	N/A	01/01/21-	€ 36.11	20 000	a) b)		0
	Total:						**120 000**	**a) 50 000** **b) 82 000**	**a)** **b)** **c)** **d)**	**150 000**

(*) During the year, no warrants were exercised but 20,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants

Name of Director, position	The main conditions of warrant plans						Information regarding the reported financial year			
							Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Christian Homsy, CEO Jul 2007-Apr 2019	WP 2018	22/01/19	22/01/22	N/A	01/01/23-31/12/24	€ 22.04	40 000	a) b)		40 000
	WP 2016	20/07/17	20/07/20	N/A	01/01/21-31/12/22	€ 36.11	40 000	a) b)		0
	Total:						**80 000**	**a)** **b)**	**a)** **b)** **c)** **d)**	**40 000**

(*) During the year, no warrants were exercised but 40,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
Name of Director, position	The main conditions of warrant plans					Information regarding the reported financial year			
						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Patrick Jeanmart, CFO Sep-07>Aug-18	WP 2017	20/07/17	20/07/20	N/A	01/01/21-31/07/22	€ 36.11	20 000			0
	Total:						20 000	a) b)	a) b) c) d)	0

(*) During the year, no warrants were exercised and 20,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
Name of Director, position	The main conditions of warrant plans					Information regarding the reported financial year			
						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Jean-Pierre Latere, COO Jan-16>May-20	WP 2018	22/01/19	22/01/22	N/A	01/01/23 - 31/12/24	€ 22.04	3 333	a) b)		3 333
	WP 2017	20/07/17	20/07/20	N/A	01/01/21 - 31/07/22	€ 36.11	2 000	a) b)		0
	Total:						5 333	a) b)	a) b) c) d)	3 333

(*) During the year, no warrants were exercised but 2,000 warrants were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
Name of Director, position	The main conditions of warrant plans					Information regarding the reported financial year			
						Opening	During the year (*)		Closing
	1.	2.	3.	4.	5.	6.	7.	8.	9.	10.
Georges Rawadi, VP Business Development	WP 2017	20/07/17	20/07/20	N/A	01/01/21-31/07/22	€ 31.34	6 667	a) b)		0
	WP 2015	06/11/15	06/11/18	N/A	01/01/19-05/11/25	€ 34.65	10 000	a) b)		10 000
	WP 2014	16/09/14	16/09/17	N/A	01/01/18-16/09/24	€ 39.22	7 500	a) b)		7 500
	Total:						24 167	a) b)	a) b) c) d)	17 500

(*) During the year, no warrants were exercised but 6,667 were forfeited in accordance with the warrant plan 2017

Table 2 - Remuneration in warrants									
Name of Director, position	**The main conditions of warrant plans**					**Information regarding the reported financial year**			
						Opening	**During the year (*)**		**Closing**
	1.	**2.**	**3.**	**4.**	**5.**	**6.**	**7.**	**8.**	**9.**	**10.**
Anne Moore, VP Corporate Strategy Mar-19>Oct-19	WP 2018	01/03/19	01/03/2022	N/A	01/01/23-31/12/24	€ 18.10	6 667	a) b)		6 667
	Total:						6 667	a) 0 b) 0	a) b) c) d)	6 667

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

Table 2 - Remuneration in warrants									
Name of Director, position	**The main conditions of warrant plans**					**Information regarding the reported financial year**			
						Opening	**During the year (*)**		**Closing**
	1.	**2.**	**3.**	**4.**	**5.**	**6.**	**7.**	**8.**	**9.**	**10.**
Dieter Hauwaerts, VP Operations Jan-15>May-17	WP 2015	06/11/2015	06/11/2018	N/A	01/01/19-05/11/25	€ 34.65	3 333			3 333
	WP 2014	08/01/2015	08/01/2018	N/A	01/01/19-15/05/24	€ 33.49	3 333			3 333
	Total:						6 666	a) 0 b) 0	a) b) c) d)	6 666

(*) During the year, no warrants were exercised, and no warrants expired in accordance with the warrant plan

2.7.4. Termination Indemnities

Stephen Rubino was engaged through an employment agreement with effective date January 30, 2020. The Company terminated the contract on April 1, 2022, with the payment of a severance of 7-month salary.

Filippo Petti was engaged through an employment agreement with effective date July 30, 2018, which was Amended and Restated as of March 24, 2021. The Company terminated this employment agreement on June 24, 2022, with the payment of a severance of 9-month salary.

David Gilham was engaged through an employment agreement with effective date September 12, 2016. The Company terminated the contract on June 24, 2022, with the payment of a severance of 18-week salary.

2.7.5. Use of the possibility to reclaim the variable remuneration

The Company has not provided for the possibility to reclaim the variable remuneration and did not reclaim any variable remuneration during the reported year.

2.7.6. Deviations from the Remuneration Policy

This Remuneration Report does deviate from the 2022 remuneration Policy for the two items described in 2.7.2.4. The Remuneration Policy can be found on the Company's website.

2.7.7. Evolution of the remuneration and the performance of the company and ratio

2.7.7.1 Comparative information

Annual change	2019	2020	2021	2022
Director's average remuneration				
Board Members (in €'000)	76	55	55	49
Executive Committee (in €'000)	409	412	463	490
Company's performance				
Loss for the period (in €'000)	(28 632)	(17 204)	(26 502)	(40 935)
Treasury position at year end (in €'000)	39 338	17 234	30 018	12 445
Performance KPI's determining the company performance		95%	90%	100%
Clinical Programs		38%	40%	N/A
shRNA platform		33%	8%	N/A
Business Development		25%	8%	N/A
Financing			25%	N/A
Corporate / others			10%	N/A
Average remuneration on a full-time equivalent basis of employees				
Employees of the company - Celyad Oncology (in €'000)	64	65	64	68
Employees of the company - Celyad Inc (in €'000)	150	170	173	181

This table includes the 2019, 2020 and 2021 data for comparison with 2022 and will be completed during the next year to comply with the requirement on the five years evolution.

In addition to the losses and the treasury position at year end, the table includes the performance criteria which determined the variable remuneration. These might differ from one year to another, in accordance with the Remuneration Policy.

For 2022, the Board of Directors recognized that it was a year of transformation of the Company. In that context, the Board of Directors has also acknowledged that executives, employees and consultants have demonstrated an extraordinary sense of duty, understanding and professionalism throughout the transformation process of the Company. The Board of Directors has decided to rate the Company's performance at 100%, reflecting the level of achievement of the Company based on the successful completion of the additional objectives set up during 2022, i.e. the lift of CYAD-101 FDA hold and the design and execution of the Company's new business strategy, including the implementation of the necessary restructuring activities.

For the calculation of the average remuneration for the employees, the Company has taken into consideration the fixed and the variable parts of the remuneration as well as the other benefits paid to employees (such as group insurance, representation allowance, company car, or health insurance).

2.7.7.2 Ratio

The ratio between the lowest salary for the employees and the highest salary of the Executive Committee is 11.

For the calculation of the remuneration, the Company has taken into consideration the fixed gross salary.

2.7.8. Taking into consideration of the vote of the shareholders

On May 5, 2022, the shareholders have approved the 2021 remuneration report at 41.88%.

Regarding the vesting period of the warrants, the Company's warrants vest gradually during a three-year period (1/3 per year). The approved warrants plan provides for an accelerated vesting in case for instance of a change of control or a public offering on the shares of the Company. The Company believes that this accelerated vesting in a limited number of circumstances is market practice and does not prejudice the shareholders' interests.

2.7.9. Statutory Auditor

EY Réviseurs d'Entreprises / EY Bedrijfsrevisoren SRL/BV, having its registered office at De Kleetlaan 2, B – 1831 Diegem, Belgium, duly represented by Carlo-Sébastien d'Addario, is the statutory auditor of the Company.

Carlo-Sébastien d'Addario is a member of the Belgian Institute of Certified Auditors ("Institut des Réviseurs d'Entreprises ").

The annual remuneration of the auditor for the performance of its three-year mandate for the audit of its financial statements (including the statutory financial statements) amounts to €277,058 for the year 2022 (excluding VAT). The audit-related fees, the tax fees and the other fees respectively amount to €4,500, €1,750 and €7,000 (excluding VAT).

2.8 Description of the principal risks associated to the activities of the Group

2.8.1. Risk Management

Risk management is embedded in the strategy of the Company and is of crucial importance for achieving the objectives set by the Board of Directors. The Board is responsible for assessing the risks associated with the activities of the Company and for evaluating the internal audit systems. The Board relies partially on the Executive Committee to perform this assessment.

The internal audit systems play a central role in managing the risks and the activities of the Company. To safeguard the proper implementation and execution of the strategies defined by the Board, the Company has set up internal risk management and control systems. The internal audit system is based on the following pillars:

- The compliance with and the training on the internal policies of the Company, including but not limited to the Code of Business Conduct, Standard Operating Procedures, or policies related to areas such as data protection, information systems, contract lifecycle, conflict of interest, gifts and gratuities, crisis management;

- The values of the Company;

- The monitoring of the legal environment with the support of external attorneys;

- Ongoing risk analysis;

- Audit activities performed by Quality Assurance and Finance departments;

- Controls, supervision and corrective actions and measures.

The purpose of these systems is to manage in an effective and efficient manner the significant risks to which the Company is exposed. They are designed to ensure:

- The careful monitoring of the effectiveness of the Company's short term and long-term strategy;

- The Company's sustainability by a constant evaluation of its performance (operations and cash).

2.8.2. Organization and values

The Company's organization and values as well as the legal environment surrounding the activities of the Company constitute the basis of all the internal audit components. It is determined by a composition of formal and informal rules on which the functioning of the Company relies.

The organization encompasses the following elements:

- Company's Mission: "Developing innovative cell therapies against cancer";

- The Company's values: Passion. Respect. Innovation. Determination. Excellence;

- The Company's vision: "Eliminate cancer. Improve life";

- Employees and consultants: the Company has been able to attract and retain motivated and dedicated qualified employees. Passion, pro-activity, open-mindness, commitment, trust and integrity are the essential traits of character of the Company's team. All the Company's employees and consultants are required to manage the Company's resources with due diligence, integrity and to act with the necessary common sense;

- A Board of Directors, including the Remuneration and Nomination Committee and the Audit Committee. See sections 2.2.2 and 2.2.5 for further information on the functioning of the Board and its Committees;

- Independent non-executive directors: the Company is supported by several independent directors. Their expertise and experience contribute to the Company's effective management;

- A Chief Executive Officer, in charge of the day-to-day management, supported by the other member of the Executive Committee;

- An internal set of procedures: the Company set up a Code of Business Conduct and Ethics and adopted internal rules and procedures which regulate the activities within the Company;

- The external environment: the Company operates in a highly regulated environment (GMP, GCP, etc.). Compliance with all these external rules and guidelines is of critical importance to the Company.

The evaluation of the Company's organization, values and compliance with legal environment is made regularly for the supervising bodies.

2.8.3. Risks analysis

The Board of Directors determines the Company's strategy, the risk appetite and the main Company's policies. It is the task of the Board of Directors to strive for long-term success by procuring proper risk assessment. The Executive Committee is responsible for the development of systems that identify, evaluate and monitor risks.

Risk identification consists in examining the factors that could influence the Company's strategy and objectives:

- Internal factors: those are closely related to the internal organization and could have several causes (e.g., change in the group structure, staff, ERP system);

- External factors: those can be the result of changes in the economic climate, regulations or competition.

Besides the common risks associated to all industrial companies, the Executive Committee has identified the following specific risk factors which are described hereafter.

2.8.4. Risks related to the Company's financial position and capital requirements

The Company may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

The Company decided in 2022 to implement a strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements. In that framework, the Company decided to discontinue the clinical development of its product candidates, including its clinical trials for CYAD-211, CYAD-101 and CYAD-02 . The Company expects to continue spending substantial amounts to implement its activities.

As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million and no short-term investments.

Based on its current scope of activities, the Company estimates that its cash and cash equivalents as of December 31, 2022, should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

However, changing circumstances may cause it to increase its spending significantly faster than it currently anticipates, and the Company may need to spend more money than currently expected because of circumstances beyond its control.

The achievement of milestones (R&D, scientific, business) will trigger payment obligations towards Celdara, Dartmouth and Horizon, which will negatively impact the Company's profitability and may require material additional funding. These commitments are detailed in the note 5.34.

The Company contracted over the past year numerous funding agreements with the Walloon Region to partially finance its research and development programs. Under the terms of the agreements, the Company would need to obtain the consent of the Walloon Region for any out-licensing agreement or sale to a third party of any or all of its products, prototypes or installations which may reduce the Company's ability to partner or sell part or all of its products.

The Company may not be able to reimburse such funding under the terms of the agreements or such reimbursement may jeopardize the funding of its activities.

The Company's ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which it may have no or limited control, including the current geopolitical tension and military conflict between Russia and Ukraine, and the Company cannot guarantee that additional funds will be available to it when necessary, on commercially acceptable terms, if at all. If the necessary funds are not available, the Company may need to seek funds through collaborations and licensing arrangements, which may require it to reduce or relinquish significant rights to its research programs and product candidates, to grant licenses on its technologies to partners or third parties or enter into new collaboration agreements, the terms could be less favorable to the Company than those it might have obtained in a different context. If adequate funds are not available on commercially acceptable terms when needed, the Company may be forced to delay, reduce or terminate the development of its activities or it may be unable to take advantage of future business opportunities.

The Company has incurred net losses in each period since its inception and anticipate that the Company will continue to incur net losses in the future.

The Company is not profitable and has incurred losses in each period since its inception. For the years ended December 31, 2022, 2021 and 2020, the Company incurred a loss for the year of €40.9 million, €26.5 million and €17.2 million, respectively. As of December 31, 2022, the Company had an accumulated deficit of €349.9 million. The Company expects this accumulated deficit to increase as it continues to incur significant research and development and other expenses related to its ongoing operations. Consequently,

the Company's net assets decreased and the Board of Directors was required to comply with the Article 7:228 of the Belgian Code on Companies and Associations from the date of the Company's financial statements for the year ended December 31, 2022. Per Article 7:228, if a company's net assets have dropped below half of its share capital, then a shareholders' meeting must be convened within two months after the date on which such loss was (or should have been) determined, which will determine whether the company will continue to exist or be wound up. In March 2023, the Board of Directors acknowledged that the Company's net assets have fallen below half of its share capital. The Company is therefore complying with the Article 7:228, and a shareholders' meeting shall be convened within two months from the date of this annual report in order to decide on the Company's continuity or winding up. The Company can provide no assurance that shareholders will approve its proposal to continue operations that the Company plans to put forth at this meeting.

The Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of its future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue.

Its prior losses and expected future losses have had and will continue to have an adverse effect on its shareholders' equity and working capital. Further, the net losses the Company incurs may fluctuate significantly from quarter to quarter and year to year, such that a period to period comparison of its results of operations may not be a good indication of its future performance.

2.8.5. Risks related to Company's business activities and industry

The Company's product candidates and technologies are a new approach to cancer treatment that presents significant challenges.

The Company has concentrated its research and development efforts on cell-based immunotherapy technology, and its future success is highly dependent on the successful development of cell-based immunotherapies in general and in particular its approach using the NKG2D receptor, an activating receptor of NK cells, to target stress ligands. The Company cannot be sure that its T-cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable or profitable.

Its approach to cancer immunotherapy and cancer treatment generally poses a number of challenges, including:

- Developing and deploying consistent and reliable processes for engineering a patient's T cells ex vivo and infusing the engineered T-cells back into the patient;

- Educating medical personnel regarding the potential side effect profile of each product candidates, such as the potential adverse side effects related to cytokine release or neurotoxicity;

- Developing processes for the safe administration of the product candidates, including long-term follow-up for all patients who receive the product candidates;

Additionally, because its technology involves the genetic modification of patient cells ex vivo using a virus, the Company is subject to many of the challenges and risks that gene therapies face, including:

- Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future;

- Although its viral vectors are not able to replicate, there is a risk with the use of retroviral or lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases;

- The FDA recommends a 15-year follow-up observation period for all patients who receive treatment using certain gene therapies.

The Company may face significant competition and technological change which could limit or eliminate the market opportunity for its product candidates and technologies.

The market for pharmaceutical products is highly competitive. The Company's competitors include many established pharmaceutical, biotechnology, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than the Company. The fields in which the Company operates are characterized by rapid technological change and innovation. There can be no assurance that competitors of the Company are not currently developing or will not in the future develop technologies and products that are equally or more effective and/or are more economical as any current or future technology or product of the Company.

2.8.6. Risks related to intellectual property

The Company could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of its product candidates.

The patent application process is expensive and time-consuming, and the Company and its current or future licensors and licensees may not be able to apply for or prosecute patents on certain aspects of its product candidates or deliver technologies at a reasonable cost, in a timely fashion, or at all. It is also possible that the Company or its current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, its patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of its business. It is possible that defects of form in the preparation or filing of its patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Under its existing license agreements with the Trustees of Dartmouth College, the Company has the right, but not the obligation, to enforce its licensed patents. If its current licensors, or any future licensors or licensees, are not fully cooperative or disagree with the Company as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and the Company might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of its patents or patent applications, such patents or applications may be invalid and unenforceable.

The Company currently has issued patents and patent applications directed to its product candidates and medical devices, and the Company anticipates that it will file additional patent applications in several jurisdictions, including several European Union countries and the United States, as appropriate.

The Company cannot be certain, however, that the claims in its pending patent applications will be considered patentable by patent offices in various countries, or that the claims in any of its issued patents will be considered valid and enforceable by local courts.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that the Company owns, or in-licenses may fail to result in issued patents with claims that cover its product candidates, technology or uses thereof in the European Union, in the United States or in other jurisdictions. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, its patents and patent applications may not adequately protect its intellectual property or prevent others from designing their products to avoid being covered by its claims. If the breadth or strength of protection provided by the patent applications the Company holds with respect to its product candidates or its technology is threatened, this could dissuade companies from collaborating with the Company to develop, and could threaten its ability to commercialize (e.g. via licensing), its product candidates. Further, because patent applications in most countries are confidential for a period of time after filing, the Company cannot be certain that the Company was the first to file any patent application related to its product candidates or technology.

Patents have a limited lifespan. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Further, the extensive period of time between patent filing and regulatory approval for a product candidate limits the time during which the Company can market a product candidate under patent protection, which may particularly affect the profitability of its early-stage product candidates. If delays are encountered in clinical trials, the period of time during which the product candidates could be marketed under patent protection would be reduced. Without patent protection for its product candidates, the Company may be open to competition from biosimilar versions of its product candidates.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the European Union or the United States. Consequently, the Company may not be able to prevent third parties from practicing its inventions in all countries, or from selling or importing products made using its inventions in and into other jurisdictions.

The Company's patents and other intellectual property rights portfolio is relatively young and may not adequately protect its research programs and product candidates.

The Company's success will depend in part on the ability of the Company to obtain, maintain and enforce its patents and other intellectual property rights. The Company's research programs, and product candidates are covered by several patent application families, which are either licensed to the Company or owned by the Company. Out of the numerous patent applications controlled by the Company, fifteen national patents have been granted in the US relating to the field of immuno-oncology. The Company cannot guarantee that it will be in a position in the future to develop new patentable inventions or that the Company or its licensors will be able to obtain or maintain these patent rights against challenges to their validity, scope and/or enforceability. Moreover, the Company may have little or no control over its licensors' abilities to prevent the infringement of their patents or the misappropriation of their intellectual property. There can be no assurance that the technologies used in the Company's research programs and product candidates are patentable If the Company or its licensors do not obtain meaningful patents on their technologies or if the patents of the Company or its licensors are invalidated, third parties may use the technologies without payment to the Company. A third party's ability to use unpatented technologies is enhanced by the fact that the published patent application contains a detailed description of the relevant technology.

The Company cannot guarantee that third parties, contract parties or employees will not claim ownership rights over the patents or other intellectual property rights owned or held by the Company.

The Company also relies on proprietary know-how to protect its research programs and product candidates. Know-how is difficult to maintain and protect. The Company uses reasonable efforts to maintain its know-how, but it cannot assure that its partners, employees, consultants, advisors or other third parties will not willfully or unintentionally disclose proprietary information to competitors.

As far as the Company is aware, its intellectual property has not been challenged otherwise than by patent offices in the normal course of examination of its patent applications or misappropriated.

The Company depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

The Company is dependent on patents, know-how, and proprietary technology, both its own and licensed from others. The Company's licenses technology from the Trustees of Dartmouth College, or Dartmouth College. Dartmouth College may terminate the Company's license, if the Company fails to meet a milestone within the specified time period, unless the Company pays the corresponding milestone payment. Dartmouth College may terminate either the license in the event the Company defaults or breach any of the provisions of the applicable license, subject to 30 days' prior notice and opportunity to cure. In addition, the license automatically terminates in the event the Company becomes insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Furthermore, Dartmouth College may terminate the Company's license, after April 30, 2024, if the Company fails to meet the specified minimum net sales obligations for any year (USD 10 million during first year of sales, USD 40 million during the second

year of sales and USD 100 million during the third year of sales and every year of sales thereafter), unless the Company pays to Dartmouth College the royalty the Company would otherwise be obligated to pay had the Company met such minimum net sales obligation.

Since 2018, the Company also licenses technology from Horizon Discovery Limited (recently acquired by Perkin Elmer) ("Horizon/PKI") through research and development collaboration and license agreements. Horizon/PKI may terminate the Company's license in case of insolvency, material breach or force majeure. Any termination of these licenses or any of the Company's other licenses could result in the loss of significant rights and could harm its ability to commercialize its Product Candidates. On February 18, 2021, Horizon Discovery Group plc / PerkinElmer, Inc. (Horizon/PKI) informed Celyad they believe Celyad is in material breach of those agreements as a result of certain disclosures Celyad has made in connection with its obligations as a publicly traded company in the United States and Belgium. Horizon/PKI recently informed Celyad that unless Celyad is able to reach agreement regarding the purported material breach, they may elect to serve Celyad a notice of termination. We believe any such assertion of material breach would be without merit and we would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon/PKI to settle this matter. Of note, we have filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon /PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. We are also developing a second generation shRNA platform that does not incorporate any of the Horizon/PKI technology described above.

Disputes may also arise between the Company and its licensors regarding intellectual property subject to a license agreement, including those relating to:

- The scope of rights granted under the license agreement and other interpretation-related issues;

- Whether and the extent to which its technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

- Its right to sublicense patent and other rights to third parties under collaborative development relationships;

- The amount and timing of milestone and royalty payments;

- Whether the company is complying with its diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates;

- The allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by the company and its partners and by its licensors.

If disputes over intellectual property that the Company has licensed prevent or impair its ability to maintain its current licensing arrangements on acceptable terms, the Company may be unable to successfully develop and commercialize the affected Product Candidates. The Company is generally also subject to all of the same risks with respect to protection of intellectual property that the Company licenses as it is for intellectual property that the Company owns, which are described below. If the Company or its licensors fail to adequately protect this intellectual property, the Company's ability to commercialize its products could suffer.

The licenses of the Company may be terminated if it is unable to meet the payment obligations under the agreements (notably if the Company is unable to obtain additional financing).

The Company may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

The Company's success will depend in part on its ability to operate without infringing on or misappropriating the intellectual property rights of others. The Company cannot guarantee that its activities will not infringe on the patents or other intellectual property rights owned by others. The Company may expend significant

time and effort and may incur substantial costs in litigation if it is required to defend against patent or other intellectual property right suits brought against the Company regardless of whether the claims have any merit. Additionally, the Company cannot predict whether it or its licensors will be successful in any litigation. If the Company or its licensors are found to infringe on the patents or other intellectual property rights of others, it may be subject to substantial claims for damages, which could materially impact the Company's cash flow and financial position. The Company may also be required to cease development, use or sale of the relevant research program, product candidate or process or it may be required to obtain a license on the disputed rights, which may not be available on commercially reasonable terms, if at all.

There can be no assurance that the Company is even aware of third-party rights that may be alleged to be relevant to any particular product candidate, method, process or technology.

The Company may spend significant time and effort and may incur substantial costs if required to defend against any infringement claims or to assert its intellectual property rights against third parties. The risk of such a claim by a third party may be increased by the Company's public announcement regarding its research programs and product candidates. The Company may not be successful in defending its rights against such procedures or claims and may incur as a consequence thereof significant losses, costs or delays in its intended commercialization plans as a result thereof.

2.8.7. Risks linked to the Company's reliance on third parties

Cell-based therapies rely on the availability of specialty raw materials, which may not be available to the Company on acceptable terms or at all.

Engineered-cell therapies require many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product. The suppliers may be ill-equipped to support the Company's needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. The Company also does not have contracts with many of these suppliers and may not be able to contract with them on acceptable terms or at all. Accordingly, the Company may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. The Company cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of its competitors or another Company that is not interested in continuing to produce these materials for its intended purpose.

The Company relies and will continue to rely on collaborative partners regarding the development of its research programs and product candidates.

The Company is and expects to continue to be dependent on collaborations with partners relating to the development and commercialization of its existing and future research programs and product candidates. The Company had, has and will continue to have discussions on potential partnering opportunities with various pharmaceutical and medical device companies. If the Company fails to enter into or maintain collaborative agreements on reasonable terms or at all, the Company's ability to develop its existing or future research programs and product candidates could be delayed, the commercial potential of its products could change, and its costs of development and commercialization could increase.

The Company's dependence on collaborative partners subjects it to a number of risks, including, but not limited to, the following:

- The Company may be required to relinquish significant rights, including intellectual property, marketing and distribution rights;

- The Company relies on the information and data received from third parties regarding its research programs and product candidates and will not have control of the process conducted by the third party in gathering and composing such data and information. The Company may not have formal or appropriate guarantees from its contract parties with respect to the quality and the completeness of such data;

- A collaborative partner may develop a competing product either by itself or in collaboration with others, including one or more of the Company's competitors.

2.8.8. Risks related to the shares

The market price of the shares may fluctuate widely in response to various factors.

A number of factors may significantly affect the market price of the Shares. The main factors are changes in the operating results of the Company and its competitors, announcements of technological innovations or results concerning the product candidates, changes in earnings estimates by analysts.

Other factors which could cause the price of the shares to fluctuate or could influence the reputation of the Company include, amongst other things:

- Developments concerning intellectual property rights, including patents;

- Public information regarding actual or potential results relating to products and product candidates under development by the company's competitors;

- Actual or potential results relating to products and product candidates under development by the company itself;

- Regulatory and medicine pricing and reimbursement developments in Europe, the United States and other jurisdictions;

- Any publicity derived from any business affairs, contingencies, litigation or other proceedings, the company's assets (including the imposition of any lien), its management, or its significant shareholders or collaborative partners;

- Divergences in financial results from stock market expectations; and

- Changes in the general conditions in the pharmaceutical industry and general economic, financial market and business conditions in the countries in which the company operates.

In addition, stock markets have from time to time experienced extreme price and volume volatility which, in addition to general economic, financial and political conditions, could affect the market price for the Shares regardless of the operating results or financial condition of the Company.

Future sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the market value of the shares

Sales of a substantial number of shares in the public markets, notably by its major shareholders (CFIP CLYD LLC holding 28.77% and TOLEFI SA holding 10.16 % of the Shares), or the perception that such sales might occur, might cause the market price of the shares to decline. The Company cannot make any prediction as to the effect of any such sales or perception of potential sales on the market price of the shares.

Certain significant shareholders of the Company may have different interests from the Company and may be able to control the outcome of shareholder votes

On the basis of the transparency notifications received by the Company as of the date of this Report, the two main shareholders are CFIP CLYD LLC (who holds 28.77% of the shares and 26.04 % of the voting rights) and TOLEFI SA (who holds 10.16% of the shares and 18.39 % of the voting rights). As a

consequence, the two main shareholders of the Company hold together 44.43 % of the voting rights attached to the Shares of the Company.

The Company is not aware of shareholders of the Company that have entered into a voting agreement or have otherwise agreed to act in concert. Nevertheless, they could, alone or together, have the ability to elect or dismiss directors (in addition to the nomination right granted by the Company to CFIP CLYD LLC), and, depending on how widely the Company's shares are held and represented at shareholders' meeting, take certain shareholders' decisions that require at least 50%, two thirds, 75% or 80% of the votes of the shareholders that are present or represented at general shareholders' meetings where such items are submitted to voting by the shareholders. Alternatively, to the extent that these shareholders have insufficient votes to impose certain shareholders' decisions, they could still have the ability to block proposed shareholders' resolutions that require at least 50%, two thirds, 75% or 80% of the votes of the shareholders that are present or represented at general shareholders' meetings where such decisions are submitted to voting by the shareholders. Any such voting by the shareholders may not be in accordance with the interests of the Company or the other shareholders of the Company.

Sustainability of a liquid public market

The Company cannot guarantee the extent to which a liquid market for the Company's shares will be sustained. In the absence of such liquid market for the shares, the price of the shares could be impacted negatively. The liquidity of the market for the shares could be affected by various causes, including the factors identified in the next risk factor (below) or by a reduced interest of investors in biotechnology sector.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about the Company's business, the price of the shares and trading volume could decline.

The trading market for the shares depends in part on the research and reports that securities or industry analysts publish about the Company or its business. At the date of this report the Company is followed by nine analysts (Bryan Garnier, KBC Securities, Kempen, Kepler Cheuvreux, H.C. Wainwright, Jones Trading, Portzamparc, Wells Fargo and William Blair). If no or few securities or industry analysts cover the Company, the trading price would be negatively impacted. If one or more of the analysts who covers the Company downgrades the shares or publishes incorrect or unfavorable research about its business, the price of the shares would likely decline. If one or more of these analysts eases coverage of the Company or fails to publish reports on the Company regularly, or downgrades the shares, demand for the shares could decrease, which could cause the price of the shares or trading volume to decline.

The Company will likely not be in a capacity to pay dividends in the foreseeable future and intends to retain all earnings

The Company has not declared or paid any dividends on its Shares and will likely not be in a capacity to pay dividends in the foreseeable future. Any recommendation by its Board of Directors to pay dividends will depend on many factors, including its financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of its non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and its Articles of Association, the Company must allocate each year an amount of at least 5% of its annual net profit under its non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of its share capital. Therefore, the Company is unlikely to pay dividends or other distributions in the foreseeable future. If the price of the shares declines before the Company pays dividends, investors will incur a loss on their investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

2.8.9.   Audit activities

Internal audit activities are performed by the departments of Finance, for all matters related to accounting and financial information, and Quality Assurance for all matters related to the operational activities of the Company.

As of the date of this report, there is not yet a dedicated internal audit function.

In order to properly manage identified risks, the Company has set up the following audit measures:

- Access and security systems at the premises and offices;

- Establishment, under the supervision of the quality assurance department, of a set of procedures covering all activities of the company;

- Weekly modifications and updates of the existing procedures;

- Development of electronic approval system in the existing ERP system;

- Implementation of extra controls in the existing ERP system;

- Development of a monthly financial reporting tool which allow a close monitoring of the financial information and KPI's;

- Updated risks and controls matrix are in place for the internal controls processes (entity level, information technology, financial operations).

2.8.10.   Controls, supervision and correctives actions

Controls are performed by all persons in charge of departments and services. When deviations are identified, there are reported to, depending of their relative importance, the head of department or the Executive Committee.

The Executive Committee supervises the implementation of internal audit and risk management, taking into consideration the recommendations on the Audit Committee.

The Executive Committee is also in charge of proposing the Audit Committee corrective actions when identified.

External audit

On May 5, 2020, the shareholders meeting approved the appointment of EY Réviseurs d'Entreprises / EY Bedrijfsrevisoren SRL/BV, having its registered office at De Kleetlaan 2, B – 1831 Diegem, Belgium, duly represented by Carlo-Sébastien d'Addario, as Statutory Auditor, for a term of 3 years, i.e. until the ordinary general meeting approving the accounts closed on December 31, 2022. EY's mission includes the auditing of the statutory annual accounts, the consolidated annual accounts of the Company and its subsidiaries.

The Company is also subject to ad hoc audit performed by the competent authorities to ensure compliance with GMP, GCP or other regulations.

3. GROUP STRUCTURE, SHAREHOLDING AND SHARE CAPITAL

3.1   Group structure

The Company conducts its main business through Celyad Oncology SA.

In 2011, the Company incorporated Cardio3 Inc, a fully owned subsidiary, in the U.S. for the purposes of supporting its clinical and regulatory activities of the Group in the US. Cardio3 Inc became Celyad Inc on May 12, 2015. The growth of the activities of Celyad Inc. is associated to the development of the US clinical and regulatory activities of the Company in the US.

On November 5, 2014, the Company acquired CorQuest Medical, Inc., a private U.S. company, for a single cash payment of €1.5 million and on-going earn-out royalty payments based on sales milestones. CorQuest Medical, Inc. is developing Heart-XS, a new access route to the left atrium. The development of Heart-XS and the activities of CorQuest Medical, Inc. have been on hold following the decision of the Company to abandon the development of its cardio business program (C Cure). On November 22, 2019, CorQuest Medical Inc. has sold to Corquest MedTech SRL, a company established under Belgian laws, its portfolio of patents and related rights for a consideration of €1 and the reimbursement of certain maintenance costs of these patents. CorQuest Medical Inc. has also the right to receive royalties on the future sales and a percentage on the capital gains in case of re-sale or change of control of Corquest MedTech SRL.

On January 21, 2015, the Company purchased OnCyte, LLC, or OnCyte, a wholly-owned subsidiary of Celdara Medical, LLC, a privately-held U.S. biotechnology company for an upfront payment of $10.0 million, of which, $6.0 million was paid in cash and $4.0 million was paid in the form of 93,087 of its ordinary shares. As a result of this transaction the Company acquired its CAR T-cell Product Candidates and related technology, including technology licensed from the Trustees of Dartmouth College. OnCyte, LLC was the company holding the CAR T-cell portfolio of clinical-stage immuno-oncology assets. In March 2018, the Company has dissolved OnCyte, and all the assets and liabilities of OnCyte, have been fully distributed to and assumed by the Company.

On May 1, 2016, the Company acquired Biological Manufacturing Services SA (BMS). BMS owns GMP laboratories. BMS rent its laboratories to the Company since 2009 and until April 30, 2016. Until the acquisition, BMS was considered as a related party to the Company.

On June 8, 2020, the Company announced the launch of its corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company's significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients.

In September 2022, the Company and BMS entered into a €6.0 million asset purchase agreement with Ncardia Belgium BV, whereby this latter acquired the Company's Good Manufacturing Practice (GMP) grade Cell Therapy Manufacturing Unit.

The Company's ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company's American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

The Company does not exercise any activities through a branch office.

The consolidation perimeter of the Company is as follows:

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the Company (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad Oncology SA	BE	Biopharma	Parent company		
Celyad Inc	US	Biopharma	100%	100%	0%
CorQuest Medical Inc	US	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%

3.2 Capital increase and issuance of shares

On January 1, 2022, the share capital of the Company amounted to €78,584,224.33 and was represented by 22,593,956 shares.

No transactions took place since January 1, 2022.

As of December 31, 2022, the share capital of the Company amounted to €78,584,224,33 and was represented by 22,593,956 shares.

All shares are issued and fully paid up and are of the same class. Each share (i) entitles its holder to one vote at the Shareholders' Meetings (except for what is said below regarding shares with double voting rights); (ii) represents an identical fraction of the capital and has the same rights and obligations and participates equally in the profit of Celyad; and (iii) gives its holder a preferential subscription right to subscribe to new shares, convertible bonds or warrants in proportion to the part of the share capital represented by the shares already held.

The preferential subscription right can be restricted or cancelled by a resolution approved by the Shareholders' Meeting, or by the Board of Directors subject to an authorization of the Shareholders' Meeting, in accordance with the provisions of the CCA and the Company's articles of association.

Further to the Initial Public Offering (IPO) made on the Nasdaq on June 19, 2015, some shares of the Company are represented in the form of American Depositary Shares (ADS). As of December 31, 2022, there were 1,041,156 ADS outstanding and as of January 2023, 1,469,142 ADS.

3.3 Warrants plans

The Company has created various incentive plans under which warrants were granted to its employees, consultants or directors (all warrants are together referred to as "Warrants"). This section provides an overview of the outstanding warrants as of December 31, 2022.

Upon proposal of the Board of Directors, the extraordinary shareholders' meeting approved the issuance of, in the aggregate, warrants giving right to subscribe to shares as follows:

- On September 26, 2008, warrants giving right to 90,000 shares. Of these 90,000 Warrants, 50,000 were accepted by the beneficiaries. None are outstanding as of December 31, 2022;

- On May 5, 2010, warrants giving right to 50,000 shares. Of these 50,000 warrants (15,000 A warrants, 5,000 B warrants and 30,000 C warrants), 12,710 A warrants, 5,000 B warrants, and 21,700 C warrants C were accepted by the beneficiaries. None are outstanding as of December 31, 2022;

- On October 29, 2010, warrants giving right to 79,500 shares. Out of the 79,500 warrants offered, 61,050 Warrants were accepted by the beneficiaries, and none are outstanding as of December 31, 2022;

- On January 31, 2013, warrants giving right to 140,000 shares. Out of the 140,000 warrants, 120,000 were granted to certain members of the Executive Committee and a pool of 20,000 warrants was created. The warrants attributed to certain members of the Executive Committee were fully vested at December 31, 2013 and were all exercised in January 2014 and therefore converted into ordinary shares. The remaining 20,000 warrants were not granted and therefore lapsed;

- On May 6, 2013, 11 investor warrants are attached to each Class B Share subscribed in the capital increase in cash, which was decided on the same date, with each investor warrant giving right to subscribe to one ordinary share – as a result, these warrants give right to a maximum 2,433,618 ordinary shares. On May 31, 2013, warrants giving right to 2,409,176 ordinary shares were issued and accepted, which have all been exercised as of December 31, 2022;

- On May 6, 2013, warrants giving right to 266,241 ordinary shares. Out of the 266,241 warrants offered, 253,150 Warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2022;

- On June 11, 2013, overallotment warrant giving right to a maximum number of shares equal to 15% of the new shares issued in the context of the U.S. initial public offering, i.e., 207,225 shares). The overallotment warrant was exercised on July 17, 2013;

- On May 5, 2014, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company's newcomers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2022;

- On November 5, 2015, warrants giving right to 466,000 shares; a plan of 466,000 warrants was approved. Warrants were offered to Company's newcomers (employees, non-employees and directors) in several tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2022;

- On December 8, 2016, warrants giving right to 100,000 shares; a plan of 100,000 warrants was approved. Warrants were offered to Company's newcomers (employees, non-employees and directors) in two tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 7,500 warrants are outstanding as of December 31, 2022;

- On June 29, 2017, warrants giving right to 520,000 shares; a plan of 520,000 warrants was approved. Warrants were offered to employees, non-employees and directors in several tranches. Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries. None are outstanding as of December 31, 2022;

- On October 26, 2018, warrants giving rights to 700,000 shares; 700,000 warrants have been issued in the framework of the authorized capital. 426,050 warrants were accepted by the beneficiaries, out of which 365,817 warrants are still outstanding as of December 31, 2022;

- On October 25, 2019, warrants giving rights to 939,500 shares; 939,500 warrants have been issued in the framework of the authorized capital. 602,025 warrants were accepted by the beneficiaries, out of which 529,950 warrants are still outstanding as of December 31, 2022;

- On December 11, 2020, warrants giving rights to 561,525 shares; 561,525 warrants have been issued in the framework of the authorized capital. 557,050 warrants were accepted by the beneficiaries, out of which 498,883 warrants are still outstanding as of December 31, 2022;

- On October 11, 2021, warrants giving rights to 777,050 shares; 777,050 warrants have been issued in the framework of the authorized capital. 874.200 warrants were accepted by the beneficiaries, out of which 819,983 warrants are still outstanding as of December 31, 2022;

- On October 5, 2022, warrants giving rights to 323,700 shares; 323,700 warrants have been issued in the framework of the authorized capital. no warrants were accepted yet by the beneficiaries, None are outstanding as of December 31, 2022.

As a result, as of December 31, 2022, there are 2,339,646 warrants outstanding which represent respectively 9.38% of the total number of all its issued and outstanding shares and 8.57% of the total voting financial instruments. For further information and overview of the features of the various warrant plans, refer to disclosure note 5.14.

3.4   Changes to the share capital

In accordance with the CCA, the Company may increase or decrease its capital by decision of the Extraordinary General Shareholders' Meeting taken with a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of the Company is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary General Shareholders' Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting. There are in this respect no conditions imposed by the Company's articles of association that are more stringent than those required by law.

Within the framework of the powers granted to it under the authorized capital, the Board of Directors may also increase the Company's capital as specified in its articles of association.

3.5   Major Shareholders

The information in the table below is based on information known to the Company or ascertained by the Company from public filings made by the shareholders as of the date of this Annual Report.

On May 23, 2019 the Shareholders' Meeting decided to voluntarily "opt in" and submit the Company to the new Belgian Code of Companies and Associations. Furthermore, the Shareholders' Meeting decided to activate the possibility offered by Article 7:53 of the code of companies and associations and approved the grant of double voting right to the registered shares held by a shareholder in a registered form for more than two years.

As from May 3, 2021, Tolefi SA, a major shareholder of the Company, has been entitled to a double voting right for its 2,295,701 shares.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	
5% Shareholders	Number	Percentage
CFIP CLYD LLC (affiliate of Fortress Investment Group)	6 500 000	28.77%
TOLEFI SA	2 295 701	10.16%
Directors and Members of the Executive Committee		
Michel Lussier [1]	156 550	0.69%
Serge Goblet	56 180	0.25%
Directors and Members of the Executive Committee as a group	**212 730**	**0,94%**

[1] Of which 145,150 are ordinary shares and 11,400 are ADSs.

On the basis of the transparency notifications received by the Company as of the date of this Report, the two main shareholders are CFIP CLYD LLC (who holds 28.77% of the shares and 26.04 % of the voting rights) and TOLEFI SA (who holds 10.16% of the shares and 18.39 % of the voting rights). As a consequence, the two main shareholders of the Company hold together 44.43 % of the voting rights attached to the shares of the Company.

3.6 Anti-takeover provisions under Belgian laws

Under Belgian law, public takeover bids for all the outstanding voting securities issued by the issuer are subject to the supervision of the FSMA. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Pursuant to the Belgian law of April 1, 2007 on public takeovers, a mandatory takeover bid must be made when, as a result of its own acquisition or the acquisition by persons acting in concert with it, a person owns, directly or indirectly, more than 30% of the securities with voting rights in a company with registered office in Belgium whose securities are admitted to trading on a regulated or recognized market. The acquirer must offer to all other shareholders the opportunity to sell their shares at the highest of (i) the highest price offered by the acquirer for shares of the issuer during the 12 months preceding the announcement of the bid or (ii) the weighted average price of the shares on the most liquid market of the last 30 calendar days prior to the date on which the obligation of the acquirer to offer the takeover of the shares of other shareholders starts.

As required by the article 34 of the Royal Decree of 14 November 2007, the following elements must be disclosed which may have an impact in the event of a takeover bid:

a) *Celyad's capital structure, with an indication of the different classes of shares and, for each class of shares, the rights and obligations attached to it and the percentage of total share capital that it represents on 31 December 2022*

   As from the date of this Report, the share capital of the Company amounts to 78,584,224.33 EUR, represented by 22,593,956 shares of no-par value, fully paid up.

   There are no different classes of Celyad shares.

b) *Restrictions, either legal or prescribed by the articles of association, on the transfer of securities*

   The articles of association of the Company do not contain any restriction on the transfer of the shares.

c) *Holders of any securities with special control rights and a description of those rights*

   There are no such holders except specific shareholders with a double voting rights as described above.

d) *System of control of any employee share scheme where the control rights are not exercised directly by the employees*

   There is no such system.

e) *Restrictions, either legal or prescribed by the articles of association, on the exercise of voting rights*

   There are no such restrictions.

f) *Agreements between shareholders which are known to Celyad and may result in restrictions on the transfer of securities and/or the exercise of voting rights*

   The Company has no knowledge of agreements which may result in restrictions on the transfer of its securities and/or the exercise of voting rights.

g) *Rules governing the appointment and replacement of directors:*

The Chairperson of the Board is in charge of the nomination procedure. The Board is responsible for proposing members for nomination to the shareholders' meeting, in each case based on the recommendation of the Nomination & Remuneration Committee.

For any new appointment to the Board, the skills, knowledge and experience already present and those needed on the Board will be evaluated and, in the light of that evaluation, a description of the role and skills, experience and knowledge needed will be prepared (a "profile").

When dealing with a new appointment, the Chairperson of the Board must ensure that, before considering the candidate, the Board has received sufficient information such as the candidate's curriculum vitae, an assessment of the candidate based on the candidate's initial interview, a list of the positions the candidate currently holds, and, if applicable, the necessary information for assessing the candidate's independence.

If a legal entity is appointed as a director, it is obliged to appoint, in accordance with the provisions of the CCA, a natural person as a permanent representative, who may represent the legal entity in all its dealings with the Company. The legal entity director may not dismiss its permanent representative without simultaneously appointing a new representative.

Any proposal for the appointment of a director by the shareholders' meeting should include a recommendation from the Board based on the advice of the Nomination & Remuneration Committee. This provision also applies to shareholders' proposals for appointment. The proposal must specify the proposed term of the mandate, which must not exceed four years. It must be accompanied by relevant information on the candidate's professional qualifications together with a list of the positions the candidate already holds. The Board will indicate whether the candidate satisfies the independence criteria.

Until such time as the Fortress Shareholders own in the aggregate less than 10% of the then outstanding shares (including shares underlying American Depositary Shares) for a period of more than thirty (30) consecutive days:

(i)   Fortress shall have the right to select two (2) individuals (the "**Fortress Designees**") to be, at Fortress's option, (a) members of the Board, (b) non-voting observers of the Board or (c) a combination thereof (provided that if Fortress selects both Fortress Designees to be members of the Board, Fortress may also select a third Fortress Designee to be a non-voting observer of the Board), and

(ii)   the Board, at Fortress's option, (a) shall recommend the confirmation or (re)appointment of any two (2) Fortress Designees as members of the Board at any applicable general meeting of shareholders of the Company, (b) shall appoint any two (2) Fortress Designees as non-voting observers of the Board or (c) shall proceed to a combination thereof, and

(iii)   Upon the termination of the board mandate of any Fortress Designee (for whatever cause), at the option of Fortress, (a) the Company shall as soon as practicably possible co-opt to the Board a replacement Fortress Designee, and shall use best efforts to cause the confirmation of the co-optation at the next general meeting of shareholders of the Company; or (b) the Company shall as soon as practicably possible approve the appointment of a replacement Fortress Designee as a non-voting observer of the Board of Directors, and

(iv)   the Company shall not, directly or indirectly, without the consent of recommend, directly or indirectly, or take any action to (a) increase the size of the Board or (b) co-opt or appoint to the Board, in place of the Fortress Designees, any individual other than a Fortress Designee.

Outgoing directors will remain in office for as long as the shareholders' meeting, for whatever reason, has not filled the vacancy.

Appointments are generally made for a maximum term of four years. Outgoing directors will be eligible for re-election. However, when an independent director has served on the Board for more

than 12 years, he is in not eligible for a fourth term as independent director of the Company. Before proposing any director for re-election, the Board should take into account the evaluations made by the Nomination & Remuneration Committee. The mandates of those directors who are not re-appointed for a new term will terminate immediately after the shareholders' meeting which decides on any re-appointment or appointment.

The directors may be revoked by the shareholders' meeting at any time. If at any time a vacancy is created on the Board of Directors, the remaining directors may temporarily appoint a director to the board to fill the vacancy. Any director so appointed will hold office for the remainder of the term of appointment of the director that it replaces. The definitive appointment of the replacing director is added to the agenda of the following shareholders' meeting.

h)   *Rules governing the amendment of the articles of association*

Pursuant to the CCA, any amendment to the articles of association such as an increase or decrease in the capital of the Company, and certain other matters such as the approval of the dissolution, merger or de-merger may only be authorized with the approval of at least 75% of the votes validly cast at an Extraordinary General Shareholders' Meeting where at least 50% of the Company's share capital is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary General Shareholders' Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting.

i)   *Powers of the Board of Directors in particular to issue or buy back shares*

The Board of Directors has the most extensive powers in order to perform all acts which are useful or necessary so as to complete the Company's corporate purpose.

The Board of Directors has the power to perform all acts which are not expressly assigned by law or by the articles of association to the shareholders' meeting.

However, until such time as the Fortress Shareholders own in the aggregate less than 10% of the then outstanding shares (including shares underlying American Depositary Shares) for a period of more than thirty (30) consecutive days, the Company shall not, directly or indirectly, without the consent of Fortress, (a) incur or issue any indebtedness that would encumber any intellectual property of the Company, (b) issue any Equity Securities (defined as any share and any other security, financial instrument, certificate or other right (including options, futures, swaps and other derivatives) representing, being exercisable, convertible or exchangeable into or for, or otherwise providing a right to acquire, directly or indirectly, any of the securities mentioned above or any other security or financial instrument the value of which is based on any of the foregoing) of the Company that are senior to the ordinary shares with respect to the right to receive (x) dividends or other distributions to shareholders or (y) proceeds in the event of the liquidation, dissolution or winding-up of the Company (including for such purposes in connection with any change of control transaction), (iii) alter, amend or change the rights, preference or privileges of the shares, including in connection with any reclassification, recapitalization, reorganization or restructuring, (iv) make any proposal to amend, repeal or otherwise modify any provision of the Company's articles of association that would be reasonably expected to adversely affect the interests of Fortress or any Fortress Shareholder or (v) make any proposal to modify the rights of any Equity Securities of the Company in a manner adverse to any Fortress Shareholder.

The Board of Directors has to power to establish an audit committee and other committees, the powers of which it will determine.

On June 8, 2020, an extraordinary shareholders meeting of the Company granted to the Board of Directors the power to increase the share capital in accordance with the articles 7:198 et sq. of the CCA, in one or several times, for a maximum amount of €48,512,614.57 (excluding issue premium), for a period of 5 years as of the publication of the modification to the articles of association of the Company. Furthermore, in accordance with article 7:202 of the CCA, the Board of Directors is

empowered to proceed with a share capital increase even after receipt by the Company of a notification by the FSMA of a takeover bid for the Company's share, for a period of three years from June 8, 2020.

When increasing the share capital within the limits of the authorized capital, the Board of Directors may, in the Company's interest, restrict or cancel the shareholders' preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries. The Board of Directors is not allowed to buy back shares.

Regarding agreements on severance pay, reference is made to the Remuneration Report.

j) *Significant agreements to which the Celyad is a party and which take effect, alter or terminate upon a change of control of Celyad following a takeover bid, and the effects thereof, except where their nature is such that their disclosure would be seriously prejudicial to Celyad; this exception shall not apply where Celyad is specifically obliged to disclose such information on the basis of other legal requirements*

There are no such agreements.

k) Agreements between Celyad and its Board members or employees providing for compensation if the Board members resign or are made redundant without valid reason or if the employment of the employees ceases because of a takeover bid

There are no such agreements.

3.7   Financial services

Citibank N.A. is acting as depositary bank for the ADS issued by the Company.

4. CONSOLIDATED FINANCIAL STATEMENTS

4.1   Responsibility statement

We hereby certify that:

- To the best of our knowledge, the consolidated financial statements as of December 31, 2022, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, and the legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position, comprehensive loss, changes in equity and cash flows of the Company and the undertakings included in the consolidation taken as a whole; and that

- The management report includes a fair review of the development and the performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, March 23, 2023, on behalf of the Board of Directors,

Hilde Windels

Chair of the Board

Michel Lussier*

Interim CEO

*Permanent representative of Mel Management SRL

4.2 Statutory auditor's report to the general meeting of shareholders of Celyad Oncology SA for the year ended December 31, 2022 (consolidated financial statements)



EY Bedrijfsrevisoren
EY Réviseurs d'Entreprises
De Kleetlaan 2
B - 1831 Diegem

Tel: +32 (0) 2 774 91 11
ey.com

Independent auditor's report to the general meeting of Celyad Oncology SA for the year ended 31 December 2022

In the context of the statutory audit of the Consolidated Financial Statements) of Celyad Oncology SA (the "Company") and its subsidiaries (together the "Group"), we report to you as statutory auditor. This report includes our opinion on Consolidated statements of financial position as at 31 December 2022, Consolidated statements of comprehensive loss, Consolidated statements of changes in equity and Consolidated statements of cash flows for the year ended 31 December 2022 and the disclosures (all elements together the "Consolidated Financial Statements") as well as our report on other legal and regulatory requirements. These two reports are considered one report and are inseparable.

We have been appointed as statutory auditor by the shareholders' meeting of 5 May 2020, in accordance with the proposition by the Board of Directors following recommendation of the Audit Committee. Our mandate expires at the shareholders' meeting that will deliberate on the Consolidated Financial Statements for the year ending 31 December 2022. We performed the audit of the Consolidated Financial Statements of the Group during 3 consecutive years.

Report on the audit of the Consolidated Financial Statements

Unqualified opinion

We have audited the Consolidated Financial Statements of Celyad Oncology SA, that comprise of Consolidated statements of financial position on 31 December 2022, Consolidated statements of comprehensive loss, Consolidated statements of changes in equity and Consolidated statements of cash flows of the year and the disclosures, which show a consolidated balance sheet total of € 19.716.000 and of which the consolidated income statement shows a loss for the year of € 40.935.000.

In our opinion, the Consolidated Financial Statements give a true and fair view of the consolidated net equity and financial position as at 31 December 2022, and of its consolidated results for the year then ended, prepared in accordance with the International Financial Reporting Standards as adopted by the European Union ("IFRS") and with applicable legal and regulatory requirements in Belgium.

Basis for the unqualified opinion

We conducted our audit in accordance with International Standards on Auditing ("ISA's") applicable in Belgium. In addition, we have applied the ISA's approved by the International Auditing and Assurance Standards Board ("IAASB") that apply at the current year-end date and have not yet been approved at national level. Our responsibilities under those

standards are further described in the "Our responsibilities for the audit of the Consolidated Financial Statements" section of our report.

We have complied with all ethical requirements that are relevant to our audit of the Consolidated Financial Statements in Belgium, including those with respect to independence.

We have obtained from the Board of Directors and the officials of the Company the explanations and information necessary for the performance of our audit and we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 5.2.1 of the Consolidated Financial Statements which describes the events and conditions indicating a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current reporting period.



Audit report dated 23 March 2023 on the Consolidated Financial Statements
of Celyad Oncology SA as of and
for the year ended 31 December 2022 (continued)

These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole and in forming our opinion thereon, and consequently we do not provide a separate opinion on these matters.

Accounting for sale of cell therapy manufacturing unit

Description of the key audit matter

As described in Note 5.1 of the Consolidated Financial Statements, in September 2022, the Company completed the sale of its cell therapy manufacturing unit to Ncardia BV ("Ncardia") for a total cash consideration of €6 million. Under this agreement, Ncardia acquired all assets related to the cell therapy manufacturing unit and all related employees joined Ncardia. Effective 1 January, 2023, the Company executed additional agreements with Ncardia under which Ncardia acquired additional fixed assets such as leasehold improvements and furniture, unrelated to the cell therapy manufacturing unit and separately sub-leased its headquarter building from Ncardia (collectively referred to with the sale of the cell therapy manufacturing unit as "the Transactions"). The Company accounted for the sale of its cell therapy manufacturing unit as a sale of assets and recognized a €5.2 million pre-tax gain. Auditing the Company's determination that the sale of its cell therapy manufacturing unit did not meet the criteria of a discontinued operation was complex due to the judgment involved as to whether it represented a separate major line of business. Auditing the Transactions also required a high degree of effort due to the significant nature of their effect on the consolidated financial statements.

Summary of the procedures performed

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting treatment and related disclosures for the Transactions. This included testing controls over management's application of IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, as issued by IASB and its accounting policies, specifically to determine whether the cell therapy manufacturing unit met the criteria of a discontinued operation.

- We tested the accuracy of the accounting impact calculations and evaluating the

adequacy of the Company's disclosures related to the Transactions.

- We evaluated the appropriateness of the Company's application of the criteria for determining a discontinued operation by assessing the cell therapy manufacturing unit characteristics, such as relative size and role within the Company.

- We read the executed agreements to understand the nature of operations sold to Ncardia, assessed the business rationale of the Transactions and read board minutes related to the Transactions.

- We performed external confirmation procedures over the legal agreements with Ncardia.

Responsibilities of the Board of Directors for the preparation of the Consolidated Financial Statements

The Board of Directors is responsible for the preparation of the Consolidated Financial Statements that give a true and fair view in accordance with IFRS and with applicable legal and regulatory requirements in Belgium and for such internal controls relevant to the preparation of the Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of Consolidated Financial Statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, and provide, if applicable, information on matters impacting going concern, The Board of Directors should prepare the financial statements using the going concern basis of accounting, unless the Board of Directors either intends to liquidate the Company or to cease business operations, or has no realistic alternative but to do so.

Our responsibilities for the audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance whether the Consolidated Financial Statements are free from material misstatement, whether due to fraud or error, and to express an opinion on these Consolidated Financial Statements based on our audit. Reasonable assurance is a high level of assurance, but not a guarantee that an audit conducted in accordance with

2



Audit report dated 23 March 2023 on the Consolidated Financial Statements
of Celyad Oncology SA as of and
for the year ended 31 December 2022 (continued)

the ISA's will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

In performing our audit, we comply with the legal, regulatory and normative framework that applies to the audit of the Consolidated Financial Statements in Belgium. However, a statutory audit does not provide assurance about the future viability of the Company and the Group, nor about the efficiency or effectiveness with which the board of directors has taken or will undertake the Company's and the Group's business operations. Our responsibilities with regards to the going concern assumption used by the board of directors are described below.

As part of an audit in accordance with ISA's, we exercise professional judgment and we maintain professional skepticism throughout the audit. We also perform the following tasks:

- identification and assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, the planning and execution of audit procedures to respond to these risks and obtain audit evidence which is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatements resulting from fraud is higher than when such misstatements result from errors, since fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtaining insight in the system of internal controls that are relevant for the audit and with the objective to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- evaluating the selected and applied accounting policies, and evaluating the reasonability of the accounting estimates and related disclosures made by the Board of Directors as well as the underlying information given by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going-concern basis of accounting, and based on the audit evidence obtained, whether or not a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's or Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on audit evidence obtained up to the date of the auditor's report. However, future events or conditions may cause the Company to cease to continue as a going-concern;

- evaluating the overall presentation, structure and content of the Consolidated Financial Statements, and evaluating whether the Consolidated Financial Statements reflect a true and fair view of the underlying transactions and events.

We communicate with the Audit Committee within the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the audits of the subsidiaries. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities.

We provide the Audit Committee within the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee within the Board of Directors, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our report, unless the law or regulations prohibit this.

Report on other legal and regulatory requirements

3



Audit report dated 23 March 2023 on the Consolidated Financial Statements
of Celyad Oncology SA as of and
for the year ended 31 December 2022 (continued)

Responsibilities of the Board of Directors

The Board of Directors is responsible for the preparation and the content of the Board of Directors' report on the Consolidated Financial Statements.

Responsibilities of the auditor

In the context of our mandate and in accordance with the additional standard to the ISA's applicable in Belgium, it is our responsibility to verify, in all material respects, the Board of Directors' report on the Consolidated Financial Statements, as well as to report on these matters.

Aspects relating to Board of Directors' report and other information included in the annual report

In our opinion, after carrying out specific procedures on the Board of Directors' report, the Board of Directors' report is consistent with the Consolidated Financial Statements and has been prepared in accordance with article 3:32 of the Code of companies and associations.

In the context of our audit of the Consolidated Financial Statements, we are also responsible to consider whether, based on the information that we became aware of during the performance of our audit, the Board of Directors' report

contains any material inconsistencies or contains information that is inaccurate or otherwise misleading. In light of the work performed, there are no material inconsistencies to be reported.

Independence matters

Our audit firm and our network have not performed any services that are not compatible with the audit of the Consolidated Financial Statements and have remained independent of the Company during the course of our mandate.

The fees related to additional services which are compatible with the audit of the Consolidated Financial Statements as referred to in article 3:65 of the Code of companies and associations were duly itemized and valued in the notes to the Consolidated Financial Statements.

European single electronic format ("ESEF")

In accordance with the standard on the audit of the conformity of the financial statements with the European single electronic format (hereinafter "ESEF"), we have carried out the audit of the compliance of the ESEF format with the regulatory technical standards set by the European Delegated Regulation No 2019/815 of 17 December 2018 (hereinafter: "Delegated Regulation").

The board of directors is responsible for the preparation, in accordance with the ESEF requirements, of the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter 'the digital consolidated financial statements') included in the annual financial report available on the portal of the FSMA (https://www.fsma.be/eng/data-portal).

It is our responsibility to obtain sufficient and appropriate supporting evidence to conclude that the format and markup language of the digital consolidated financial statements comply in all material respects with the ESEF requirements under the Delegated Regulation.

Based on the work performed by us, we conclude that the format and tagging of information in the digital consolidated financial statements included in the annual financial report available on the portal of the FSMA (https://www.fsma.be/eng/data-portal) of Celyad Oncology per 31 December 2022 are, in all material respects, in accordance with the ESEF requirements under the Delegated Regulation.

Other communications.

- This report is consistent with our supplementary declaration to the Audit Committee as specified in article 11 of the regulation (EU) nr. 537/2014.

Diegem, 23 March 2023

EY Bedrijfsrevisoren BV
Statutory auditor
Represented by

Carlo-Sébastien D'Addario*
Partner

*Acting on behalf of a BV/SRL

Unique sequential number of EY reports tracking database

4

4.3 Consolidated financial statements as at December 31, 2022

4.3.1. Consolidated statements of financial position

(€'000)	Notes	December 31, 2022	December 31, 2021
NON-CURRENT ASSETS		**4 891**	**45 651**
Goodwill and Intangible assets	5.6	864	36 168
Property, Plant and Equipment	5.7	309	3 248
Non-current Trade and Other receivables	5.8	-	2 209
Non-current Grant receivables	5.8	3 454	3 764
Other non-current assets	5.8	264	262
CURRENT ASSETS		**14 825**	**34 292**
Trade and Other Receivables	5.9	1 118	668
Current Grant receivables	5.9	-	1 395
Other current assets	5.9	1 017	2 211
Short-term investments	5.10	-	-
Cash and cash equivalents	5.11	12 445	30 018
Assets held for sale	5.7	245	-
TOTAL ASSETS		**19 716**	**79 943**
EQUITY		**4 317**	**43 639**
Share Capital	5.13	78 585	78 585
Share premium	5.13	6 317	6 317
Other reserves	5.13, 5.22	34 800	33 172
Capital reduction reserve	5.2.16, 5.13	234 562	234 562
Accumulated deficit	5.2.16, 5.13	(349 947)	(308 997)
NON-CURRENT LIABILITIES		**4 973**	**22 477**
Bank loans	5.19	-	-
Lease liabilities	5.19	118	1 730
Recoverable Cash advances (RCAs)	5.16	4 584	5 851
Contingent consideration payable and other financial liabilities	5.20	-	14 679
Post-employment benefits	5.15	13	53
Other non-current liabilities	5.17	258	164
CURRENT LIABILITIES		**10 426**	**13 827**
Bank loans	5.19	-	-
Lease liabilities	5.19	137	902
Recoverable Cash advances (RCAs)	5.16	437	362
Trade payables	5.18	4 752	6 611
Other current liabilities	5.18	5 100	5 952
TOTAL EQUITY AND LIABILITIES		**19 716**	**79 943**

The accompanying disclosure notes form an integral part of these consolidated financial statements.

4.3.2.   Consolidated statements of comprehensive loss

(€'000)	Notes	2022	2021
		For the year ended December 31,	
Revenue	5.23	-	-
Cost of sales		-	-
Gross profit		-	-
Research and Development expenses	5.24	(18 928)	(20 773)
General & Administrative expenses	5.25	(10 546)	(9 908)
Change in fair value of contingent consideration	5.29	14 679	847
Impairment of Oncology intangible assets	5.29	(35 084)	-
Other income	5.28	9 360	4 909
Other expenses	5.28	(338)	(1 466)
Operating Loss[5]		**(40 857)**	**(26 391)**
Financial income	5.31	185	144
Financial expenses	5.31	(198)	(255)
Loss before taxes		**(40 870)**	**(26 502)**
Income taxes	5.21	(65)	(10)
Loss for the period		**(40 935)**	**(26 512)**
Basic and diluted loss per share (in €)	5.32	(1.81)	(1.70)
Other comprehensive income/(loss)			
Items that will not be reclassified to profit and loss		**(15)**	**554**
Remeasurements of post-employment benefit obligations, net of tax		(15)	554
Items that may be subsequently reclassified to profit or loss		**4**	**42**
Currency translation differences		4	42
Other comprehensive income / (loss) for the period, net of tax		**(11)**	**596**
Total comprehensive loss for the period		**(40 946)**	**(25 916)**
Total comprehensive loss for the period attributable to Equity Holders [1]		**(40 946)**	**(25 916)**

[1] *For 2022 and 2021, the Group does not have any non-controlling interests and the losses for the year are fully attributable to owners of the parent.*

The accompanying disclosure notes form an integral part of these consolidated financial statements.

[5] The operating loss arises from the Company's loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company's results in connection with its operating activities.

4.3.3. Consolidated statements of changes in equity

(€'000)	Share capital (non-distributable)	Share premium (non-distributable)	Other reserves[2] (distributable[1])	Capital reduction reserve (distributable[1])	Accumulated deficit (distributable[1])	Total Equity
Balance as of January 1, 2021	**48 513**	**43 349**	**30 958**	**191 213**	**(283 039)**	**30 994**
Capital increase	30 072	8 900	-	-	-	38 972
Transaction costs associated with capital increases	-	(2 583)	-	-	-	(2 583)
Reduction of share premium by absorption of losses	-	(43 349)	-	43 349	-	-
Share-based payments	-	-	2 172	-	-	2 172
Total transactions with owners, recognized directly in equity	**30 072**	**(37 032)**	**2 172**	**43 349**	**-**	**38 561**
Loss for the period	-	-	-	-	(26 512)	(26 512)
Currency Translation differences	-	-	42	-	-	42
Remeasurements of defined benefit obligation	-	-	-	-	554	554
Total comprehensive loss for the period	**-**	**-**	**42**	**-**	**(25 958)**	**(25 916)**
Balance as of December 31, 2021	**78 585**	**6 317**	**33 172**	**234 562**	**(308 997)**	**43 639**
Balance as of January 1, 2022	**78 585**	**6 317**	**33 172**	**234 562**	**(308 997)**	**43 639**
Share-based payments	-	-	1 624	-	-	1 624
Total transactions with owners, recognized directly in equity	**-**	**-**	**1 624**	**-**	**-**	**1 624**
Loss for the period	-	-	-	-	(40 935)	(40 935)
Currency Translation differences	-	-	4	-	-	4
Remeasurements of defined benefit obligation	-	-	-	-	(15)	(15)
Total comprehensive loss for the period	**-**	**-**	**4**	**-**	**(40 950)**	**(40 946)**
Balance as of December 31, 2022	**78 585**	**6 317**	**34 800**	**234 562**	**(349 947)**	**4 317**

[1] Pursuant to Belgian law ("CCA"), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of the Company's standalone non-consolidated statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. For more information, see note 5.13.

[2] Other reserves include Share-base payment reserve, Other equity reserve from conversion of convertible loan in 2013 and Currency Translation Difference.

The accompanying disclosure notes form an integral part of these consolidated financial statements.

4.3.4.   Consolidated statements of Cash flows

(€'000)	Notes	2022	2021
		For the year ended December 31,	
Cash Flow from operating activities			
Loss for the period	4.3.2	(40 935)	(26 512)
Non-cash adjustments			
Intangibles - Amortization	5.6	613	217
Property, plant & equipment - Depreciation	5.7	827	1 303
Loss on disposal of Intangibles assets	5.28	58	-
Loss on disposal of Property, plant and equipment	5.28	132	1
Gain on sale of CTMU activities	5.28	(5 187)	-
Remeasurement of Leases	5.28	(169)	-
Provision for onerous contract	5.17, 5.18	2 171	29
Change in fair value of contingent consideration payable and other financial liabilities	5.20	(14 679)	(847)
Impairment of Oncology intangible assets	5.29	35 084	-
Remeasurement of Recoverable Cash Advances (RCAs)	5.19	(1 447)	328
Grant income (RCAs and others)	5.28	(2 047)	(4 178)
Share-based payment expense	5.14	1 624	2 172
Post-employment benefits	5.15	(40)	(561)
Change in working capital			
Trade receivables, other (non-)current receivables		306	(1 559)
Trade payables, other (non-)current liabilities		(4 321)	2 964
Net cash used in operations		**(28 010)**	**(26 643)**
Cash Flow from investing activities			
Acquisition of Property, Plant & Equipment	5.7	(123)	(331)
Acquisitions of Intangible assets	5.6	-	(62)
Proceeds from net investment in lease	5.9	235	267
Proceeds from sale of CTMU activities	5.7	6 000	-
Proceeds from short-term investments	5.8	1 090	-
Net cash from/(used in) investing activities		**7 202**	**(126)**
Cash Flow from financing activities			
Repayments of bank borrowings	5.19	-	(37)
Repayments of leases	5.19	(896)	(1 099)
Proceeds from issuance of shares and exercise of warrants	5.13	(124)	36 568
Proceeds from RCAs & other grants	5.19	4 491	4 369
Repayment of RCAs & other grants	5.18, 5.19	(230)	(280)
Net cash from/(used in) financing activities		**3 241**	**39 521**
Net cash and cash equivalents at beginning of the period		**30 018**	**17 234**
Change in Cash and cash equivalents	5.11	(17 567)	12 752
Effects of exchange rate changes on cash and cash equivalents		(6)	32
Net cash and cash equivalents at the end of the period		**12 445**	**30 018**

The accompanying disclosure notes form an integral part of these consolidated financial statements.

5. Notes to the consolidated financial statements

5.1   General information

Celyad Oncology SA and its affiliates will be collectively referred to as "the Company", "the Group", "Celyad", "we" or "us".

The Company is a biotechnology company focused on the research and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.

Celyad Oncology SA was incorporated on July 24, 2007, under the name "Cardio3 BioSciences". Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115).

The Company's ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company's American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.).

These consolidated financial statements have been approved for issuance by the Company's Board of Directors on March 23, 2023. These statements have been audited by EY Réviseurs d'Entreprises / EY Bedrijfsrevisoren SRL/BV, the statutory auditor of the Company and independent registered public accounting firm.

The annual report is available to the public free of charge to the above-mentioned address or via the Company's website (**https://celyad.com/investors/regulated-information/**).

Key event 2022

In September 2022, under the terms of an asset purchase agreement between the Company and Cellistic (the cell therapy development and manufacturing business of Ncardia BV), Cellistic agreed to acquire the Company's Good Manufacturing Practice (GMP) grade cell therapy manufacturing facility, including the existing facility and all related personnel (the "Manufacturing Business Unit", "Cell Therapy Manufacturing Unit", or "CTMU"), in Mont-Saint-Guibert, Belgium, for a total consideration of €6.0 million and effective as of January 1, 2023, the Group sold certain fixed assets to Cellistic and the Group also leased part of the building from Cellistic. For more information on the financial consequences of this transaction, refer to notes 5.6.1, 5.7, 5.24, 5.28, 5.30 and 5.36.

In October 2022, the Company announced its new business strategy "Celyad 2.0", under which the Company intends to focus on maximizing its intellectual property (IP) portfolio, and strengthening its research focus. Based on this strategic and financial review, the Company has decided to discontinue the development of its remaining clinical programs. Under Celyad 2.0, the Company shifts from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements. For more information on the financial consequences of this decision, refer to notes 5.6.1, 5.6.2, 5.17, 5.18, 5.19.2, 5.20.2, 5.24, 5.28 and 5.29.

5.2   Basis of preparation and significant accounting policies

The consolidated financial statements of the Group for the twelve months ended December 31, 2022 and 2021 (the "year" or "the period") include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing these consolidated financial statements are explained below.

5.2.1. Basis of preparation

The consolidated financial statements have been prepared on an historical cost basis, except for:

- Financial instruments – Fair value through profit or loss

- Contingent consideration and other financial liabilities

- Post-employment benefits liability

The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in euro and all values are presented in thousands (€000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals disclosed in the financial tables.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively, IFRSs) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, are areas where assumptions and estimates are significant to the financial statements. They are disclosed in note 5.4.

Going concern

The Group is pursuing a strategy to develop products and platforms that will help our partners to treat medical needs in oncology. Management has prepared detailed budgets and cash flow forecasts for the years 2023 and 2024. These forecasts reflect the new strategy of the Group and include significant expense and cash outflow estimations in relation to the development of its proprietary technology platforms and intellectual property, partly compensated by grants funding and tax incentives.

As of December 31, 2022, the Company had cash and cash equivalents of €12.4 million and no short-term investments. The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.

The Company is currently evaluating different financing options to obtain the required funding to extend the Company's cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

COVID-19 update

The long-term impact of COVID-19 on the Company's operations will depend on future developments, which are highly uncertain and cannot be predicted, including the emergence of new variants, such as Delta and Omicron, and, among other things, additional government restrictions intended to contain COVID-19's effects, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its results of operations and financial condition. To date, COVID-19 has had no material impact on the Company's operating results or cash flows.

War in Ukraine

In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. The Company has no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations to date.

However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, the operations of the Company could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which the Company and its suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect the Company's ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.

Changes to accounting standards and interpretations

The Group has applied the same accounting policies and methods of computation in its 2022 year-end consolidated financial statements as compared to 2021, except for those that relate to new standards and interpretations.

None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2022, which have been issued by the IASB have a material effect on the Group's financial statements. None of the new standards, interpretations and amendments, which will be effective for periods beginning after January 1, 2023 and are not yet effective as of December 31, 2022 and/or not yet adopted by the European Union as of December 31, 2022, are expected to have a material effect on the Group's future financial statements as either they are not relevant to the Group's activities, or they require accounting which is consistent with the Group's current accounting policies.

5.2.2. Consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.

Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

5.2.3. Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Euros, which is the Group's presentation currency.

Transactions and balances

Foreign currency transactions (mainly USD) are translated into the functional currency using the applicable exchange rate on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the presentation currency spot rate of exchange ruling at the reporting date.

Foreign currency exchange gains and losses arising from settling foreign currency transactions and from the retranslation of monetary assets and liabilities denominated in foreign currencies at the reporting date are recognized in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

- Income and expenses for each income statement are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

- All resulting translation differences are recognized in other comprehensive income.

5.2.4. Revenue

So far, the primary revenue generated by the Group relates to the sale of licenses.

Licensing revenue

The Group enters into license and/or collaboration agreements with third-party biopharmaceutical partners. Revenue under these arrangements may include non-refundable upfront payments, product development milestone payments, commercial milestone payments and/or sales-based royalty payments.

Upfront payments

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Group has no significant future performance obligations and collectability of the fees is assured.

Milestone payments

Milestone payments represent amounts received from the Group's customers or collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones.

Under IFRS 15, milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability-weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the Group receives all or none of the milestone payment). Variable consideration is only recognized as revenue when the related performance obligation is satisfied, and the Group determines that it is highly probable that there will not be a significant reversal of cumulative revenue recognized in future periods.

Royalty revenue

Royalty revenues arise from the Group's contractual entitlement to receive a percentage of product sales achieved by co-contracting parties. As the Group's co-contracting partners currently have no products based on a Celyad-technology approved for sale. The Group has not received any royalty revenue to date. Royalty revenues, if earned, will be recognized on an accrual basis in accordance with the terms of the contracts with the Group's customers when sales occur and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Sales of goods (medical devices)

Sales of medical devices are recognized when the Group has fulfilled the performance obligations under the terms of the sales contract, which includes delivery of the promised goods.

5.2.5. Other income

Government Grants

The Group's grant income reported under 'Other income' in the consolidated statement of comprehensive loss is generated from: (i) recoverable cash advances (RCAs) granted by the Regional government of Wallonia; (ii) R&D tax credits granted by the Belgian federal government; and (iii) grants received from the European Commission under the Seventh Framework Program ("FP7"), Federal Belgian Institute for Health Insurance (Inami) and Regional authorities.

Government grants are recognized at their fair value (calculated based on present value of future repayment of grants) where there is reasonable assurance that the grant will be received, and the Group has complied with all attached conditions. Once a government grant is recognized, any related contingent liability (or contingent asset) is treated in accordance with IAS 37.

Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Based on the nature of transactions, cash inflows received from government grants provide the entity with financing for the designated activity. They are in substance financing cash inflows consistent with the cash proceeds from RCAs and other grants and are disclosed in the consolidated statements of cash flows as "Cash Flow from financing activities".

The Group's grant income is recognized in the consolidated statement of comprehensive loss under "Other income/expense" and as a non-cash adjustment in "cash flows from operating activities" in the consolidated statements of cash flows.

Recoverable cash advances (RCAs)

The Group receives grants from the Walloon Region in the form of recoverable cash advances (RCAs).

RCAs are dedicated to support specific development programs. All RCA contracts, in essence, consist of three phases, i.e., the "research phase", the "decision phase" and the "exploitation phase". During the research phase, the Group receives funds from the Region based on statements of expenses. In accordance with IAS 20.10A and IFRS Interpretations Committee (IC)'s conclusion that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 32, 'Financial instruments; Presentation', the RCAs are initially recognized, concomitantly with the occurrence of subsidized expense, as a financial liability at fair value (calculated based on present value of future repayment of grants), determined as per IFRS 9.

The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the above-mentioned financial liability's fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.

The RCA grant component is recognized in profit or loss under "Other income" on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized by the RCA.

The fair market value adjustments to the RCA liability are recognized in the consolidated statement of comprehensive loss under "Other income/expense" and as a non-cash adjustment in "cash flows from operating activities" in the consolidated statements of cash flows.

The RCAs liability contains two components:

- The fixed part of the reimbursement of 30% is refundable based upon an agreed repayment schedule. The initial recognition at fair value is performed using the discount rate at the date of the convention and the assumption of exploitation until the end of repayment schedule.

- The variable part (from 70% and up to 170%) is refundable to the extent of the revenue generated within exploitation phase. The initial recognition at fair value of the variable part of the component is based on probability-weighted discounted cash flows estimated using Key assumptions listed in note 5.6.2.

The sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Walloon Region.

The RCAs liability component (RCA financial liability) is subsequently measured at amortized cost using the cumulative catch-up approach under which the carrying amount of the liability is adjusted to the present value of the future estimated revenue, discounted at the liability's original effective interest rate. The resulting adjustment is recognized within profit or loss under "Other income/expense".

At the end of the research phase, the Group should within a period of six months decide whether or not to exploit the results of the research phase (decision phase). The exploitation phase may have a duration of up to 20 years. In the event the Group decides to exploit the results under an RCA, the relevant RCA becomes contingently refundable, and the fair value of the RCA liability adjusted accordingly, if required. For more information on the potential financial consequences of these exploitation decisions in terms of potential reimbursements and sales percentage fees to be paid to the Walloon Region, refer to note 5.16.

When the Group does not exploit (or ceases to exploit) the results of programs under an RCA, it has to notify the Region of this decision. This decision is the sole responsibility of the Group. The related liability is then discharged by the transfer of such results to the Region. Also, when the Group decides to renounce its rights to patents which may result from the research, title to such patents will be transferred to the Region. In that case, the RCA liability is extinguished and reflected in the statement of income (loss) under "Other income/expense".

R&D Tax credits

Since 2013, the Group applies for R&D tax credits, a tax incentive measure for European SME's established by the Belgian federal government. When capitalizing its R&D expenses under the tax reporting framework, the Group may either i) get a reduction of its taxable income (at current income tax rate applicable); or ii) if no sufficient taxable income is available, apply for the refund of the unutilized tax credits, calculated on the R&D expenses amount for the year. Such settlement occurs at the earliest 5 financial years after the tax credit application filed by the Group.

Considering that R&D tax credits are ultimately paid by the public authorities, the related benefit is treated as a government grant under IAS 20 and booked into other income, in order to match the R&D expenses subsidized by the grant.

Other government grants

The Group has received and will continue to apply for grants from European (FP7), Regional authorities and Federal Belgian Institute for Health Insurance (Inami). These grants are dedicated to partially finance early stage projects such as fundamental research, applied research, prototype design, etc.

To date, all grants received are not associated with any conditions. As per each grant agreement, grants are paid upon submission by the Group of a statement of eligible expenses. The Group incurs expenses first and then submits application for the grant receipt according to the terms of the grant agreement.

These government grants are recognized in profit or loss under "Other income" on a systematic basis over the periods in which the entity recognizes the underlying R&D expenses subsidized.

5.2.6. Intangible assets

The following categories of intangible assets apply to the current Group operations:

Separately acquired intangible assets

Intangible assets acquired from third parties are recognized at cost, if and only if it is probable that future economic benefits associated with the asset will flow to the Group, and that the cost can be measured reliably. Subsequent payments of contingent consideration are capitalized when incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

The useful life of intangible assets is assessed as finite, except for Goodwill. They are amortized over the expected useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates and applied prospectively. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Patents, Licenses and Trademarks

Licenses for the use of intellectual property are granted for a period corresponding to the intellectual property of the assets licensed. Amortization is calculated on a straight-line basis over this useful life.

Patents and licenses are amortized over the period corresponding to the intellectual property (IP) protection and are assessed for impairment whenever there is an indication these assets may be impaired. Indication

of impairment is related to the value of the patent demonstrated by the preclinical and sublicensing results of the technology.

Software

Software only concerns acquired computer software licenses. Software is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three to five years on a straight-line basis.

Intangible assets acquired in a business combination

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is measured as a residual at the acquisition date, as the excess of the fair value of the consideration transferred and the assets and liabilities recognized (in accordance with IFRS 3).

Goodwill has an indefinite useful life and is not amortized but tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets).

Goodwill arising from business combinations is allocated to cash generating units, which are expected to receive future economic benefits from synergies that are most likely to arise from the acquisition. These cash generating units form the basis of any future assessment of impairment of the carrying value of the acquired goodwill.

In-process research and development costs

The In-process research and development costs ("IPR&D") acquired as part of a business combination are measured at fair value at the date of acquisition. Subsequent to initial recognition, it is reported at cost and is subject to annual impairment testing until the date the projects are available for use and from that moment, the IPR&D will be amortized over its remaining useful economic life.

Subsequent R&D expenditure can be capitalized as part of the IPR&D only to the extent that IPR&D is in development stage, i.e., when such expenditure meets the recognition criteria of IAS 38. In line with biotech industry practice, the Group determines that 'development stage' under IAS 38 is reached when the product candidate gets regulatory approval (upon Phase III completion). Therefore, any R&D expenditure incurred between the acquisition date and the development stage should be treated as part of research phase and expensed periodically in the income statement.

Internally generated intangible assets

Except qualifying development expenditure (discussed below), internally generated intangible assets are not capitalized. Expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

(a) The technical feasibility of completing the intangible asset so that it will be available for use or sale.

(b) Its intention to complete the intangible asset and use or sell it.

(c) Its ability to use or sell the intangible asset.

(d) How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

(e) The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

(f) Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the industry in which the Group operates, the life science industry, criteria a) and d) tend to be the most difficult to achieve. Experience shows that in the Biotechnology sector technical feasibility of completing the project is met when such project completes successfully Phase III of its development. For medical devices this is usually met at the moment of CE marking.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development has been completed and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in Research & Development expenses. During the period of development, the asset is tested for impairment annually, or earlier when an impairment indicator occurs. As of statement of financial position dates, only the development costs of C-Cathez have been capitalized under "Development costs" and are being amortized over a period of 17 years which corresponds to the period over which the intellectual property is protected.

5.2.7. Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

- Land and buildings: 15 to 20 years

- Plant and equipment: 5 to 15 years

- Laboratory equipment: 3 to 5 years

- Office furniture: 3 to 10 years

- Leasehold improvements: based on remaining duration of office building lease

- Right-of-use assets: over lease term

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets' residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if applicable.

5.2.8. Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

The Group leases various offices, facilities, cars and IT-equipment.

Leases are recognized as a right-of-use asset, presented under "Property, Plant and Equipment" (see note 5.7), and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

- Variable lease payment that are based on an index or a rate;

- Amounts expected to be payable by the lessee under residual value guarantees;

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease term covers the non-cancellable period for which the Group has the right to use an underlying asset, together with both:

(a) Periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and

(b) Periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

- The amount of the initial measurement of lease liability;

- Any lease payments made at or before the commencement date less any lease incentives received;

- Any initial direct costs; and

- Restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets primarily comprise IT-equipment.

Until September 2022, the Group subleased some office space it leases from a head lessor. In its capacity as intermediate lessor, the Group assesses whether the sublease is a finance or operating lease in the context of the right-of-use asset being leased. The sublease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying right-of-use asset. It is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the underlying right-of-use asset.

From time to time, the Group may enter into sale and leaseback transactions. When a sale occurs, both the seller-lessee and the buyer-lessor account for the leaseback in the same manner as any other lease. Specifically, the seller-lessee recognizes a lease liability and right-of-use asset for the leaseback (subject to the optional exemptions for short-term leases and leases of low-value assets).

5.2.9. Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired, unless there are indications of impairment at other points throughout the period. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used based on the discounted cash-flow model. For intangible assets under development (like IPR&D), only the fair value less costs to sell reference is allowed in the impairment testing process.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is immediately recognized as an expense and the asset carrying value is written down to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. An impairment loss recognized on goodwill is however not reversed in a subsequent period.

As of the statement of financial position dates, the Group has two cash-generating units which consist of the development and commercialization activities on:

- CYAD products candidate series based on CAR T technology, for the immune-oncology segment; and

- C-Cathez commercialized medical device, for the cardiology segment.

Indicators of impairment used by the Group are the preclinical and clinical results obtained with the technology.

5.2.10. Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and very short-term deposits with an original maturity of three months or less. Cash and cash equivalents are carried in the statement of financial position at their nominal value.

5.2.11. Financial assets

5.2.11.1 Classification

The Group classifies its financial assets in accordance with IFRS 9 categories for measurement purposes. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

'Amortized cost' measurement category refers to loans and receivables which are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period which are

classified as non-current assets. This measurement category comprises "cash and cash equivalents", "short-term investments", and relevant financial assets within "(non-) current trade and other receivables", "(non-) current grant receivables" and "other (non-) current assets".

5.2.11.2 Initial recognition and measurement

All financial assets are recognized initially at fair value plus or minus, in the case of a financial asset not at fair value through profit or loss, directly attributable transaction costs.

5.2.11.3 Subsequent measurement

After initial measurement, financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement under "Financial income". The losses arising from impairment are recognized in the income statement under "Other expenses".

5.2.11.4 Impairment of financial assets

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model. The expected credit loss model requires the Group to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

The Group considers there is no significant additional credit risk related to this receivable, which would not have been captured by the discounting effect, both at inception of the receivable and at the reporting date. As such, no additional ECL allowance has been recognized for this financial asset or any other financial asset.

5.2.11.5 Financial assets carried at amortized cost

For financial assets carried at amortized cost the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows.

The present value of the estimated future cash flows is discounted at the financial assets' original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement under "Other expenses". Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to the income statement.

5.2.12. Financial liabilities

5.2.12.1 Classification

The Group's financial liabilities include "bank loans", "lease liabilities", "recoverable cash advances", "contingent consideration and other financial liabilities", "trade payables" and relevant financial liabilities within "Other (non-) current liabilities".

The Group classifies and measures its financial liabilities at 'amortized cost' using the effective interest method, except "contingent consideration and other financial liabilities" which are classified and measured at 'fair value through profit or loss'.

5.2.12.2 Initial recognition and measurement

Financial liabilities are initially measured at fair value. Transactions costs that are directly attributable to the acquisition or issue of financial liabilities are added or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition.

5.2.12.3 Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as explained above. In particular:

Contingent consideration and other financial liabilities

The contingent consideration and other financial liabilities are recognized and measured at fair value at the acquisition date. After initial recognition, contingent consideration arrangements that are classified as liabilities are re-measured at fair value with changes in fair value recognized in profit or loss in accordance with IFRS 3 and IFRS 9. Therefore, contingent payments will not be eligible for capitalization but will simply reduce the contingent consideration liability.

Details regarding the valuation of the contingent consideration are disclosed in note 5.20.2.

Recoverable cash advances

Recoverable cash advances granted by the Walloon Region are subsequently measured at amortized cost using the cumulative catch-up approach, as described in section 5.2.5 above.

Trade payables and other payables

After initial recognition, trade payables and other payables are measured at amortized cost using the effective interest method.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized.

5.2.12.4 Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement under "Change in fair value of contingent consideration" or "Other expenses".

5.2.13. Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

5.2.13.1   Employee benefits

Post-employment plan

The Group operates a pension plan which requires defined contributions (DC) to be funded by the Group externally at a third-party insurance company. Under Belgian law, an employer must guarantee a minimum rate of return on the Group's contributions and thus it is treated as defined benefit plan under IAS 19.

At the statement of financial position dates, the minimum rates of return guaranteed by the Group are as follows, in accordance with the law of 18 December 2015:

- 1.75% for the employer's contributions paid as from 1 January 2016 (variable rate based on Governmental bond OLO rates, with a minimum of 1.75% and a maximum of 3.75%);
- 3.25% (fixed rate) for the employer's contributions paid until 31 December 2015.

The cost of providing benefits is determined using the projected unit credit (PUC) method, with actuarial valuations being carried out at the end of each annual reporting period, with the assistance of an independent actuarial firm.

The liability recognized in the statement of financial position in respect of the pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

The current service cost of the defined benefit plan, recognized in the income statement as part of the operating costs, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

Past-service costs are recognized immediately in the income statement.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in the operating costs in the income statement.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

Short-term benefits

Short-term employee benefits are those expected to be settled wholly before twelve months after the end of the annual reporting period during which employee services are rendered, but do not include termination benefits such as wages, salaries, profit-sharing and bonuses and non-monetary benefits paid to current employees.

The undiscounted amount of the benefits expected to be paid in respect of services rendered by employees in an accounting period is recognized in that period. The expected cost of short-term compensated absences is recognized as the employees render services that increase their entitlement or, in the case of non-accumulating absences, when the absences occur, and includes any additional amounts the entity expects to pay as a result of unused entitlements at the end of the period.

Share-based payments

Certain employees, managers and members of the Board of Directors of the Group receive remuneration, as compensation for services rendered, in the form of share-based payments which are "equity-settled".

Measurement

The cost of equity-settled share-based payments is measured by reference to the fair value at the date on which they are granted. The fair value is determined by using an appropriate pricing model, further details are given in note 5.14.

Recognition

The cost of equity-settled share-based payments is recorded as an expense, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

Modification

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award were met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The incremental fair value granted is the difference between the fair value of the modified equity instrument and the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Forfeiture

An equity-settled award can be forfeited with the departure of a beneficiary before the end of the vesting period, or cancelled and replaced by a new equity settled award. If a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Cancellation

If the cancellation occurs during the vesting period, it is treated as an acceleration of vesting, and the Group recognizes immediately the amount that would otherwise have been recognized for services received over the remainder of the vesting period. If the cancellation occurs after the vesting period, no adjustments will be made to the accounting.

5.2.14. Income Taxes

Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses (except if the deferred tax asset arises from the initial recognition of an asset or liability in a transaction other than a business combination and that, at the time of the transaction affects neither accounting nor taxable profit or loss), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

5.2.15. Earnings (loss) per share

The basic net profit/(loss) per share is calculated based on the weighted average number of shares outstanding during the period.

The diluted net profit/(loss) per share is calculated based on the weighted average number of shares outstanding including the dilutive effect of potentially dilutive ordinary shares such as warrants and

convertible debts. Potentially dilutive ordinary shares should be included in diluted earnings (loss) per share when and only when their conversion to ordinary shares would decrease the net profit per share (or increase net loss per share).

5.2.16. Equity

The basic net profit/(loss) per share is calculated based on the weighted average number of shares outstanding during the period. The equity is comprised of the following (further details are given in note 5.13);

- Share capital: Share capital is comprised of the nominal amount of the parent's ordinary shares. This capital is not distributable in the form of dividends under Belgian Companies and Associations Code.

- Share premium: Share premium is comprised of: (1) the amount received attributable to share capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase; and (3) absorption of the accumulated deficit into the share premium, as approved by the Company's shareholders in accordance with Belgian Companies and Associations Code.

- Other reserves: Other reserves are comprised of: (1) Share-base payment reserve; (2) Other equity reserve from conversion of convertible loan in 2013; and (3) Currency Translation differences.

- Capital reduction reserve: Capital reduction reserve is comprised of the absorption of historical losses of the Company into the share premium, as approved by the Company's shareholders in accordance with Belgian Companies and Associations Code.

- Accumulated deficit: Accumulated deficit is comprised of cumulative historical losses of the Company.

5.2.17. Assets held for sale

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, non-current assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probably, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn. Non-current assets or disposal groups held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell, as appropriate. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale. Non-current assets held for sale are presented in the consolidated statement of financial position as a line item entitled "Assets held for sale".

5.3   Risk Management

Financial risk factors

Interest rate risk

The interest rate risk is very limited as the Group has only a limited amount of finance leases and no outstanding bank loans. So far, because of the immateriality of the exposure, the Group did not enter into any interest hedging arrangements.

Credit risk

The Group has a limited amount of trade receivables due to the fact that sales to third parties are not significant and thus the Group's credit risk arises mainly from cash and cash equivalents and deposits with banks and financial institutions. The Group only works with international reputable commercial banks and financial institutions.

The maximum credit risk, to which the Group is theoretically exposed as at the statement of financial position date, is the carrying amount of financial assets. Given the current nature and size of operations of the Group, the requirement of the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL), mainly apply to trade and other receivables (resulting mainly from the amendment of the Mesoblast license agreement). The Group recognized a bad debt accrual on this receivable at the reporting date and considers there is no significant additional credit risk related to this receivable. As such, no additional ECL allowance has been recognized for this asset or any other financial asset.

Foreign exchange risk

The Group is exposed to foreign exchange risk as certain collaborations or supply agreements of raw materials are denominated in USD. Moreover, the Group has also investments in foreign operations, whose net assets are exposed to foreign currency translation risk (USD). So far, because of the immateriality of the exposure, the Group did not enter into any currency hedging arrangements.

At December 31, 2022, the foreign exchange risk exposure exists mainly on the cash denominated in USD.

A depreciation of 1% on the USD versus EUR would translate into an unrealized foreign exchange loss of €9k for the Group at December 31, 2022.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. Refer to note 5.4 for the going concern assessment.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposit and leases.

Refer to note 5.19 for an analysis of the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an adequate structure to limit to cost of capital.

5.4 Critical accounting estimates and judgments

The preparation of the Group's financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the Group's accounting policies, Management has made judgments and has used estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Going Concern

When assessing going concern, the Board of Directors considers mainly the following factors:

- The treasury available at the statement of financial position date;

- The cash burn projected in accordance with the approved budget for next 12-month period as the date the financial statements are issued, which are subject to judgments by management while considering all information available at the reporting date such as significant expenses and cash outflows in relation to – among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company's manufacturing facilities;

- The availability of grant funding and outcome of ongoing and future grant applications payback loan to be received for the next 12-month period; and

- The financial facilities open to the company for raising new funds by capital increase operations.

Revenue

The recognition of revenue relating to license and collaboration agreements involves management estimates and requires judgement as to:

(i) Classifying the license agreement (right-to-use or right-to-access license) in accordance with 'Licensing' Application Guidance set forth in IFRS 15;

(ii) Identifying the performance obligations comprised in the contract;

(iii) Estimating probability for (pre-)clinical development or commercial milestone achievement;

(iv) Determining the agreed variable considerations to be included in the transaction price taking into account the constraining limit of the "highly probable" criteria;

(v) Allocating the transaction price according to the stand-alone selling price of each of the performance obligations; and

(vi) Estimating the finance component in the transaction price, based on the contract expected duration and discount rate.

Management makes its judgment taking into account all information available about clinical status of the underlying projects at the reporting date and the legal analysis of each applicable contracts. Further details are contained in note 5.23.

Recoverable Cash Advances received from the Walloon Region

As explained in note 5.2.5, accounting for RCAs requires initial recognition of the fair value of the loan received to determine the benefit of the below-market rate of interest, which shall be measured as the difference between the initial carrying value of the loan and the proceeds received. Loans granted to entities in their early stages of operations, for which there is significant uncertainty about whether any income will ultimately be generated and for which any income which will be generated will not arise until a number of years in the future, normally have high interest rates. Judgment is required to determine a rate which may apply to a loan granted on an open market basis and to determine projected revenue that will derive in the future from the products that benefited from the support of the Walloon Region. The estimated projected revenue by management is similar to the ones used for impairment of non-financial assets (see note 5.6.2).

In accordance with the RCA agreements, the following two components are assessed when calculating estimated future cash flows:

- 30% of the initial RCA, which is repayable when the Group exploits the outcome of the research financed; and

- the remaining amount, which is repayable based on a royalty percentage of future sales milestones, up to a level of 170% of the initial granted amount.

After initial recognition, RCA liabilities are measured at amortized cost using the cumulative catch-up method requiring management to regularly revise its estimates of payments and to adjust the carrying amount of the financial liability to reflect actual and revised estimated cash flows.

Measurement and impairment of non-financial assets

With the exception of goodwill and certain intangible assets for which an annual impairment test is required, the Group is required to conduct impairment tests where there is an indication of impairment of an asset. Measuring the fair value of non-financial assets requires judgement and estimates by management. These estimates could change substantially over time as new facts emerge or new strategies are taken by the Group. Further details (including sensitivity analysis) are contained in note 5.6.2.

Contingent consideration and other financial liabilities

The Group recorded a liability for the estimated fair value of contingent consideration arising from business combinations. The estimated amounts are the expected payments and timing of such payments, determined by considering the possible scenarios of forecast sales and other performance criteria, the amount to be paid under each scenario, and the probability of each scenario, which is then discounted to a net present value. The estimates could change substantially over time as new facts emerge and each scenario develops. Further details on management's estimations and sensitivity analysis are contained in note 5.20.2.

Discontinued operations

In September 2022, the Group's Manufacturing Business Unit was sold to Cellistic (see note 5.1). The Group does not present the expenses associated to the Manufacturing Business Unit under discontinued operations within the consolidated statements of comprehensive income as this business unit was not considered a major line of business for the Group. In reaching this assessment, management had to apply judgment to determine if the Manufacturing Business Unit is major line of business, which included consideration of the size and role of this manufacturing unit. In the previous years, the Group focused its activities on the development of allogenic programs which decreased the manufacturing facilities requirements compared to autologous programs making the business less essential for the Group.

Onerous Contract & Invoice to receive accruals

As of December 31, 2022, the Group recorded a provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing

costs, after the Group's decision, in the fourth quarter of 2022, to discontinue the development of its remaining clinical programs CYAD-02, CYAD-101 and CYAD-211 (see notes 5.17 and 5.18)

The Group also recognized expenses under comprehensive income statement through accruals for invoices to receive based on estimated amounts of rendered services or delivered goods during the year 2022 but not yet invoiced as per December 31, 2022 (see note 5.18).

The Group makes these estimates based on the input from the management and communication with the vendors.

5.5   Operating segment information

The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.

Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

- the immuno-oncology segment regrouping all assets developed based on the CAR T-cell platform; and

- the cardiology segment, regrouping the Cardiopoiesis platform, C-Cathez.

Corporate segment includes costs for general and administration functions not allocated to the other business segments.

Although the Group is currently active in Europe and in the US, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence also not considered by the Board of Directors for assessing performance or allocating resources.

The CODM does not review assets by segments, hence no segment information per assets is disclosed. As of December 31, 2022, the main Group's non-current assets are located in Belgium.

Since 2017, the Group is fully focused on the development of its immuno-oncology platform. Therefore, for the year ended December 31, 2022, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

€ '000	For the year ended December 31, 2022			
	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	-	-	-	-
Revenue recognized over time	-	-	-	-
Total Revenue	**-**	**-**	**-**	**-**
Cost of Sales	-	-	-	-
Gross Profit	**-**	**-**	**-**	**-**
Research & Development expenses	(587)	(18 341)	-	(18 928)
General & Administrative expenses	-	-	(10 546)	(10 546)
Change in fair value of contingent consideration	-	14 679	-	14 679
Impairment of Oncology intangible assets	-	(35 084)	-	(35 084)
Net Other income/(expenses)	(63)	9 148	(63)	9 022
Operating Profit/(Loss)	**(650)**	**(29 598)**	**(10 609)**	**(40 857)**
Net financial income/(expenses)	(19)	(132)	138	(13)
Profit/(Loss) before taxes	**(669)**	**(29 730)**	**(10 471)**	**(40 870)**
Income Taxes	-	(65)	-	(65)
Profit/(Loss) for the year 2022	**(669)**	**(29 795)**	**(10 471)**	**(40 935)**

€ '000		For the year ended December 31, 2021		
	Cardiology	**Immuno-oncology**	**Corporate**	**Group Total**
Revenue recognized at a point in time	-	-	-	-
Revenue recognized over time	-	-	-	-
Total Revenue	**-**	**-**	**-**	**-**
Cost of Sales	-	-	-	-
Gross Profit	**-**	**-**	**-**	**-**
Research & Development expenses	(142)	(20 631)	-	(20 773)
General & Administrative expenses	-	-	(9 908)	(9 908)
Change in fair value of contingent consideration	-	847	-	847
Net Other income/(expenses)	(108)	3 507	44	3 443
Operating Profit/(Loss)	**(250)**	**(16 277)**	**(9 864)**	**(26 391)**
Net financial income/(expenses)	107	(165)	(53)	(111)
Profit/(Loss) before taxes	**(143)**	**(16 442)**	**(9 217)**	**(26 502)**
Income Taxes	-	-	(10)	(10)
Profit/(Loss) for the year 2021	**(143)**	**(16 442)**	**(9 927)**	**(26 512)**

5.6 Intangible assets

5.6.1. Intangible assets details and balance roll forward

The change in intangible assets is broken down as follows, per class of assets:

(€'000)	Goodwill	In-process research and development	Development costs	Patents, licenses, trademarks	Software	Total
Capitalized costs						
At January 1, 2021	**883**	**33 678**	**1 084**	**13 071**	**279**	**48 995**
Additions	-	-	-	214	-	214
Divestiture	-	-	-	-	(16)	(16)
At December 31, 2021	**883**	**33 678**	**1 084**	**13 285**	**263**	**49 193**
Additions	-	-	-	876	-	876
Divestiture	(239)	-	-	(213)	(165)	(617)
At December 31, 2022	**644**	**33 678**	**1 084**	**13 948**	**98**	**49 452**
Accumulated amortization						
At January 1, 2021	**-**	**-**	**(543)**	**(12 052)**	**(229)**	**(12 824)**
Amortization charge	-	-	(67)	(134)	(16)	(217)
Divestiture	-	-	-	-	16	16
At December 31, 2021	**-**	**-**	**(610)**	**(12 186)**	**(229)**	**(13 025)**
Amortization charge	-	-	(66)	(547)	-	(613)
Divestiture	-	-	-	3	131	134
Impairment	(644)	(33 678)	-	(762)	-	(35 084)
At December 31, 2022	**(644)**	**(33 678)**	**(676)**	**(13 492)**	**(98)**	**(48 588)**
Net book value						
Capitalized costs	883	33 678	1 084	13 285	263	49 193
Accumulated amortization	-	-	(610)	(12 186)	(229)	(13 025)
At December 31, 2021	**883**	**33 678**	**474**	**1 099**	**34**	**36 168**
Capitalized costs	644	33 678	1 084	13 948	98	49 452
Accumulated amortization	(644)	(33 678)	(676)	(13 492)	(98)	(48 588)
At December 31, 2022	**-**	**-**	**408**	**456**	**-**	**864**

Goodwill and IPR&D resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. As of December 31, 2022, and 2021, Goodwill and IPR&D are not amortized but tested for impairment.

The capitalized development costs relate to the development of C-Cathez. The development costs of C-Cathez were capitalized in May 2012 and are being amortized until 2029. No other development costs have been capitalized to date. All other programs' (C-Cure, CYAD-01, CYAD-02, CYAD-101, CYAD-211…) related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses. Software is amortized over a period of 3 to 5 years.

Patents, licenses and trademarks, mainly relate to the following items:

- Exclusive Agreement for Horizon Discovery's shRNA Platform to develop next-generation allogenic CAR T Therapies acquired for €0.9 million at the end of December 2018. Since acquisition, the Company capitalized milestone payments for a total amount of €0.3 million. This patent is being amortized over the remaining intellectual property protection of 20 years, with the first patent application filed in 2008;

- An intangible asset has been capitalized in January 2022 for $1.0 million (€0.9 million), reflecting the Group's opportunity to explore new partnership for the C-Cathez, which is being amortized over a period of 2 years (see note 5.8); and

- During the course of 2022, two exclusive licenses agreements have been terminated resulting in disposal of €0.3 million of intangible assets.

5.6.2. Impairment testing

Impairment testing is detailed below.

Immuno-oncology CGU impairment test[6]

Goodwill and IPR&D exclusively relate to the acquisition of the former entity Oncyte LLC (meanwhile liquidated into Celyad SA) which was acquired in 2015. Management performs an annual impairment test on goodwill and on 'indefinite lived assets' that are not amortized in accordance with the accounting policies stated in notes 5.2.6 and 5.2.9. The impairment test has been performed at the level of the immuno-oncology segment. The recoverable amount associated to this CGU is calculated based on the fair value less costs to sell model using Level 3 fair value measurements for which the Group developed unobservable inputs and requires the use of assumptions.

In October 2022, the Group announced its new business strategy "Celyad 2.0" (see note 5.1), under which the Company has decided to discontinue the development of its remaining clinical programs, shifting from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements. Therefore, the cash flow projections based on the previous business plan became obsolete.

Consequently, as of December 31, 2022, Management built a new business plan and related cash flow projections based on projected sublicense income associated with its patents around allogeneic CAR T-cell therapies and NKG2D-based therapies.

The accounting standard IAS 38 impose that projected future cash inflow of economic benefits used for the valuation of a recoverable amount associated to a CGU cannot be remote. Due to the early stage of the implementation of the Celyad 2.0 strategy and the fact no firm sublicence contract nor collaboration contract was concluded as of December 31, 2022, Management had to recognize that significant uncertainty exist

---

[6] The uncertainly raised by the COVID-19 pandemic and the war in Ukraine is not impacting impairment testing. Although there are lot of uncertainties, it does not impact the Group's assets valuation as of December 31, 2022. For additional information on COVID-19 pandemic and war in Ukraine updates, refer to note 5.2.1.

on the timing and amount of the new strategy outcomes and therefore had to conclude that the possibility of any inflow, as of December 31, 2022, was remote regarding accounting standards definition. Therefore, Management recognized a full impairment loss on the remaining value of the goodwill, IPR&D and Horizon Discovery's shRNA platform. This accounting conclusion, which reflects a picture of the situation at December 31, 2022, doesn't affect the Management's commitment to continue the exploitation of these IPs in its new Celyad 2.0 strategy.

As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of revenue, indicating that the probability is more than remote and consequently that the recognized impairment losses may no longer exist or may have decreased, the Group will estimate the cash-generating unit's recoverable amount. The reversal will be limited so that the carrying amount of the asset does not exceed its recoverable amount. An impairment loss recognized on goodwill is however not reversed in a subsequent period.

For comparative purpose, as of December 31, 2021, the calculations used cash flow projections based on a business plan ending in 2040 based on probability of success of CYAD-02, CYAD-101 and CYAD-211 product candidates as well as extrapolations of projected cash flows resulting from the future expected sales on CYAD-101 and CYAD-211 and sublicense income associated with CYAD-02. The CGU's recoverable value, determined accordingly, exceeded its carrying amount. Accordingly, no impairment loss was recognized either on goodwill, IPR&D, the Horizon Discovery's shRNA platform or other immuno-oncology licenses at December 31, 2021.

As of December 31, 2021, Management's key assumptions (assumptions to which the unit's or group of units', recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell were as follows:

- *Discount rate (WACC)*

  Management had estimated the discount rate (WACC) as of December 31, 2021 to be 13.4% based on following components: the US Government Treasury bill 20-Y, the Group's Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC was mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group's equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that had been sourced by the Group over the past 24 months.

- *Projected Revenue*

  Management had estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market, treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group's business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption was partially alleviated by the probability of success (PoS) presented hereunder.

- *Probabilities of Success (PoS)*

  Management had estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group's product candidates reaching the market used had been updated compared to prior year-end based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases as follows:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%
CYAD-211	100%	50%	28%	60%	90%	7.5%

The Group's updated PoS rates for its clinical programs as of December 31, 2021, incorporates data for clinical development success rates from 2011 – 2020, which the Group believed was a more accurate reflection of clinical development success rates across stage of development and in aggregate.

5.7 Property, plant and equipment

(€'000)	Property	Equipment	Furniture	Leasehold	Total
Capitalized costs					
At January 1, 2021	**3 001**	**3 563**	**250**	**4 032**	**10 846**
Additions	24	388	-	10	422
Disposals	-	(192)	-	-	(192)
Currency translation adjustments	-	1	-	15	16
At December 31, 2021	**3 025**	**3 760**	**250**	**4 057**	**11 092**
Additions	146	116	15	-	277
Disposals	(3 171)	(2 180)	(45)	(2 903)	(8 299)
Currency translation adjustments	-	1	-	11	12
Transfers to Assets held for sale	-	(421)	(220)	(989)	(1 630)
At December 31, 2022	**-**	**1 276**	**-**	**176**	**1 452**
Accumulated depreciation					
At January 1, 2021	**(827)**	**(2 625)**	**(214)**	**(3 061)**	**(6 727)**
Depreciation charge	(454)	(512)	(24)	(313)	(1 303)
Disposals	-	191	-	-	191
Currency translation adjustments	-	(2)	-	(3)	(5)
At December 31, 2021	**(1 281)**	**(2 948)**	**(238)**	**(3 377)**	**(7 844)**
Depreciation charge	(439)	(268)	-	(120)	(827)
Disposals	1 720	1 834	18	2 575	6 147
Currency translation adjustments	-	-	-	(5)	(5)
Transfers to Assets held for sale	-	414	220	751	1 385
At December 31, 2022	**-**	**(968)**	**-**	**(176)**	**(1 144)**
Net book value					
Capitalized costs	3 025	3 760	250	4 057	11 092
Accumulated depreciation	(1 281)	(2 948)	(238)	(3 377)	(7 844)
At December 31, 2021	**1 744**	**812**	**12**	**680**	**3 248**
Capitalized costs	-	1 276	-	176	1 452
Accumulated depreciation	-	(968)	-	(176)	(1 144)
At December 31, 2022	**-**	**309**	**-**	**-**	**309**

Property, Plant and Equipment is mainly composed of right-of-use on leased offices, facilities and equipment (including vehicles), office furniture, leasehold improvements, and laboratory equipment.

In September 2022, the six-year lease agreement of the U.S. corporate offices located in Boston, Massachusetts ended which also resulted in recording loss of approximately €0.1 million related to leasehold improvement.

In September 2022, the Company's Manufacturing Business Unit based in Belin 12 building in Mont-Saint-Guibert, Belgium, was sold to Cellistic for a total consideration of €6.0 million (see note 5.1). The Manufacturing Business Unit included facilities and equipment, office furniture, leasehold improvements,

and laboratory equipment. The book value of assets sold was approximately €0.8 million (including related goodwill).

Consequent to the sale of the Manufacturing Business Unit, the lease on the related offices was terminated, resulting in the write-off of the right-of-use asset and related capitalized assets of approximately €0.6 million and €0.9 million, respectively.

5.8   Non-current trade receivables and other non-current assets

(€'000)	As at December 31,	
	2022	**2021**
Non-current trade receivables Mesoblast license agreement	-	2 209
Total Non-current Trade and Other receivables	**-**	**-**

In May 2018, the Group entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize our intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. This license agreement refers to the right to use the company's intellectual property as it exists at the point in time the license has been granted (May 2018) and foresees contingent milestone payments. The related receivable is reported for its discounted value (€2.2 million) under 'Non-current trade receivables'. There were no corresponding contract liabilities reported at December 31, 2021, as no performance obligation was outstanding.

On January 17, 2022, the Group entered into an amendment with Mesoblast to convert the license into non-exclusive whereby the Company agreed, (a) to settle $2.5 million (€2.2 million) of receivable as of December 31, 2021 with $1.5 million and; (b) extend certain milestone payments. The consideration of $1.5 million was agreed to be paid by Mesoblast in Mesoblast ordinary shares. The difference of $1.0 million (€0.9 million) has been capitalized as an intangible asset reflecting the Group's opportunity to explore new partnership for the C-Cathez (see note 5.6).

(€'000)	As at December 31,	
	2022	**2021**
R&D Tax credit receivable	3 454	3 764
Total Non-current Grant receivables	**3 454**	**3 764**
Deposits	264	262
Total Other non-current assets	**264**	**262**

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million) receivable from the Federal Government that included a one-time catch-up effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. For the year ended December 31, 2022, the Group recorded an additional R&D tax credit of €0.5 million, taking into account all information available as of December 31, 2022. During the year ended December 31, 2022, the Group received €0.8 million related to the fiscal year 2017 R&D tax credit. Based on facts and circumstances, the Group believes that all the receivables and/or financial fixed assets are recoverable and thus, the Group estimates that no reserve is required.

The non-current assets relate to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.

5.9 Trade receivables and other current assets

(€'000)	As at December 31,	
	2022	**2021**
Trade receivables	909	203
Advance deposits	209	246
Net Investment in Lease	-	219
Total Trade and Other receivables	**1 118**	**668**
Current Grant receivables (RCAs)	-	1 121
Current Grant receivables (Others)	-	274
Total Current Grant receivables	**-**	**1 395**
Prepaid expenses	667	1 688
VAT receivable	316	483
Income and other tax receivables	34	40
Total Other current assets	**1 017**	**2 211**
Total Trade receivables, advances and other current assets	**2 135**	**4 274**

The increase of trade receivables is mainly due to credit notes to be received following the closing of clinical studies for an amount of €0.3 million and an amount of €0.2 million related to the sales of the C-Cathez, which is also reflected in other current liabilities through recognition of deferred revenue on sales for the same amount (see note 22).

At December 31, 2021, the current net investment in lease related to the receivable recorded under subleases. The lease has ended in September 2022, such as the balance as of December 31, 2022 is equal to zero.

As of December 31, 2022, all grant receivables from the Walloon Region have been paid.

The decrease in other current assets as of December 31, 2022 compared to December 31, 2021 of €1.2 million is mainly driven by the timing of payments on insurances contracts and buildings rents combined with the reversal of transaction costs for an amount of €0.6 million mainly linked to the LPC equity facility not subject to further capitalization and not available to be offset against a future capital raise as the equity facility expired early January 2023. In addition, the VAT receivable decreased along with clinical expenses as a result of decreased clinical activities at year-end.

5.10 Short-term investments

Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2022 and 2021.

5.11 Cash and cash equivalents

(€'000)	As at December 31,	
	2022	**2021**
Cash at bank and on hand	12 445	30 018
Total	**12 445**	**30 018**

The Group's cash and cash equivalents amounted to €12.4 million at December 31, 2022 which accounts for a decrease of €17.6 million as compared to year-end 2021, mainly as a result of the Group's operations expenses partly compensated by cash proceeds from the sale of Cell Therapy Manufacturing Unit ("CTMU") activities, sales of short-term investments resulting from the Mesoblast amendment signed in January 2022, and cash proceeds from recoverable cash advances (RCAs) and other grants received from the Walloon Region.

Cash at banks earn interest at floating rates based on daily bank deposit rates. For the years ended December 31, 2022, and 2021, the earned bank interests have been insignificant.

5.12   Subsidiaries fully consolidated

The consolidation scope of the Group is as follows, for both current and comparative years presented in these year-end financial statements:

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of ordinary shares directly held by parent (%)	Proportion of ordinary shares held by the Group (%)	Proportion of ordinary shares held by non-controlling interests (%)
Celyad Oncology SA	BE	Biopharma	Parent company		
Celyad Inc	US	Biopharma	100%	100%	0%
CorQuest Medical Inc	US	Medical Device	100%	100%	0%
Biological Manufacturing Services SA	BE	Manufacturing	100%	100%	0%

Biological Manufacturing Services SA ("BMS") was acquired in May 2016. BMS owned Good Manufacturing Practices ("GMP") laboratories until end of September 2022 after the sale of the Group's GMP grade cell therapy manufacturing facility to Cellistic.

5.13   Share Capital

The number of shares issued is expressed in units.

	As of December 31,	
	2022	**2021**
Total number of issued and outstanding shares	22 593 956	22 593 956
Total share capital (€'000)	78 585	78 585

As of December 31, 2022 and 2021, the share capital amounted to €78.585 million represented by 22,593,956 fully authorized, subscribed and paid-up shares with a nominal value of €3.48 per share. This number does not include warrants issued by the Group and granted to certain directors, employees and non-employees of the Group.

As of December 31, 2022, total number of authorized shares remains available for issuance are 1,361,242, out of which, 323,700 number of shares are reserved under share based compensation plan.

History of the capital of the Company

The Company was incorporated on July 24, 2007, with a share capital of €62,500 by the issuance of 409,375 class A shares. On August 31, 2007, the Company issued 261,732 class A shares to Mayo Clinic by way of a contribution in kind of the upfront fee that was due upon execution of the Mayo License for a total amount of €9,500,000.

Round B Investors participated in a capital increase of the Company by way of a contribution in kind of a convertible loan (€2,387,049) and a contribution in cash (€4,849,624 of which €1,949,624 was uncalled) on December 23, 2008; 204,652 class B shares were issued at the occasion of that capital increase. Since then, the capital is divided in 875,759 shares, of which 671,107 are class A shares and 204,652 are class B shares.

On October 29, 2010, the Company closed its third financing round resulting in a capital increase totaling €12,100,809. The capital increase can be detailed as follows:

- Capital increase in cash by certain existing investors for a total amount of €2,609,320.48 by the issuance of 73,793 class B shares at a price of €35.36 per share;

- Capital increase in cash by certain existing investors for a total amount of €471,240 by the issuance of 21,000 class B shares at a price of €22.44 per share;

- Capital increase in cash by certain new investors for a total amount of €399,921.60 by the issuance of 9,048 class B shares at a price of €44.20 per share;

- Exercise of 12,300 warrants ("Warrants A") granted to the Round C investors with total proceeds of €276,012 and issuance of 12,300 class B shares. The exercise price was €22.44 per Warrant A;

- Contribution in kind by means of conversion of the loan C for a total amount of €3,255,524.48 (accrued interest included) by the issuance of 92,068 class B shares at a conversion price of €35.36 per share;

- Contribution in kind by means of conversion of the loan D for a total amount of €2,018,879.20 (accrued interest included) by the issuance of 57,095 class B shares at a conversion price of €35.36 per share. The loan D is a convertible loan granted by certain investors to the Company on 14 October 2010 for a nominal amount of €2,010,000.

- Contribution in kind of a payable towards Mayo Foundation for Medical Education and Research for a total amount of €3,069,911 by the issuance of 69,455 class B shares at a price of €44.20 per share. The payable towards Mayo Clinic was related to (i) research undertaken by Mayo Clinic in the years 2009 and 2010, (ii) delivery of certain materials, (iii) expansion of the Mayo Clinical Technology License Contract by way the Second Amendment dated October 18, 2010.

On May 5, 2011, pursuant the decision of the Extraordinary General Meeting, the capital was reduced by an amount of €18,925,474 equivalent to the outstanding net loss as of December 31, 2010.

On May 31, 2013, the Company closed its fourth financing round, the 'Round D financing'. The convertible loans E, F, G and H previously recorded as financial debt were converted in shares which led to an increase in equity for a total amount of €28,645k of which € 5,026k is accounted for as capital and € 6,988k as share premium. The remainder (€ 16,631k) is accounted for as other reserves on fully settled contribution in kind convertible loans. Furthermore, a contribution in cash by existing shareholders of the Company led to an increase in share capital and issue premium by an amount of €7,000k.

At the Extraordinary Shareholders Meeting of June 11, 2013 all existing classes of shares of the Company have been converted into ordinary shares. Preferred shares have been converted at a 1 for 1 ratio.

On July 5, 2013, the Company completed its Initial Public Offering. The Company issued 1,381,500 new shares at €16.65 per shares, corresponding to a total of €23,002k.

On July 15, 2013, the over-allotment option was fully exercised for a total amount of €3,450k corresponding to 207,225 new shares. The total IPO proceeds amounted to €26,452k and the capital and the share premium of the Company increased accordingly. The costs relating to the capital increases performed in 2013 amounted to €2.8 million and are presented as a deduction of share premium.

On June 11, 2013, the Extraordinary General Shareholders' Meeting of Celyad SA authorized the Board of Directors to increase the share capital of the Company, in one or several times, and under certain conditions set forth in extenso in the articles of association. This authorization is valid for a period of five years starting on July 26, 2013 and until July 26, 2018. The Board of Directors may increase the share capital of the Company within the framework of the authorized capital for an amount of up to €21,413k.

Over the course of 2014, the capital of the Company was increased in June 2014 by way of a capital increase of €25,000k represented by 568,180 new shares fully subscribed by Medisun International Limited.

In 2014, the capital of the Company was also increased by way of exercise of Company warrants. Over four different exercise periods, 139,415 warrants were exercised resulting in the issuance of 139,415 new shares.

The capital and the share premium of the Company were therefore increased respectively by €488k and €500k.

In January 2015, the shares of Oncyte LLC were contributed to the capital of the Company, resulting in a capital increase of €3,452k and the issuance of 93,087 new shares.

In 2015, the Company conducted two fund raisings. A private placement was closed in March resulting in a capital increase of €31,745k represented by 713,380 new shares. The Company also completed an IPO on Nasdaq in June, resulting in a capital increase of €87,965k represented by 1,460,000 new shares.

Also, in 2015, the capital of the Company was also increased by way of exercise of Company warrants. Over three different exercise periods, 6,749 warrants were exercised resulting in the issuance of 6,749 new shares. The capital and the share premium of the Company were therefore increased respectively by €23k and €196k.

Over 2017 the capital of the Company was also increased by way of exercise of Company warrants. Over four different exercise periods, 225,966 warrants were exercised resulting in the issuance of 225,966 new shares. The capital of the Company was therefore increased by €625k.

In August 2017, pursuant to the amendment of the agreements with Celdara Medical LLC and Dartmouth College, the CAR T technology inventors, the capital of the Company was increased by way of contribution in kind of a liability owed to Celdara Medical LLC. 328,275 new shares were issued at a price of €32.35 (being Celyad share's average market price for the 30 days preceding the transaction) and the capital and the share premium of the Company were therefore increased respectively by €1,141k and €9,479k without an impact on the cash and cash equivalents, explaining why such transaction is not disclosed in the consolidated statements of cash flows.

In May 2018, the Company completed a global offering of $54.4 million (€46.1 million), resulting in cash proceeds for an amount of €43.0 million net of bank fees and transaction costs.

In May 2019, share premium decreased as a result of the absorption of accounting losses for an amount of €172.3 million, with a counterpart in the financial statements line item 'Accumulated Deficit'. The absorption of the accumulated deficit into share premium is a non-cash accounting transaction.

In September 2019, the Company completed a global offering of $20.0 million (€18.2 million), resulting in cash proceeds for an amount of €16.4 million net of bank fees and transaction costs.

On January 8, 2021, the Company has entered into a committed equity purchase agreement ("Purchase Agreement") for up to $40.0 million with Lincoln Park Capital Fund, LLC ("LPC"), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40.0 million American Depositary Shares ("ADSs"), each of which represents one ordinary share of the Company. From the inception of the Purchase Agreement through December 31, 2021, a total of 1,962,812 new shares have been issued by the Company and subscribed by LPC for a cash proceed of €9.2 million. As of December 31, 2022, there was a remaining access to the Purchase Agreement established with LPC for an amount of $28.0 million. The Purchase Agreement expired early January 2023.

During the extraordinary shareholders meeting of May 25, 2021, the shareholders, in accordance with Belgian Companies and Associations Code, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to December 31, 2022, as no such loss absorption occurred in 2022) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

On May 21, 2021 and June 14, 2021, a total of 188,800 new shares have been issued by the Company and subscribed by Jefferies under the ATM for a cash proceed of €0.9 million.

On December 8, 2021, 6,500,000 new shares were issued by decision of the board of directors and subscribed for by CFIP CLYD LLC[7] in the framework of a private placement for a global cash proceed of €28.9 million.

As of December 31, 2022, all shares issued have been fully paid.

The following share issuances occurred since the incorporation of the Company:

Category	Transaction date	Description	# of shares	Par value (in €)
Class A shares	24 July 2007	Company incorporation	409 375	0.15
Class A shares	31 August 2007	Contribution in kind (upfront fee Mayo License)	261 732	36.30
Class B shares	23 December 2008	Capital increase (Round B)	137 150	35.36
Class B shares	23 December 2008	Contribution in kind (Loan B)	67 502	35.36
Class B shares	28 October 2010	Contribution in cash	21 000	22.44
Class B shares	28 October 2010	Contribution in kind (Loan C)	92 068	35.36
Class B shares	28 October 2010	Contribution in kind (Loan D)	57 095	35.36
Class B shares	28 October 2010	Contribution in cash	73 793	35.36
Class B shares	28 October 2010	Exercise of warrants	12 300	22.44
Class B shares	28 October 2010	Contribution in kind (Mayo receivable)	69 455	44.20
Class B shares	28 October 2010	Contribution in cash	9 048	44.20
Class B shares	31 May 2013	Contribution in kind (Loan E)	118 365	38.39
Class B shares	31 May 2013	Contribution in kind (Loan F)	56 936	38.39
Class B shares	31 May 2013	Contribution in kind (Loan G)	654 301	4.52
Class B shares	31 May 2013	Contribution in kind (Loan H)	75 755	30.71
Class B shares	31 May 2013	Contribution in cash	219 016	31.96
Class B shares	4 June 2013	Conversion of warrants	2 409 176	0.01
Ordinary shares	11 June 2013	Conversion of Class A and Class B shares in ordinary shares	4 744 067	-
Ordinary shares	5 July 2013	Initial Public Offering	1 381 500	16.65
Ordinary shares	15 July 2013	Exercise of over-allotment option	207 225	16.65
Ordinary shares	31 January 2014	Exercise of warrants issued in September 2008	5 966	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in May 2010	333	22.44
Ordinary shares	31 January 2014	Exercise of warrants issued in January 2013	120 000	4.52
Ordinary shares	30 April 2014	Exercise of warrants issued in September 2008	2 366	22.44
Ordinary shares	16 June 2014	Capital increase	284 090	44.00
Ordinary shares	30 June 2014	Capital increase	284 090	44.00
Ordinary shares	4 August 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares	4 August 2014	Exercise of warrants issued in October 2010	750	35.36
Ordinary shares	3 November 2014	Exercise of warrants issued in September 2008	5 000	22.44
Ordinary shares	21 January 2015	Contribution in kind (Celdara Medical LLC)	93 087	37.08
Ordinary shares	7 February 2015	Exercise of warrant issued in May 2010	333	22.44
Ordinary shares	3 March 2015	Capital increase	713 380	44.50
Ordinary shares	11 May 2015	Exercise of warrant issued in May 2010	500	22.44
Ordinary shares	24 June 2015	Capital increase	1 460 000	60.25
Ordinary shares	4 August 2015	Exercise of warrant issued in May 2010	666	22.44
Ordinary shares	4 August 2015	Exercise of warrant issued in October 2010	5 250	35.36
Ordinary shares	1 February 2017	Exercise of warrant issued in May 2013	207 250	2.64
Ordinary shares	2 May 2017	Exercise of warrant issued in May 2013	4 900	2.64
Ordinary shares	1 August 2017	Exercise of warrant issued in May 2013	7 950	2.64
Ordinary shares	23 August 2017	Contribution in kind (Celdara Medical LLC)	328 275	32.35
Ordinary shares	9 November 2017	Exercise of warrant issued in May 2013	5 000	2.64

---

[7] CFIP CLYD LLC ("Fortress"), an affiliate of Fortress Investment Group.

Ordinary shares	9 November 2017	Exercise of warrant issued in October 2010	866	35.36
Ordinary shares	7 February 2018	Exercise of warrant issued in May 2013	4 500	2.64
Ordinary shares	22 May 2018	Capital increase	2 070 000	22.29
Ordinary shares	16 Sept 2019	Capital increase	2 000 000	9.08
Ordinary shares	8 January 2021	Capital increase	262 812	4.94
Ordinary shares	29 March 2021	Capital increase	200 000	6.19
Ordinary shares	9 April 2021	Capital increase	300 000	5.83
Ordinary shares	29 April 2021	Capital increase	300 000	5.23
Ordinary shares	21 May 2021	Capital increase	182 000	4.58
Ordinary shares	14 June 2021	Capital increase	6 800	4.98
Ordinary shares	28 June 2021	Capital increase	300 000	4.46
Ordinary shares	22 July 2021	Capital increase	300 000	3.46
Ordinary shares	20 October 2021	Capital increase	300 000	3.38
Ordinary shares	8 December 2021	Capital increase	6 500 000	4.44

(€000)						
Nature of the transactions	**Share Capital**	**Share premium**	**Capital reduction reserve**	**Other reserves**	**Accumulated Deficit**	**Number of shares**
Balance as at January 1, 2021	**48 513**	**43 349**	**191 213**	**30 958**	**(283 039)**	**13 942 344**
Reduction of share premium by absorption of losses	-	(43 349)	43 349	-	-	-
Capital increase	30 072	8 900	-	-	-	8 651 612
Transaction costs associated with capital increases	-	(2 583)	-	-	-	-
Loss for the period	-	-	-	-	(26 512)	-
Share Based Payment	-	-	-	2 172	-	-
Currency Translation differences	-	-	-	42	-	-
Remeasurements of defined benefit obligation	-	-	-	-	554	-
Balance as at December 31, 2021	**78 585**	**6 317**	**234 562**	**33 172**	**(308 997)**	**22 593 956**
Loss for the period	-	-	-	-	(40 935)	-
Share Based Payment	-	-	-	1 624	-	-
Currency Translation differences	-	-	-	4	-	-
Remeasurements of defined benefit obligation	-	-	-	-	(15)	-
Balance as at December 31, 2022	**78 585**	**6 317**	**234 562**	**34 800**	**(349 947)**	**22 593 956**

The total number of shares issued and outstanding as of December 31, 2022, totals 22,593,956 ordinary common shares.

Capital reduction reserve

Pursuant to Belgian Companies and Associations Code, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. In addition, under the CCA, the Company may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of the Company's net assets on the date of the closing of the last financial year according to the Company's statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased by the amount of non-distributable reserves. Finally, prior to distributing dividends, the Company must allocate at least 5% of the annual net profits (under the Company's non-consolidated statutory accounts

prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of the Company's share capital.

In addition to the above test, the Company must also meet a liquidity test in order to be able to declare and/or distribute dividends.

During the extraordinary shareholders meeting of May, 25 2021, the shareholders, in accordance with Belgian Companies and Associations Code, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium had been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to December 31, 2022, as no such loss absorption occurred in 2022) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

5.14   Share-based payments

The Group operates an equity-based compensation plan, whereby warrants are granted to directors, management and selected employees and non-employees. The warrants are accounted for as equity-settled share-based payment plans since the Group has no legal or constructive obligation to repurchase or settle the warrants in cash.

Each warrant gives the beneficiaries the right to subscribe to one common share of the Group. The warrants are granted for free and have an exercise price equal to the lower of the average closing price of the Group's share over the 30 days prior to the offer, and the last closing price before the day of the offer, as determined by the Board of Directors of the Group.

Changes in the number of warrants outstanding and their related weighted average exercise prices are as follows:

	2022		2021	
	Weighted average exercise price (in €)	Number of warrants	Weighted average exercise price (in €)	Number of warrants
Outstanding as at January 1,	**13.06**	**2 136 556**	**17.00**	**1 488 006**
Granted	1.82	594 450	5.29	760 800
Forfeited	2.74	(109 108)	4.94	(77 250)
Exercised	-	-	-	-
Expired	15.80	(282 252)	10.23	(35 000)
At December 31,	**8.36**	**2 339 646**	**13.06**	**2 136 556**

Warrants outstanding at the end of the year have the following expiry date and exercise price:

Warrant plan issuance date	Vesting date	Expiry date	Number of warrants outstanding as at December 31, 2022	Number of warrants outstanding as at December 31, 2021	Average exercise price per share
06 May 2013	06 May 2016	06 May 2023	2 500	2 500	2.64
05 May 2014	05 May 2017	05 May 2024	35 698	35 698	38.25
05 November 2015	05 November 2018	05 November 2025	79 315	79 315	30.67
08 December 2016	08 December 2019	08 December 2021	7 500	7 500	32.04
29 June 2017	29 June 2020	31 July 2022	-	282 251	31.34
26 October 2018	26 October 2021	31 December 2023	365 817	365 817	18.26
25 October 2019	25 October 2022	31 December 2024	529 950	549 842	7.13
11 December 2020	10 December 2023	31 December 2027	498 883	532 133	6.24
11 October 2021	11 October 2024	31 December 2028	819 983	281 500	2.38
			2 339 646	2 136 556	

The Group has a reserve of 568,500 authorized warrants for share based compensation plan as of December 31, 2022.

Warrants issued on May 6, 2013

At the Extraordinary Shareholders Meeting of May 6, 2013, a plan of 266,241 warrants was approved. Warrants were offered to Group's employees and management team. Out of the 266,241 warrants offered, 253,150 warrants were accepted by the beneficiaries and 2,500 warrants are outstanding as of December 31, 2022.

The 253,150 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1, 2017. The exercise price amounts to €2.64. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on May 5, 2014

At the Extraordinary Shareholders Meeting of May 5, 2014, a plan of 100,000 warrants was approved. Warrants were offered to Group's employees, non-employees and directors in five different tranches. Out of the warrants offered, 94,400 warrants were accepted by the beneficiaries and 35,698 warrants are outstanding as of December 31, 2022.

The 100,000 warrants were vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary the issuance. The warrants that are vested can only be exercised at the end of the third calendar year following the issuance date, thus starting on January 1, 2018. The exercise price of the different tranches ranges from €33.49 to €45.05. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on 5 November 2015

At the Extraordinary Shareholders Meeting of 5 November 2015, a plan of 466,000 warrants was approved. Warrants were offered to Group's employees, non-employees and directors in five different tranches. Out of the warrants offered, 353,550 warrants were accepted by the beneficiaries and 79,315 warrants are outstanding as of December 31, 2022.

These warrants vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2019. The exercise price of the different tranches ranges from €15.90 to €34.65. Warrants not exercised within 10 years after issue become null and void.

Warrants issued on December 8, 2016

On December 8, 2016, the Board of Directors issued a new plan of 100,000 warrants. An equivalent number of warrants were cancelled from the remaining pool of warrants of the plan of November 5, 2015. Warrants were offered to Group's employees and non-employees in two different tranches. Out of the warrants offered, 45,000 warrants were accepted by the beneficiaries and 7,500 warrants are outstanding as of December 31, 2022.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2020. The exercise price of the different tranches ranges from €17.60 to €36.81. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on June 29, 2017

At the Extraordinary Shareholders Meeting of June 29, 2017, a plan of 520,000 warrants was approved. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 334,400 warrants were accepted by the beneficiaries and no warrants are outstanding as of December 31, 2022, as they have expired in 2022.

These warrants will be vested in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2021. The exercise price of the different tranches ranges from €31.34 to €48.89. Warrants not exercised within 5 years after issue become null and void.

Warrants issued on October 26, 2018

On October 26, 2018, the Board of Directors issued a new plan of 700,000 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 426,050 warrants were accepted by the beneficiaries and 365,817 warrants are outstanding as of December 31, 2022.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2022. The exercise price of the different tranches ranges from €9.36 to €22.04. Warrants not exercised within 5 years after issue become null and void after the 31st of December of the 5th year.

Warrants issued on October 25, 2019

On October 25, 2019, the Board of Directors issued a new plan of 939,500 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 602,025 warrants were accepted by the beneficiaries and 529,950 warrants are outstanding as of December 31, 2022. The increase in the number of warrants issued / granted in 2019 follows an update to our benchmark analysis which now incorporates development-stage, biotechnology peers from both Europe and the United States. In addition, the Group had a double allocation of warrants granted in 2019 (Q1:2019 and Q4:2019, respectively). Future double allocation of warrants may be considered. Finally, over the past two years, the Group recruited new EC members as well as new managers which are remunerated in warrants.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2023. The exercise price of the different tranches ranges from €5.97 to €9.84. Warrants not exercised within 5 years after issue become null and void after the 31st of December of the 5th year.

Warrants issued on December 11, 2020

On December 11, 2020, the Board of Directors issued a new plan of 561,525 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 557,050 warrants were accepted by the beneficiaries and 498,883 warrants are outstanding as of December 31, 2022.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2024. The exercise price of the different tranches ranges from €3.72 to €6.81. Warrants not exercised within 7 years after issue become null and void after the 31st of December of the 7th year.

Warrants issued on October 11, 2021

On October 11, 2021, the Board of Directors issued a new plan of 777,050 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, 874.200 warrants were accepted by the beneficiaries and 819,983 warrants are outstanding as of December 31, 2022. The difference between the number warrants offered on the 2021 plan and the number of newly issued warrants by the Board on October 11, 2021 is driven by the offer of additional warrants from the reserve of authorized warrants available from previous years plans.

These warrants will vest in equal tranches over a period of three years. The warrants become 100% vested after the third anniversary of issuance. The warrants that are vested can only be exercised as from the end of the third calendar year following the issuance date, thus starting on January 1, 2025. The exercise price of the different tranches ranges from €1.64 to €3.75. Warrants not exercised within 7 years after issue become null and void after the 31st of December of the 7th year.

Warrants issued on October 5, 2022

On October 5, 2022, the Board of Directors issued a new plan of 323,700 warrants. Warrants were offered in different tranches to beneficiaries (employees, non-employees and directors). Out of the warrants offered, no warrants were accepted by the beneficiaries and no warrants are outstanding as of December 31, 2022.

As a result, as of December 31, 2022, there are 2,339,646 warrants outstanding which represent respectively 9.38% of the total number of all its issued and outstanding shares and 8.57% of the total voting financial instruments.

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables, used in this model, are:

	Warrants issued on									
	06 May 2013	05 May 2014	05 Nov. 2015	08 Dec. 2016	29 Jun. 2017	26 Oct. 2018	25 Oct. 2019	10 Dec. 2020	11 Oct. 2021	Total
Number of warrants issued	266 241	100 000	466 000	100 000	520 000	700 000	939 500	561 525	777 050	4 430 316
Number of warrants accepted	253 150	94 400	353 550	45 000	334 400	426 050	602 025	557 050	874 200	3 539 825
Number of warrants not fully vested as of December 31, 2022	-	-	-	-	-	-	289 834	498 883	819 983	1 608 700
Average exercise price (in €)	2.64	38.25	30.67	32.04	31.34	18.26	7.13	6.24	2.38	
Expected share value volatility	39.55%	67.73%	60.53%	61.03%	60.61%	58.82%	59.14%	58.84%	56.86%	
Risk-free interest rate	2.06%	1.09%	0.26%	-0.40%	-0.23%	-0.06%	-0.38%	-0.66%	-0.30%	
Average fair value (in €)	12.44	25.19	20.04	16.18	15.58	8.90	3.99	3.45	1.36	
Weighted average remaining contractual life	0.34	1.34	2.84	(1.07)	(0.51)	0.82	1.81	4.94	5.78	

The total expense recognized in the income statement for the outstanding warrants totals €1.6 million for the year 2022 (€2.2 million of expense for the prior year 2021).

5.15   Post-employment benefits

(€'000)	As at December 31,	
	2022	**2021**
Pension obligations	13	53
Total	**13**	**53**

The Group operates a pension plan which requires contributions to be made by the Group to an insurance company. The pension plan is a defined contribution plan. However, because of the Belgian legislation applicable to 2nd pillar pension plans (so-called "Law Vandenbroucke"), the Group's defined contribution plan is accounted under IAS 19.

At the end of each year, the Group is measuring and accounting for the potential impact of defined benefit accounting for these pension plans with a minimum fixed guaranteed return.

The contributions to the plan are determined as a percentage of the yearly salary. There are no employee contributions. The benefit also includes a death in service benefit.

The amounts recognized in the statement of financial position are determined as follows:

(€'000)	As at December 31,	
	2022	**2021**
Present value of funded obligations	2 568	2 408
Fair value of plan assets	(2 555)	(2 355)
Deficit of funded plans	13	53
Total deficit of defined benefit pension plans	13	53
Liability in the statement of financial position	**13**	**53**

The change in the defined benefit liability over the year is as follows:

(€'000)	Present value of obligation	Fair value of plan assets	Total
At January 1, 2021	**2 747**	**2 133**	**614**
Current service cost	206	-	206
Interest expense/(income)	18	49	(31)
	2 971	**2 182**	**789**
Remeasurements			
- Actuarial (Gain)/loss due to change in actuarial assumptions	(17)	-	(17)
- Actuarial (Gain)/loss due to change in demographic assumptions	36	-	36
- Actuarial (Gain)/Loss due to experience	(537)	-	(537)
	(518)	**-**	**(518)**
Employer contributions:	-	218	(218)
Benefits Paid	(45)	(45)	-
At December 31, 2021	**2 408**	**2 355**	**53**
At January 1, 2022	**2 408**	**2 355**	**53**
Current service cost	169	-	169
Interest expense/(income)	26	23	3
	2 603	**2 378**	**225**
- Actuarial (Gain)/loss due to change in actuarial assumptions	(13)	-	(13)
- Actuarial (Gain)/Loss due to experience	26	-	26
- Curtailment in year	(3)	-	(3)
	10	**-**	**10**
Employer contributions:	-	222	(222)
Benefits Paid	(45)	(45)	-
At December 31, 2022	**2 568**	**2 555**	**13**

The plan assets are 100% invested in an insurance product.

The income statement charge included in operating profit for post-employment benefits amount to:

(€'000)	2022	2021
Current service cost	169	206
Interest expense on DBO	26	18
Expected return on plan assets	(24)	(13)
Amount recognized on curtailment/settlement	(3)	-
Net periodic pension cost	**168**	**211**

The re-measurements included in other comprehensive loss amount to:

(€'000)	2022	2021
Effect of changes in actuarial assumptions	(13)	(17)
Effect of experience adjustments	26	(537)
Effect of changes in demographic assumptions	-	36
(Gain)/Loss on assets for the year	2	(36)
Remeasurement of post-employment benefit obligations	**15**	**(554)**

Plan assets relate all to qualifying insurance policies. The significant actuarial assumptions as per December 31, 2022 were as follows:

Demographic assumptions (for both current and comparative years presented in these year-end financial statements):

- Mortality tables: mortality rates-5 year for the men and 5 year for the women

- Withdrawal rate: 13.5% for age <55, 0.0% for age ≥55 (no change compared to comparative period)

- Retirement age: 65 years

Economic assumptions:

- Yearly inflation rate: 2.2% (vs 2.0% compared to comparative period)

- Yearly salary raise: 1.5% (above inflation), no change compared to comparative period

- Yearly discount rate: 3.8% (vs 1.0% last year). The discount rate reflects the yield on high quality (AA) long-term corporate bonds (within the EURO zone) having the same duration as the duration of the pension liabilities at the valuation date.

If the discount rate would decrease by 0.5% then, the defined benefit obligation would increase by 0.00%. If the discount rate would increase by 0.5% then the defined benefit obligation would decrease by 0.00%.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

Through its defined benefit pension plan, the Group is exposed to several risks, the most significant of which are detailed below:

- Changes in discount rate: a decrease in discount rate will increase plan liabilities;

- Inflation risk: the pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan's assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation will also increase the deficit.

The investment positions are managed by the insurance company within an asset-liability matching framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes.

Expected contributions to pension plans for next financial year amount to €0.2 million.

5.16 Recoverable Cash Advances

(€'000)	As at December 31,	
	2022	**2021**
Non-Current portion as at January 1,	5 851	4 220
Non-Current portion as at December 31,	4 584	5 851
Current portion as at January 1,	362	371
Current portion as at December 31,	437	362
Total Recoverable Cash Advances as at January 1,	**6 213**	**4 590**
Total Recoverable Cash Advances as at December 31,	**5 021**	**6 213**

The Group receives government support in the form of recoverable cash advances from the Walloon Region in order to compensate the research and development costs incurred by the Group. Refer to notes 5.2.5 and 5.19.2.

At December 31, 2022, the Group has been granted recoverable cash advances amounting to €25.8 million related active contracts. Out of this amount: i) €21.8 million have been received to date; ii) €2.5 million should be received in 2023 or later depending on the progress of the different programs partially funded by the Region; iii) €1.5 million have been decommitted due to the end of the expenses submission period linked to the R&D period. In addition, the Group has received recoverable cash advances amounting to €15.3 million related to contracts for which the exploitation has been abandoned (mainly related to the C-Cure program).

For further details, reference is made to the table below which shows, for active contracts (i) the year for which amounts under those agreements have been received and initially recognized on the statement of financial position for the financial liability and deferred grant income components and (ii) a description of the specific characteristics of those recoverable cash advances including repayment schedule and information on other outstanding advances. Underlying R&D is ongoing. In 2023 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8212, 8436 and 8516).

(in €'000)			Amounts received for the years ended December 31,			Amounts to be received				As at December 31, 2022
Id	Project	Contractual amount	Prior years	2021	2022	Cumulated cashed in	2023 and beyond	Amounts decommitted	Status	Amount reimbursed (cumulative)
5915	C-Cath_ez	910	910	-	-	910	-	-	Exploitation	740
6633	C-Cath_ez	1 020	1 020	-	-	1 020	-	-	Exploitation	306
7027	C-Cath_ez	2 500	2 500	-	-	2 500	-	-	Exploitation	675
7502	CAR T-cell	2 000	2 000	-	-	2 000	-	-	Exploitation	100
7685	THINK	3 496	3 496	-	-	3 496	-	-	Exploitation	105
8087	CYAD01 - Deplethink	2 492	2 070	-	-	2 070	-	421	Exploitation	-
8088	CYAD02 - Cycle1	3 538	1 500	746	222	2 468	-	1 071	Exploitation	-
1910028	CwalityCAR	2 102	749	199	1 113	2 061	-	41	Exploitation	-
8212	CYAD-101	3 300	825	1 370	775	2 970	330	-	Research	-

8436	Immunicy	3 394	1 697	-	348	2 045	1 349	-	Research	-
8516	New engagers	1 095	-	274	-	274	821	-	Research	-
Total		**25 847**	**16 767**	**2 589**	**2 458**	**21 814**	**2 500**	**1 533**		**1 926**

Regarding active contracts (in exploitation or research status):

The contract 5915 has the following specific characteristics:

- Funding by the Region covers 70% of the budgeted project costs;

- Certain activities have to be performed within the Region;

- In case of an out-licensing agreement or a sale to a third party, the Group will have to pay 10% of the price received (excl. Of VAT) to the Region;

- Sales-independent reimbursements, sales-dependent reimbursements, and amounts due in case of an out-licensing agreement or a sale to a third party, are, in the aggregate, capped at 100% of the principal amount paid out by the Region;

- Sales-dependent reimbursements payable in any given year can be set-off against sales-independent reimbursements already paid out during that year;

- The amount of sales-independent reimbursement and sales-dependent reimbursement may possibly be adapted in case of an out-licensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Walloon Region to proceed thereto.

The RCA liability associated to the contract 5915 amounted to €0.2 million.

The other contracts have the following specific characteristics:

- Funding by the Region covers from 45% to 70% of the budgeted project costs;

- Certain activities have to be performed within the European Union;

- Sales-independent reimbursements represent in the aggregate 30% of the principal amount;

- Sales-independent reimbursements and sales-dependent reimbursements are, in the aggregate (including the accrued interests), capped at 200% of the principal amount paid out by the Region;

- Interests (at Euribor 1 year (as applicable on the first day of the month in which the decision to grant the relevant RCA was made + 100 basis points) accrue as of the 1st day of the exploitation phase;

- The amount of sales-independent reimbursement and sales-dependent reimbursement may possibly be adapted in case of an out-licensing agreement, a sale to a third party or industrial use of a prototype or pilot installation, when obtaining the consent of the Region to proceed thereto.

- In case of bankruptcy, the research results obtained by the Group under those contracts are expressed to be assumed by the Region by operation of law.

The RCA liability associated to the other contracts amounted to €4.8 million, which mainly incorporate the sales-independent reimbursements for €4.8 million and the sales-dependent reimbursements for €0.0 million.

The table below summarizes, in addition to the specific characteristics described above, certain terms and conditions for the recoverable cash advances:

Contract number (€'000)	Research phase	Percentage of total project costs	Turnover-dependent reimbursement	Turnover-independent reimbursement	Interest rate accrual	Amounts due in case of licensing (per year) resp. Sale
5915	01/08/08-30/04/11	70%	5.00%	€40k in 2012 and €70k each year after	N/A	10% with a minimum of 100/Y
6633	01/05/11-30/11/12	60%	0.27%	From €10k to €51k starting in 2013 until 30% of advance is reached	Starting 01/06/13	N/A
7027	01/11/12-31/10/14	50%	0.33%	From €25k to €125k starting in 2015 until 30% of advance is reached	Starting 01/01/15	N/A
7502	01/12/15-30/11/18	45%	0.19%	From €20k to €50k starting in 2019 until 30% is reached.	Starting 01/12/19	N/A
7685	01/01/17-31/12/19	45%	0.33%	From €35k to €70k starting in 2019 until 30% is reached.	Starting 01/01/21	N/A
8087	01/05/19-30/06/21	45%	0.22%	From €20k to €61k starting in 2022 until 30% is reached	Starting 01/07/22	N/A
8088	01/05/19-31/12/21	45%	0.21%	From €25k to €74k starting in 2022 until 30% is reached	Starting 01/01/22	N/A
1910028	06/06/19-05/06/22	45%	0.01%	From €21k to €41k starting in 2022 until 30% is reached	Starting 06/06/22	N/A
8212	01/01/20-30/06/23	45%	0.46%	From €33K to €99K starting in 2024 until 30% is reached	Starting 01/07/23	N/A
8436	01/11/20-31/12/23	45%	0.32%	From €34K to €102K starting in 2024 until 30% is reached	Starting 01/01/24	N/A
8516	01/04/21-31/03/23	45%	0.10%	From €11K to 33K starting in 2024 until 30% is reached	Starting 01/04/23	N/A

5.17 Other non-current liabilities

(€'000)	As at December 31,	
	2022	**2021**
Onerous contracts - non-current liabilities	124	-
Other non-current liabilities	134	164
Total Other non-current liabilities	**258**	**164**

As of December 31, 2022, the Group recorded a provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing costs, after the Group's decision in the fourth quarter of 2022, to discontinue the development of its remaining clinical programs CYAD-02, CYAD-101 and CYAD-211. The non-current portion of this provision as of December 31, 2022 amounts to €0.1 million. The current portion of the provision is €2.1 million as of December 31, 2022 (see note 5.18).

As of December 31, 2021, the Group recorded a non-current liability of €0.2 million regarding a non-refundable, non-creditable sublicense fee to be paid on an annual basis to Dartmouth in connection with the December 2021 amendment agreement (see note 5.34.1). As of December 31, 2022, the non-current liability is €0.1 million.

5.18 Trade payables and other current liabilities

(€'000)	As at December 31,	
	2022	**2021**
Total Trade payables	**4 752**	**6 611**
Social security	94	332
Payroll accruals	1 294	1 798
Onerous contracts - current liabilities	2 113	388
Other current grant liabilities	889	1 096
Other current liabilities	710	2 338
Total Other current liabilities	**5 100**	**5 952**
Total Trade payables and other current liabilities	**9 852**	**12 563**

Trade payables

Trade payables are non-interest-bearing liabilities and are normally settled on 90-day terms. Their decrease is mainly attributable to the timing of the expenses and the related payments combined with a decrease of activities after the sale of CTMU activities and the strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements through the second semester of the year. The Group recognized estimated accruals for invoices to receive based on estimated amounts of rendered services or delivered goods during the year 2022 but not yet invoiced as per December 31, 2022 for an amount of approximately €2.8 million.

Other current liabilities

As of December 31, 2022, the decrease on social security and payroll accruals of €0.7 million compared to December 31, 2021 is mainly related to the headcount reduction in 2022.

As of December 31, 2021, the provision for onerous contracts was related to the Group's decision to discontinue the development of CYAD-01. As of December 31, 2022, the Group recorded a provision for onerous contracts, refer to note 5.17.

The other current liabilities attached to grants is mainly explained by the excess of cash proceeds compared to the eligible expenses. The decrease compared to year-end 2021 is mainly related to the convention 8436 due to eligible expenses subsidized by the convention recognized in 2022.

Other current liabilities decreased by €1.6 million, which is mainly explained by repayment of R&D tax credit to the federal government in the amount of €1.9 million related to the years 2013, 2014 and 2015, offset by an increase of deferred revenue by €0.2 million as part of contract with customer to sell C-Cathez medical devices.

No discounting was performed to the extent that the amounts do not present payments terms longer than one year at the end of each financial year presented.

5.19 Financial liabilities

5.19.1. Maturity analysis

The table below analyses the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for advances

repayable which are presented at amortized cost. Contingent consideration liability has not been disclosed in the table below, because as of statement of financial position date, it does not meet the definition of a contractual obligation. Commitments relating to contingent consideration are detailed in the disclosure note 5.34.1.

Financial liabilities reported as at December 31, 2022:

(€'000)	Total	Less than one year	One to five years	More than five years
As at December 31, 2022				
Lease liabilities (undiscounted)	259	141	118	-
Advances repayable	5 021	437	1 277	3 307
Trade payables	4 752	4 752	-	-
Total financial liabilities	**10 032**	**5 330**	**1 395**	**3 307**

Financial liabilities reported as at December 31, 2021:

(€'000)	Total	Less than one year	One to five years	More than five years
As at December 31, 2021				
Lease liabilities (undiscounted)	2 965	1 057	1 908	-
Advances repayable	6 213	362	1 356	4 495
Trade payables	6 611	6 611	-	-
Total financial liabilities	**15 789**	**8 030**	**3 264**	**4 495**

5.19.2. Changes in liabilities arising from financing activities

The change in bank loans balances is detailed as follows:

BANK LOANS FINANCIAL LIABILITY ROLL FORWARD	As at December 31,	
(€'000)	2022	2021
Opening balance at January 1,	-	37
Payments	-	(37)
Closing balance at December 31,	**-**	**-**

The change in lease liability balances is detailed as follows:

LEASES FINANCIAL LIABILITY ROLL FORWARD	As at December 31,	
(€'000)	2022	2021
Opening balance at January 1,	**2 632**	**3 602**
New leases	170	129
Payments	(896)	(1 099)
Remeasurement	(1 651)	-
Closing balance at December 31,	**255**	**2 632**

New leases 2022 are mainly related to indexation on lease regarding properties. The remeasurement of the lease liabilities is mainly driven by the early termination of the leases on properties during the fourth quarter of 2022.

The change in recoverable cash advance liability balances is detailed as follows:

RECOVERABLE CASH ADVANCE LIABILITY ROLL FORWARD (€'000)	As at December 31,	
	2022	**2021**
Opening balance at January 1,	**6 213**	**4 590**
Repayments	(230)	(280)
New Liability component	485	1 575
Remeasurement	(1 447)	328
Closing balance at December 31,	**5 021**	**6 213**

The RCAs are initially recognized as a financial liability at fair value, calculated based on present value of future repayment of grants (using initial effective discount rates ranging between 0% and 7% for the fixed part and between 13% to 25% for the variable part, depending on RCAs listed in note 5.16), determined as per IFRS 9. The benefit (RCA grant component) consisting in the difference between the cash received (RCA proceeds) and the financial liability's fair value (RCA liability component) is treated as a government grant in accordance with IAS 20.

The RCAs liability component (RCA financial liability) is subsequently measured at amortized cost using the cumulative catch-up approach under which the carrying amount of the liability is adjusted to the present value of the future estimated cash flows (future estimated cash flow are measured by the management using same key assumptions than for the impairment testing in note 5.6.2). The resulting adjustment is recognized within profit or loss (note 5.2.12).

The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new grants received in current year as well as the remeasurement of the liability at amortized cost, based on the Group's updated business plan and related cash flow projections (see note 5.28). The year-end balance also captures the repayments of contractual turnover independent lump sums to the Walloon Region (mainly relating to C-Cathez agreements).

As documented in the notes 5.1 and 5.6.2, Management had to conclude that the possibility of any cash flow, associated with CAR T-cell and NKG2D-based therapies are remote and thus the fair value of the sales dependent liability is estimated to be zero, resulting remeasurement gain of €1.4 million.

5.20 Financial instruments

5.20.1. Financial instruments not reported at fair value on statement of financial position

The carrying and fair values of financial instruments that are not reported at fair value in the consolidated financial statements were as follows for the current and comparative periods:

(€'000)	As at December 31,	
	2022	**2021**
Financial Assets ('Amortized cost' category) within:		
Non-current Trade receivables	-	2 209
Other non-current assets	264	262
Trade receivables and other current assets	1 118	668
Cash and cash equivalents	12 445	30 018
Total	**13 827**	**33 157**

For the above-mentioned financial assets, the carrying amount reported as per December 31, 2022, is a reasonable approximation of their fair value.

(€'000)	As at December 31,	
	2022	**2021**
Financial Liabilities ('Financial liabilities at amortized cost' category) within:		
Lease liabilities	255	2 632
RCAs liability	5 021	6 213
Trade payables	4 752	6 611
Total	**10 028**	**15 456**

For the above-mentioned financial liabilities, the carrying amount reported as per December 31, 2022, is a reasonable approximation of their fair value.

5.20.2. Financial instruments reported at fair value on statement of financial position

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs.

(€'000)	As at December 31, 2022			
	Level I	**Level II**	**Level III**	**Total**
Liabilities				
Contingent consideration and other financial liabilities	-	-	-	-
Total Liabilities	**-**	**-**	**-**	**-**

(€'000)	As at December 31, 2021			
	Level I	**Level II**	**Level III**	**Total**
Liabilities				
Contingent consideration and other financial liabilities	-	-	14 679	14 679
Total Liabilities	**-**	**-**	**14 679**	**14 679**

After initial recognition, contingent consideration liabilities are re-measured at fair value with changes in fair value recognized in profit or loss in accordance with IFRS 3.

The change in the balance is detailed as follows:

(€'000)	As at December 31,	
	2022	**2021**
Opening balance Contingent consideration at January 1,	**14 679**	**15 526**
Milestone payment	-	-
Fair value adjustment	(14 679)	(847)
Closing balance Contingent consideration at December 31,	**-**	**14 679**

The contingent consideration and other financial liabilities refer to the acquisition of the Group's immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College (as disclosed within note 5.34.1).

The valuation is prepared by the Finance Team on a quarterly basis and reviewed by the Management. The Management's key assumptions about projected cash flows when determining fair value less costs to sell are the same key assumptions than for impairment testing purposes (see note 5.6.2). There has not been any change in valuation technique in 2022 compared to 2021, at the exception of the change on key assumptions about projected cash flows as described below.

As documented in the notes 5.1 and 5.6.2, Management had to conclude on the full reversal of the contingent consideration and other financial liabilities associated the potential future payments due to Celdara Medical, LLC and Dartmouth College associated to the Group's immuno-oncology platform at December 31, 2022. This accounting conclusion, which reflects a picture of the situation at December 31, 2022, doesn't affect the Management's commitment to continue the exploitation of these IPs in its new strategy Celyad 2.0.

As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of the projected future cash outflow due to Celdara Medical, LLC and Dartmouth College, indicating that the probability is more than remote, the Group will reassess the contingent consideration and other financial liabilities proportionally to the revised fair value of such consideration.

For comparative purpose, as of December 31, 2021, the liability evolution reflects the development of the Group's product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast.

As of December 31, 2021, Management's key assumptions (assumptions to which the unit's or group of units', recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are the same key assumptions was utilized for impairment testing purposes (see note 5.6.2):

- *Discount rate (WACC)*

  The Management had determined that the Weighted Average Cost of Capital (WACC) was the most appropriate rate to use as it represents the risk associated with both equity and the debt. Contingent consideration is a liability and thus the discount rate should represent debt features, but the "contingent" nature of the liability has similar features as equity, e.g., return is not guaranteed and thus equity risk should be considered as well. Management estimated the discount rate (WACC) as of December 31, 2021, to be 13.4% based on following components: the US Government Treasury bill 20-Y, the Group's Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC was mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group's equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that had been sourced by the Group over the past 24 months.

- *Projected Revenue*

  Management had estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market, treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group's business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption was partially alleviated by the probability of success (PoS) presented hereunder.

- *Probabilities of Success (PoS)*

  Management had estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group's product candidates reaching the market used were updated based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases and incorporate data for clinical development success rates from 2011 – 2020, which the Group believed was a more accurate reflection of clinical development success rates across stage of development and in aggregate, as follows:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%

As of December 31, 2021, the change in fair value of the liability was mainly due to:

- The update of the assumptions associated with the timing of the potential commercialization of the Group's allogenic CYAD-101 CAR T program for mCRC which has been delayed by one year;

- The update of the assumptions associated with the timing, development and the potential commercialization of the Group's autologous CYAD-02 CAR T program for r/r AML/MDS to reflect the future development of the program through potential partnership, which has been delayed by one year;

- The update in WACC used for fair value measurement purposes at December 31, 2021;

- The revaluation of the U.S. dollar against the Euro; and

- The updated assumptions on Probability of Success (PoS) associated with the Group's CAR T programs.

5.21   Income taxes

The Group reports income taxes in the income statement as detailed below:

INCOME TAX EXPENSE IN PROFIT OR LOSS (€'000)	For the year ended December 31,	
	2022	2021
Current tax (expense) / income	(65)	(10)
Deferred tax (expense) / income	-	-
Total income tax expense in profit or loss	**(65)**	**(10)**

The Group has a history of losses.

The following table shows the reconciliation between the effective and theoretical income tax at the nominal Belgian income tax rate of 25.00% for the years 2022 and 2021:

EFFECTIVE INCOME TAX RECONCILIATION (€'000)	For the year ended December 31,	
	2022	2021
Loss before tax	(40 870)	(26 502)
Permanent differences		
Tax disallowed expenses	1 248	1 185
Share-based payment	1 624	2 172
Nominal tax rate	**25.00%**	**25.00%**
Income tax at nominal tax rate[1]	9 500	5 786
Deferred tax assets not recognized	(9 565)	(5 796)
Effective tax expense	**(65)**	**(10)**
Effective tax rate	0%	0%

[1] The difference in foreign tax rate in the US (25.80%) compared to the Belgian rate (25.00%) is not distinctively disclosed in this table due to non-materiality of the operations of the Group's subsidiary Celyad Inc.

As having not yet reached the commercialization step, the Group accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Group. Significant uncertainty exists however surrounding the Group's ability to realize taxable profits in a foreseeable future leading the Group to not recognizing any net deferred tax assets in its statements of financial position.

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the current year:

DEFERRED TAX ASSETS AND LIABILITIES, PER TAX BASES (€'000)	For the year ended December 31, 2022		
	Assets	**Liabilities**	**Net**
Intangibles assets	-	(216)	(216)
Recoverable cash advances liability	1 226	-	1 226
Contingent consideration liability	-	-	-
Employee Benefits liability	3	-	3
Other temporary difference	272	-	272
Tax-losses carried forward	78 332	-	78 332
Unrecognized Gross Deferred Tax assets/(liabilities)	**79 833**	**(216)**	**79 617**
Netting by tax entity	**(216)**	**216**	**-**
Unrecognized Net Deferred Tax assets/(liabilities)	**79 617**	**-**	**79 617**

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the prior year:

DEFERRED TAX ASSETS AND LIABILITIES, PER TAX BASES (€'000)	For the year ended December 31, 2021		
	Assets	**Liabilities**	**Net**
Intangibles assets	-	(2 709)	(2 709)
Recoverable cash advances liability	1 503	-	1 503
Contingent consideration liability	3 670	-	3 670
Employee Benefits liability	13	-	13
Other temporary difference	-	(586)	(586)
Tax-losses carried forward	72 671	-	72 671
Unrecognized Gross Deferred Tax assets/(liabilities)	**77 857**	**(3 295)**	**74 562**
Netting by tax entity	**(3 295)**	**3 295**	**-**
Unrecognized Net Deferred Tax assets/(liabilities)	**74 562**	**-**	**74 562**

The Group's main deductible tax base relates to tax losses carried forward, which have indefinite term under both BE and US tax regimes applicable to its subsidiaries.

The remaining temporary differences refer to differences between IFRS accounting policies and local tax reporting policies.

The change in the Group's net deferred tax asset balance is detailed below:

UNRECOGNIZED DEFERRED TAX ASSET BALANCE ROLL FORWARD (€'000)	For the year ended	
	2022	**2021**
Opening balance at January 1,	**74 562**	**66 208**
Temporary difference creation or reversal	(606)	(1 014)
Change in Tax-losses carried forward	5 661	8 820
Change in US tax rate applicable	-	548
Closing balance at December 31,	**79 617**	**74 562**

The net increase in the balance mainly relates to the additional losses reported for the current year.

As of December 31, 2022, the Group has a total accumulated tax losses of €312.9 million, which generate unrecognized deferred tax assets, not subject to expiration.

5.22 Other reserves

(€'000)	Share based payment reserve	Other equity reserve from conversion of convertible loan in 2013	Currency Translation Difference	Total
Balance as at January 1, 2021	**15 803**	**16 631**	**(1 476)**	**30 958**
Vested share-based payments	2 172	-	-	2 172
Currency Translation differences subsidiaries	-	-	42	42
Balance as at December 31, 2021	**17 975**	**16 631**	**(1 434)**	**33 172**
Vested share-based payments	1 624	-	-	1 624
Currency Translation differences subsidiaries	-	-	4	4
Balance as at December 31, 2022	**19 599**	**16 631**	**(1 430)**	**34 800**

The amount of €16.6 million has been accounted for as other reserves following the conversion of the loans E, F, G and H on May 31, 2013, as a legacy IFRS adjustment on fully settled contribution-in-kind convertible loans.

5.23 Revenue

The Group's license and collaboration agreements have generated no revenue for the year ended December 31, 2022 similar to the year ended December 31, 2021. The Group did not enter into any new license agreements for the 12-month period ended December 31, 2022.

The Group does not expect to generate material revenue unless and until the Group concludes partnerships with outside parties around the licensing of the patents around allogeneic CAR T-cell therapies and NKG2D-based therapies.

5.24 Research and Development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in the Group's consolidated financial statements.

(€'000)	For the year ended December 31,	
	2022	2021
Employee expenses	9 062	9 475
Clinical study costs	4 280	4 000
Preclinical study costs	1 233	2 473
Depreciation	1 231	1 276
IP filing and maintenance fees	831	353
Rent and utilities	610	670
Share-based payments	425	644
Process development and scale-up	396	770
Consulting fees	320	568
Travel & Living	126	85
Others	415	459
Total R&D expenses	**18 928**	**20 773**

The changes in the R&D expenses are mainly driven by:

- The decrease of employee expenses mainly related to headcount reduction through the year ended December 31, 2022 to support the Group's reorganization around preclinical and clinical programs;

- The increase on clinical study costs mainly due to the new provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations after the Group's decision to discontinue the development of its remaining clinical programs CYAD-02, CYAD-101 and CYAD-211 taken in December 2022. The provision recorded to cover for contractual obligations through 2023 reaches an amount of €2.1 million (see note 5.18);

- The decrease of preclinical activities after the Group's decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research in areas of expertise where it can leverage the differentiated nature of its platforms;

- The increase on IP filing and maintenance fees in line with the new business strategy which has been adopted and implemented over the last few months of the year 2022 to focus on maximizing the Group's intellectual property (IP) portfolio;

- The decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022; and

- The decrease of process development costs after the Group's decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on discovery research and discontinue the development of clinical programs.

5.25   General and Administrative expenses

(€'000)	For the year ended December 31,	
	2022	**2021**
Employee expenses	3 801	3 575
Consulting fees	2 870	2 254
Insurances	1 967	1 642
Share-based payments	1 199	1 529
Communication & Marketing	239	434
Depreciation	209	243
Travel & Living	115	31
Rent	109	50
Post-employment benefits	(55)	(7)
Other	92	157
Total General and Administration expenses	**10 546**	**9 908**

General and Administrative expenses increased by €0.6 million over the year ended December 31, 2022, which represents an increase of 6.4% compared to 2021. The increase in insurances costs (D&O insurance principally) and consulting fees associated with legal and capital raise opportunities have been partially offset by the decrease of expenses associated with share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022.

5.26   Depreciation and amortization

(€'000)	For the year ended December 31,	
	2022	**2021**
Depreciation of property, plant and equipment	827	1 303
Amortization of intangible assets	613	217
Total depreciation and amortization	**1 440**	**1 520**

The amortization expenses decreased compared to the year 2021 mainly due to end of depreciation of tangible assets (especially on equipment and leasehold improvements associated to the sale of CTMU

activities), partly offset by the increase of the amortization of intangible assets linked to the Mesoblast amendment signed in January 2022. The depreciation of property, plant and equipment is mainly driven by the amortization expenses relating to right-to-use leased assets. See notes 5.2.28, 5.6, 5.7 and 5.30.

5.27   Employee benefit expenses

(€'000)	For the year ended December 31,	
	2022	**2021**
Salaries, wages and fees	7 470	7 975
Executive Committee compensation	3 599	3 115
Share-based payments	1 624	2 172
Social security	1 237	1 444
Post-employment benefits	147	251
Hospitalization insurance	226	142
Other benefit expense	128	116
Total Employee expenses	**14 432**	**15 215**

Total employee expenses decreased in 2022 compared to 2021. Salaries, wages and fees expenses decreased compared to 2021, which reflects the impact of the reorganization of the Group (including one-off expenses), consistent with a total staff full time equivalent ("FTE") reduction of 16.6% for the year 2022. The increase of the Executive Committee compensation is due to the its reorganization through the year 2022 (including one-offs expenses) which is compensated by the decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued in 2022.

FTE	For the year ended December 31,	
	2022	**2021**
Research & Development	82.6	94.1
General and Administration	11.0	18.2
Total FTE	**93.6**	**112.3**

5.28   Other income and other expenses

Other income

(€'000)	For the year ended December 31,	
	2022	**2021**
Grant income (RCAs)	1 137	2 731
Grant income (Other)	910	1 448
Remeasurement of RCAs	1 447	-
R&D tax credit	462	687
Gain on sale of CTMU activities	5 187	-
Remeasurement of Leases	169	-
Other	48	43
Total Other Income	**9 360**	**4 909**

Other income is mainly related to:

- Grant income (RCAs): additional grant income has been recognized in 2022 on grants in the form of recoverable cash advances (RCAs) for contracts numbered 8212, 8436 and 1910028. In accordance with IFRS standards, the Company has earned grants for the period amounting to €1.6 million, out of which €0.5 million is accounted for as a financial liability (see notes 5.16 and 5.19.2) and the remaining €1.1 million as a grant income. The decrease compared to December 31, 2021, is mainly associated with the decrease on additional grant income recognized on these conventions due to advancement of the subsidized programs;

- The remeasurement income on the recoverable cash advances (RCAs) of €1.4 million for the year 2022 is mainly related to the Group decision to discontinue its remaining clinical programs (see note 5.19.2), while the remeasurement on the recoverable cash advances (RCAs) was an expense for the year ended December 31, 2021;

- Grant income (Others): additional grant income has been recognized in 2022 on grants received from the regional government (contract numbered 8516), not referring to RCAs and not subject to reimbursement. The decrease compared to December 31, 2021 is mainly due to grant income recognized on grants received from the Federal Belgian Institute for Health Insurance Inami (€0.3 million) for which no revenue has been recognized in 2022 and from the regional government (contracts numbered 8066 and 8516 for €1.1 million) as the convention 8066 has been closed in 2021;

- R&D tax credit: the current year income decreased compared to December 31, 2021 due to lower eligible expenses on clinical activities and prioritization of discovery research in areas of expertise where it can leverage the differentiated nature of the Group's platforms;

- Gain on sale of CTMU activities results from the terms of the asset purchase agreement between Celyad Oncology and Cellistic under which Cellistic agreed to acquire Celyad Oncology's Manufacturing Business Unit for a total consideration of €6.0 million (see note 5.1). The book value of assets sold to Cellistic was €0.6 million (see note 5.7) and allocated goodwill totaled €0.2 million (see note 5.6.1); and

- Remeasurement of leases: results from the difference between the decrease in the lease liability and the decrease in the right-of-use asset both primarily driven by the termination of leases associated to CTMU facilities and the termination of the current lease associated to the corporate offices before their relocation in 2023.

Other expenses

(€'000)	For the year ended December 31,	
	2022	**2021**
Remeasurement of RCAs	-	328
Loss on disposals of Property, plant & equipment	132	1
Loss on disposals of Intangible assets	58	-
Amendment fees on license agreement	-	1 104
Other	149	33
Total Other Expenses	**339**	**1 466**

The decrease of the Company's other expenses is mainly related to the amendment fees on license agreement with Dartmouth for €1.1 million in 2021, while there has been no such amendment in 2022.

5.29 Change in fair value of contingent consideration and impairment of Oncology intangible assets

Change in fair value of contingent consideration

(€'000)	For the year ended December 31,	
	2022	**2021**
Change in fair value of contingent consideration	14 679	847
Total Change in fair value of contingent consideration	**14 679**	**847**

The fair value adjustment (€14.7 million, non-cash expenses) relates to the reassessment as of December 31, 2022, of the contingent consideration and other financial payable related to the potential future payments to Celdara Medical, LLC and Dartmouth College associated with the Group's immuno-oncology platform. For further details regarding the change in fair value of contingent consideration, refer to note 5.20.2.

Impairment of Oncology intangible assets

(€'000)	For the year ended December 31,	
	2022	**2021**
Impairment of Oncology intangible assets	(35 084)	-
Total Impairment of Oncology intangible assets	**(35 084)**	**-**

Management performed an annual impairment test on goodwill and on 'indefinite lived assets' that are not amortized in accordance with the accounting policies stated in notes 5.2.6 and 5.2.9. The impairment test has been performed at the level of the immuno-oncology segment corresponding to the CGU to which the goodwill and the IPR&D belong as well as the Horizon Discovery's shRNA platform. For further details regarding the impairment of oncology intangible assets for the year ended December 31, 2022, refer to notes 5.6.1 and 5.6.2.

5.30 Leases

Amounts recognized in the consolidated statements of financial position

(€'000)	As of December 31,	
	2022	**2021**
Property, Plant and Equipment owned (excluding right-of-use assets)	86	1 033
Right-of-use assets	223	2 215
Total Property, Plant and Equipment	**309**	**3 248**

The consolidated statements of financial position shows the following amounts relating to leases for which the Group is a lessee:

(€'000)	Property	Vehicles	Equipment	Total
Cost				
At January 1, 2021	**3 001**	**429**	**1 491**	**4 920**
Additions	24	67	-	91
Disposals	-	(41)	-	(41)
Transfers	-	-	(950)	(950)
At December 31, 2021	**3 025**	**454**	**541**	**4 020**
Additions	146	7	-	153
Disposals	(3 171)	(131)	-	(3 302)
At December 31, 2022	**-**	**331**	**541**	**872**

Accumulated depreciation				
At January 1, 2021	(827)	(165)	(924)	(1 916)
Depreciation charge	(454)	(117)	(309)	(880)
Disposals	-	41	-	41
Transfers	-	-	950	950
At December 31, 2021	(1 281)	(241)	(283)	(1 805)
Depreciation charge	(439)	(105)	(118)	(663)
Disposals	1 721	98	-	1 819
At December 31, 2022	-	(248)	(401)	(649)
Net book value				
Cost	3 025	454	541	4 020
Accumulated depreciation	(1 281)	(241)	(283)	(1 805)
At December 31, 2021	1 744	213	258	2 215
Cost	-	331	541	872
Accumulated depreciation	-	(248)	(401)	(649)
At December 31, 2022	-	83	140	223

The disposals for the year 2022 are mainly related to the termination of the lease agreement associated to the CTMU facilities and the termination of the lease agreement for current corporate offices before their relocation in 2023. See note 5.7.

Amounts recognized in the consolidated statements of comprehensive loss

The consolidated statements of comprehensive loss show the following amounts relating to leases:

(€'000)	For the 12-month period ended December 31,	
	2022	2021
Depreciation charge of right-of-use assets		
Property	439	454
Vehicles	105	76
Equipment	118	309
Interest on lease liabilities (including in Financial expenses)[1]	150	217
Interest on sublease receivable (including in Financial income)[1]	(11)	(26)
Variable lease payments not included in the measurement of lease liabilities	-	-
Remeasurement of Leases	(169)	-
Expenses relating to short-term leases and leases of low-value assets	126	137
Total expenses related to leases	758	1 167

[1] Interests on leases are presented as operating cash flow.

The net income from the remeasurement of leases primarily results from termination of leases associated to CTMU facilities and the termination of the current lease associated to the corporate offices before their relocation in 2023.

Total cash outflows for leases

(€'000)	For the 12-month period ended December 31,	
	2022	2021
Total cash outflow for leases	1 172	1 453

5.31   Finance income and expenses

(€'000)	For the year ended December 31,	
	2022	**2021**
Interest finance leases	150	217
Interest on overdrafts and other finance costs	33	21
Interest on RCAs	14	17
Finance expenses	**198**	**255**
Finance income on the net investment in lease	11	26
Interest income bank account	1	1
Foreign Exchange differences	173	5
Other financial income	-	112
Finance income	**185**	**144**
Net Financial result	**(13)**	**(111)**

The net financial result increased from a net financial loss of €0.1 million for the year ended December 31, 2021 to €0.0 million of net financial loss for the year ended December 31, 2022, which is mainly driven by the increase of gain on foreign exchange differences for €0.2 million due to the revaluation of the USD through the year ended December 31, 2022 partly compensated by the decrease of interest expenses on finance leases for €0.1 million mainly due to termination of leases which occurred through the year 2022.

5.32   Loss per share

The loss per share is calculated by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, all of the outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

(€'000)	As at December 31,	
	2022	**2021**
Loss of the year attributable to Equity Holders	(40 935)	(26 512)
Weighted average number of shares outstanding	22 593 956	15 604 014
Earnings per share (non-fully diluted) in €	**(1.81)**	**(1.70)**
Outstanding warrants	2 339 646	2 136 566

5.33   Contingent assets and liabilities

As described in note 5.2.5, the Group has to reimburse certain government grants received in the form of recoverable cash advances under certain conditions. For more information on the potential financial consequences of these exploitation decisions in terms of potential reimbursements and sales percentage fees to be paid to the Walloon Region, refer to note 5.16.

In 2023 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8212, 8436 and 8516).

5.34 Commitments

5.34.1. Celdara

Background

In January 2015, the Group entered into an agreement with Celdara Medical, LLC, or Celdara in which the Group purchased all outstanding membership interests of OnCyte, LLC, or OnCyte. In connection with this transaction, the Group entered into an asset purchase agreement to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and The Trustees of Dartmouth College, or Dartmouth, related to the Group's CAR T development programs.

In March 2018, the Group dissolved the affairs of its wholly owned subsidiary OnCyte. As a result of the dissolution of OnCyte, all the assets and liabilities of OnCyte were fully distributed to the Group including its license agreement with Dartmouth.

Amended Asset Purchase Agreement

In August 2017, the Group entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to the Group's CAR T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with the Group's license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with the Group's former license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, the Group is obligated to make certain development-based milestone payments to Celdara up to $40.0 million, certain development-based milestone payments up to $36.5 million and certain sales-based milestone payments up to $156.0 million. The Group is required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR T products, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event Celyad is required to secure licenses from third parties to commercialize the applicable product. The Group is also required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. The Group is required to pay Celdara a single-digit percentage of any research and development funding received by us, not to exceed $7.5 million for each product group. The Group can opt out of the development of any product if the data does not meet the scientific criteria of success. The Group may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

The Trustees of Dartmouth College ("Dartmouth")

As described above, as a result of the Group's acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among the Group, Celdara and OnCyte, OnCyte became the Group's wholly-owned subsidiary and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness, or the CAR T License, and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same, or the B7H6 License.

In August 2017, the Group and Dartmouth entered into an amendment agreement in order to combine its rights under B7H6 Agreement with its rights under the CAR T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, the Group paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million in 2017. Under the amended license agreement, Dartmouth granted the Group an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License. In consideration for the rights granted to the Group under the amended license agreement, the Group is required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by the Group, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, the Group is required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. Additionally, the agreement requires that the Group exploits the licensed products, and the Group has agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, the Group is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. The Group is responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

As further amended in December 2021, this agreement allows Dartmouth to terminate the amended license after April 30, 2026, extended from the prior date of April 30, 2024, in the event that Celyad fails to meet the specified minimum net sales obligations for any year ($10 million during first year of sales, $40 million during the second year of sales and $100 million during the third year of sales and every year of sales thereafter), unless Celyad pays to Dartmouth the royalty Celyad would otherwise be obligated to pay had Celyad met such minimum net sales obligation. Dartmouth may also terminate the license if Celyad fails to meet a milestone within the specified time period, unless Celyad pays the corresponding milestone payment. In connection with the December 2021 amendment, the Group agreed to certain protective provisions of any sublicenses and paid Dartmouth a non-refundable, non-creditable amendment fee and an additional non-refundable, non-creditable sublicense fee to be paid on an annual basis.

In accordance with IFRS 3, these contingencies are recognized on the statement of financial position at year-end, on a risk-adjusted basis (see note 5.20.2).

5.34.2. Horizon Discovery / PerkinElmer

In April and June 2018, the Group signed two research and development collaboration and license agreements with Horizon Discovery Group plc, or Horizon, to evaluate the utility of Horizon's SMART vector shRNA reagents to reduce expression of one or more defined targets in connection with the development of the Group's product candidates. The first agreement was focused on targets related to Group's autologous CAR T candidate, CYAD-02. The second agreement was focused on targets related to its allogenic CAR T product candidate CYAD-211 and one pre-clinical allogenic product candidate not yet publicly announced, called CYAD-203.

In December 2018, the Group exercised its option to convert the second agreement into an exclusive license agreement, in connection with which the Group paid Horizon an up-front payment of $1 million. In September 2019, the Group exercised its option to convert the first agreement into an exclusive license agreement, in connection with which the Group has paid Horizon an up-front payment of $0.1 million and an additional milestone of $0.1 million for the first IND filed by us for CYAD-02. In September 2020, the Group paid an additional milestone of $0.2 million for the first IND filed by the Group for CYAD-211.

Under these exclusive license agreements combined, Horizon is eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions.

In December 2020, Horizon Discovery was acquired by PerkinElmer, Inc. (Horizon/PKI).

As previously disclosed in note 5.33.2 of the 2021 Annual Report, Horizon/PKI informed the Group they believe the Group is in material breach of these agreements as a result of certain disclosures the Group has made in connection with its obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to the Group a notice of material breach or termination. The Group believes any such assertion of material breach would be without merit and the Group would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. The Group is currently in discussions with Horizon about possible amendments to these agreements in connection with which the Group would retain freedom to operate under the in-licensed patents.

Of note, the Group has filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. The Group is also developing a second generation shRNA platform that does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

The Group's discontinued allogeneic CAR T product candidate, CYAD-101, does not incorporate any of the Horizon Discovery/Perkin Elmer, Inc. technology described above.

5.34.3. Other Commitments

In 2021, the Group signed two license agreements. Under these license agreements, the licensors are eligible to receive additional milestone payments in development, regulatory and commercial milestone payments, in addition to low single digit royalties on net sales, subject to customary reductions, if the Group decides to continue the exploitation of these licenses. In 2022, the Group decided to stop the exploitation of these two licenses (see note 5.6.1).

The Group has entered into a lease agreement for its new head quarter (Dumont 9 building in Mont-Saint-Guibert, Belgium) for total undiscounted lease payment of €0.5 million. This lease will commence from April 1, 2023. During the time needed for the set-up of its new offices of Dumont 9 building, we execute short term lease (less than 12 months) of a part of Belin 2 building from Cellistic for €0.3 million.

5.35 Related-party transactions

5.35.1. Remuneration of key management

Key management consists of the members of the Executive Committee and the entities controlled by any of them.

	As at December 31,	
	2022	**2021**
Number of Executive Committee members	**7**	**7**

(€'000)	For the year ended December 31,	
	2022	**2021**
Short term employee benefits[1]	2 294	1 866
Post employee benefits	53	45
Share-based compensation	790	928
Other employment costs[2]	143	148
Management fees	1 200	1 163
Total benefits	**4 480**	**4 150**
Executive Committee outstanding fees payables	*781*	*844*

(1) Include salaries, social security, bonuses, lunch vouchers
(2) Company cars

The increase of the short term employees benefits as of December 31, 2022, include the one-off expenses due to the reorganization of the Executive Committee through the year 2022.

	As at December 31,	
	2022	**2021**
Number of warrants granted	489 700	395 000
Number of warrants lapsed	(127 250)	(30 000)
Cumulative outstanding warrants	696 400	921 000
Exercised warrants	-	-

5.35.2. Transactions with non-executive directors

(€'000)	For the year ended December 31,	
	2022	**2021**
Share-based compensation	230	337
Management fees	382	373
Total benefits	**612**	**710**
Non-executive directors outstanding fees payables	*93*	*93*

	As at December 31,	
	2022	**2021**
Number of warrants granted	40 000	150 000
Number of warrants lapsed	(60 000)	-
Number of exercised warrants	-	-
Cumulative outstanding warrants	230 000	340 000

5.35.3. Transactions with shareholders

There were no transactions with the Group's shareholders, for 2022 or 2021.

5.36 Events after the close of the fiscal year

On January 1, 2023, the Company sold all the leasehold improvements, and furniture associated to the Group's corporate offices located at Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium, for a total value of €1.3 million. The Company will use part of this money to refurbish and move to its new facility located at Rue Dumont 9, 1435 Mont-Saint-Guibert, Belgium. The move to these new spaces is expected in the fourth quarter of 2023. As from January 1, 2023, until the date the Company moves into the new corporate offices (Dumont 9), the Company leases its current facilities (Belin, 2) from Cellistic, under a new lease contract (see note 5.34.3).

Effective January 9, 2023, the clinical team (8 employees) has joined the organization of ProPharma Group Holdings LLC, a global reputed CRO with whom Celyad has simultaneously entered into a service agreement for support relating to the closing of its clinical trials. The clinical trials remain under the Company responsibility as sponsor, while the clinical workforce has been transferred to said partner to secure a seamless closing of the clinical studies, preserving the best interests of the patients and investigational sites.

There were no other subsequent events that have occurred between year-end and the date when the financial statements were authorized by the Board for issue.

5.37 Statutory accounts as of December 31, 2022 and 2021 according to Belgian GAAP

This section contains selected financial information, consisting of the balance sheet, income statement and certain notes, as derived from the statutory financial statements of Celyad Oncology SA as of and for the year ended December 31, 2022 (including comparative information as of and for the year ended December 31, 2021). These financial statements were prepared in accordance with the applicable accounting framework in Belgium and with the legal and regulatory requirements applicable to the financial statements in Belgium and are filed with the National Bank of Belgium. These statutory financial statements are approved by the Shareholders' Meeting on May 5, 2023 and the statutory auditor has issued an unqualified audit opinion including emphasis of matter paragraph related to going concern with respect to these statutory financial statements. The full set of the statutory financial statements is available on the website of the National Bank of Belgium (**www.nbb.be**).

5.37.1. Balance Sheet

(in €)	2022	2021
ASSETS		
FIXED ASSETS	**16 547 889**	**39 512 659**
II. Intangible fixed assets	-	24 450 692
III. Tangible fixed assets	431 406	939 525
Land and buildings	-	-
Installations machinery and equipment	49 017	271 634
Furniture and vehicles	43 022	75 528
Leasing and similar rights	100 181	138 980
Other fixed assets	239 186	453 383
Fixed assets under construction and advance payments	-	-
IV. Financial fixed assets	16 116 483	14 122 442
CURRENT ASSETS	**17 935 680**	**37 534 143**
VI. Stocks and contracts in progress	-	-
Goods purchase for resale	-	-
VII. Amounts receivable within one year	1 451 131	2 392 123
Trade debtors	1 099 745	475 292
Others amounts receivable	351 386	1 916 831
VIII. Amounts receivable more than one year	4 892 421	5 207 946
Others amounts receivable	4 892 421	5 207 946
IX. Investment	-	-
X. Cash at bank and in hand	11 030 263	28 968 595
XI. Deferred charges and accrued income	561 865	965 479

TOTAL ASSETS	34 483 569	77 046 802
CAPITAL AND RESERVES	**23 154 801**	**62 777 236**
I. Capital	78 584 224	78 584 224
Issued capital	78 584 224	78 584 224
Uncalled capital (-)	-	-
II. Share Premium	13 653 439	13 653 439
V. Accumulated profits (losses)	(69 082 863)	(29 460 427)
PROVISIONS AND DEFERRED TAXES	**-**	**-**
VII.A. Provisions for liabilities and charges	-	-
PAYABELS	**11 328 768**	**14 269 566**
VIII. Amounts payable after more than one year	3 547 847	2 046 115
Credit institutions; leasing and other similar obligations	86 866	125 178
Other financial loans	3 292 803	1 708 835
Other debts	168 178	212 102
IX. Amounts payable within one year	7 580 921	12 223 450
Current portion of amounts payable after one year	404 354	253 072
Trade debts	4 719 299	6 719 692
Suppliers	4 719 299	6 719 692
Taxes; remunerations and social security costs	1 454 949	4 100 585
Taxes	325 083	2 261 280
Remunerations and social security costs	1 129 866	1 839 305
Other amounts payable	1 002 319	1 150 101
X. Accrued charges and deferred income	200 000	1
TOTAL LIABILITIES	**34 483 569**	**77 046 802**

5.37.2. Income statement

(in €)	2022	2021
Operating income	**24 810 541**	**27 788 089**
Turnover	1 314 292	-
Capitalization of development costs	13 907 397	20 343 657
Other operating income	4 351 669	7 443 825
Non recurring operating income	5 237 183	607
Operating charges	**(64 428 603)**	**(56 776 393)**
Direct Material	(1 382 867)	(3 337 391)
Services and other goods	(14 333 627)	(18 568 543)
Remuneration; social security and pensions	(8 077 655)	(9 145 602)
Depreciation of and other amounts written off formations expenses; intangible and tangible fixed assets (-)	(17 826 879)	(24 570 724)
Write-downs on inventories, on orders in progress and on trade receivables (appropriations -; write-backs +)	(132 064)	-
Provisions for liabilities and charges (appropriations -; use and write-backs +)	-	-
Other operating charges (-)	(2 194 826)	(1 153 961)
Non recurring operating expenses	(20 480 685)	(172)
Operating profit (loss)	**(39 618 062)**	**(28 988 304)**
Financial income	**938 905**	**920 332**
Income from current assets	717	639
Income from financial assets	-	-

Other financial income	938 188	919 693
Financial charges (-)	**(1 399 784)**	**(239 500)**
Interest on financial debts	(2 052)	(3 113)
Other financial charges	(371 734)	(236 387)
Non-recurring financial charges	(1 025 998)	-
Profit (loss) on ordinary activities before taxes (-)	**(40 078 941)**	**(28 307 472)**
Profit (Loss) for the period before taxes (-)	**-**	**-**
Income taxes (-) (+)	**456 505**	**(1 152 955)**
Profit (loss) for the period available for appropriation	**(39 622 436)**	**(29 460 427)**

5.37.3. Notes

Statement of intangibles assets

(in €)	2022	2021
Acquisition value at the end of the preceding period	210 787 212	190 249 350
Movements during the period		
Acquisitions, included produced fixed assets	13 907 397	20 556 802
Sale, transfer and withdraw	374 766	15 939
Acquisition value at the end of the period	224 319 843	210 787 212
Depreciation and amounts written down at end of the preceding period	186 336 521	162 262 888
Movements during the period		
Recorded	38 114 213	24 092 573
Sale, transfer and withdraw	130 891	15 939
Depreciation and amounts written down at the end of the period	224 319 843	186 336 521
Net book value at the end of the period	**-**	**24 450 691**

Statement of tangible fixed assets

(in €)	2022	2021
LAND AND BUILDINGS		
Acquisition value at the end of the preceding period	-	-
Movements during the period		
Acquisitions, included produced fixed assets	-	-
Acquisition value at the end of the period	-	-
Depreciation and amounts written down at end of the preceding period	-	-
Movements during the period		
Recorded	-	-
Depreciation and amounts written down at end of the period	-	-
Net book value at the end of the period	**-**	**-**
INSTALLATIONS, MACHINERY & EQUIPMENT		
Acquisition value at the end of the preceding period	945 847	692 095
Movements during the period		
Acquisitions, included produced fixed assets	69 640	279 161
Sale, transfer and withdraw	820 148	25 409
Acquisition value at the end of the period	-	945 847
Depreciation and amounts written down at end of the preceding period	195 339	612 006
Movements during the period		
Recorded	18 636	87 616
Sale, transfer and withdraw	546 527	25 409

Depreciation and amounts written down at end of the period	146 322	674 213
Net book value at the end of the period	**49 017**	**271 634**
FURNITURE AND VEHICLES		
Acquisition value at the end of the preceding period	2 069 310	1 189 483
Movements during the period	-	865 405
Acquisitions, included produced fixed assets	53 859	41 685
Sale, transfer and withdraw	1 275 375	27 263
Acquisition value at the end of the period	2 069 310	2 069 310
Depreciation and amounts written down at end of the preceding period	1 993 782	1 134 454
Movements during the period	-	865 405
Recorded	25 537	20 268
Sale, transfer and withdraw	1 214 547	26 345
Depreciation and amounts written down at end of the period	804 772	1 993 782
Net book value at the end of the period	**43 022**	**75 528**
LEASING AND OTHER SIMILAR RIGHT		
Acquisition value at the end of the preceding period	194 000	1 059 405
Movements during the period	-	(865 405)
Acquisitions, included produced fixed assets	-	-
Sale, transfer and withdraw	-	-
Acquisition value at the end of the period Sale, transfer and withdraw	194 000	194 000
Depreciation and amounts written down at end of the preceding	55 020	691 482
Movements during the period Recorded	-	(865 405)
Recorded	38 800	228 943
Sale, transfer and withdraw	-	-
Depreciation and amounts written down at end of the period	93 820	55 020
Net book value at the end of the period	**100 180**	**138 980**
Whereof:		
Land and buildings	-	-
Installation, machinery & equipment	100 180	138 980
Furniture and vehicles	-	-
OTHER TANGIBLE ASSETS		
Acquisition value at the end of the preceding period	1 301 699	1 291 240
Movements during the period	-	-
Acquisitions, included produced fixed assets	137 208	10 458
Sale, transfer and withdraw	-	-
Acquisition value at the end of the period	1 164 491	1 301 699
Depreciation and amounts written down at end of the preceding period	848 316	706 992
Movements during the period	-	-
Recorded	110 377	141 324
Sale, transfer and withdraw	33 389	-
Depreciation and amounts written down at end of the period	925 305	848 316
Net book value at the end of the period	**239 186**	**453 383**
FIXED ASSETS UNDER CONSTRUCTION AND ADVANCE PAYMENTS		
Acquisition value at the end of the preceding period	-	-
Movements during the period	-	-
Acquisitions, included produced fixed assets	-	-
Transfers from one heading to another	-	-
Acquisition value at the end of the period	-	-
Depreciation and amounts written down at end of the preceding period	-	-
Movements during the period	-	-
Recorded	-	-
Depreciation and amounts written down at end of the period Recorded	-	-
Net book value at the end of the period	**-**	**-**

Other investments and deposits

(in €)	2022	2021
Other Investments and deposits		
Acquisition value at the end of the preceding period	259 460	290 633
Movements during the period		
Additions	2 217	-
Reimbursements (-)	-	(31 173)
Net book value at the end of the period	261 677	259 460

Investment and deposits

(in €)	2021	2020
Less than one year	-	-
More than one year	-	-
Net book value at the end of the period	-	-

Statement of capital 2022

Issued capital	78 584 224	22 593 956
Different categories of shares		
Registered	xxxxxxxxxxxxxxx	2 368 025
Dematerialized	xxxxxxxxxxxxxxx	20 225 931
Uncalled capital	xxxxxxxxxxxxxxx	
Capital called, but unpaid	xxxxxxxxxxxxxxx	
Shareholders having yet to pay up in full		

Statement of capital 2021

Issued capital	78 584 224	22 593 956
Different categories of shares		
Registered	xxxxxxxxxxxxxxx	2 368 025
Dematerialized	xxxxxxxxxxxxxxx	20 225 931
Uncalled capital	xxxxxxxxxxxxxxx	
Capital called, but unpaid	xxxxxxxxxxxxxxx	
Shareholders having yet to pay up in full		

Statement of amounts payable

(in €)	2022	2021
Analysis of amounts payable after more than one year		
Current portion of amounts initially payable after more than one year	404 354	253 072
Amounts payable expiring over one year and before 5 years	1 303 055	951 935
Amounts payable expiring over five years	2 244 792	1 094 181
Analysis by current position of amounts initially payable after more than one year		
Leasing charges and similar	125 178	162 942

Other debts (loans)	3 827 023	2 136 246
Non expired taxes payable	325 083	2 261 280
Other amounts payable related to remuneration and social security	1 129 867	1 839 305

Operating results

(in €)	2022	2021
Other operating income		
Subsidies and recoverable cash advance received from the Walloon Region	3 591 599	7 111 354
Operating charges		
Employees recorded in the personnel register		
Total number at the closing date	32	89
Average number of employees calculated in full-time equivalents	65.8	87
Number of actual worked hours	106 336	144 347
Personnel costs		
Remuneration and direct social benefits	6 443 302	6 278 525
Employer's social security contributions	1 318 334	1 483 557
Employer's premiums for extra statutory insurances		
Other personnel costs (+)/(-)	85 479	1 074 277
Pensions	230 540	309 243
Impairment of trade receivables		
On trade receivables		
Record	132 064	-
Withdrawal	-	-
Provisions for risks and charges		
Addition	-	-
Use of and withdrawal	-	-
Other operating charges		
Taxes related to operations	1 755	1 126
Other charges	2 193 071	1 152 835
Hired temporary staff and persons placed at the enterprise's disposal		
Total number at the closing date	-	-
Average number calculated as full-time equivalents	0,1	0,3
Number of actual worked hours	184	664
Charges to the enterprise	6 054	32 101

Financial results

(in €)	2022	2021
Interest income	-	639
Other financial income	932 090	919 693
Interest charges	2 051	3 113
Foreign exchange difference	113 508	200 778
Other financial charges	43 874	34 788

Income and charge of exceptional size or incidence

(in €)	2022	2021
Non-recurring income	5 237 183	607
Non-recurring financial income	-	-

Non-recurring operating charges	20 480 685	172
Non-recurring financial charges	1 025 998	-

Income tax

(in €)	2022	2021
Status of deferred taxes		
Accumulated tax losses deductible from future taxable profits	299 266 852	278 899 876

The total amount of value added tax and taxes borne by third parties

(in €)	2022	2021
The total amount of value added tax and taxes borne by third parties		
The total amount of value added tax charged		
To the enterprise (deductible)	3 101 244	4 163 762
By the enterprise	1 684 830	2 370 943
Amounts retained on behalf of third parties		
Payroll withholding taxes	1 902 421	2 120 036

Financial relationship with Amount of direct and indirect remunerations and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person

(in €)	2022	2021
To non-executive directors	382 000	372 500

Financial relationship with auditors

(in €)	2022	2021
Auditor's fees	277 058	202 000
Auditor's special missions fees	12 750	141 788
Fees for special missions executed by related parties to the Auditor	-	-

5.37.4.   Summary of valuation rules

Valuation rules are determined by the Board of Directors in accordance with the Royal Decree of April 29, 2019, executing Belgian Companies and Associations Code and related to the annual accounts requirements for companies.

Formation expenses are booked as intangible fixed assets and amortized over 5 years. Intangible fixed assets acquired from a third party or acquired through a contribution in kind are recorded at the acquisition value. Intangible fixed assets not acquired from a third party are valued at their cost of production in such a way that they do not exceed a prudent estimation of their future economical use or their future return.

Intangible assets developed internally are capitalized when perspectives of future return are probable and clearly identified. Internal development expenses are capitalized when authorization to start a phase III trial of the related program is obtained. Development expenses of a medical device are capitalized when the device is CE marked.

These intangible fixed assets are – in principle – amortized prorate temporis over 5 years starting the year of the first revenue generation associated with the related asset.

Licenses and patents recognized as intangible assets under item 21 are amortized over the remaining life of the underlying license or patent agreements.

Furniture and fixtures are depreciated over 3, 5 or 10 years depending on the economic life of the assets.

An impairment test is performed each year at year end on all tangible and intangible assets. Exceptional depreciation or amortization expenses may result from such impairment analysis.

Financial fixed assets are booked at acquisition value. A write-off is accounted for when the financial fixed asset is permanently impaired. There is no inventory.

Direct materials purchased are directly expensed taken into account their short lifetime.

Amounts receivable are booked as asset at nominal value. Amounts receivable in foreign currencies are converted in EUR at the exchange rate at closing date. Negative exchange differences resulting from the conversion in EUR at the exchange rate at closing date are expensed; positive exchange differences are accounted for as deferred income. Amounts receivable are written-off when their realizable value is estimated to be lower than their carrying value.

Bank deposits are valued at their acquisition value. Cash and cash equivalents are valued at nominal value. When the nominal value includes interests, these latter are accounted for through the balance sheet caption "deferred charges and accrued income". A write-off is accounted for when their realizable value is estimated to be lower than their carrying value.

Amount payables are booked at nominal value. Amount payables in foreign currencies are converted in EUR at the exchange rate at closing date. Negative exchange differences resulting from the conversion in EUR at the exchange rate at closing date are expensed; positive exchange differences are accounted for as deferred income.

Recoverable advances are recognized in operating income prorated on the associated R&D costs as soon as there is reasonable assurance that these advances are acquired. Recoverable cash advances contracted with the Walloon Region are subject to reimbursement plans that are both fixed (30% of the recoverable advance) and variable. When the decision to exploit the outcome of the research and development program partially financed by the Walloon Region is notified to the Region, the fixed part of the reimbursements is recognized in debts. The presentation of short-term and long-term debt is based on perspectives of revenue generation and reviewed on a yearly basis. The variable part of reimbursements, depending on turnover, will be paid in the year of income. An off-balance sheet commitment is presented in the appendix and corresponds to the Company's best estimate of the amount potentially reimbursable to the Region and not recognized in debts (including variable part).

FINANCIAL CALENDAR

Annual shareholders meeting	May 5, 2023
First quarter 2023 business update	May 5, 2023
First half interim results 2023	August 3, 2023
Third quarter 2023 business update	November 9, 2023

CELYAD CONTACT DETAILS

Michel Lussier*
Interim Chief Executive Officer
*Permanent representative of Mel Management SRL

*Email: **investors@celyad.com***

Paper copy in French and English can be obtained free of charge via the Company's registered office.

CELYAD ONCOLOGY SA

Axis Business Park
Rue Edouard Belin 2
1435 – Mont-Saint-Guibert
Belgium

Tel: +32 10 39 41 00
RPM: Nivelles – BE0891 118 115
*Email: **info@celyad.com***
*Website: **www.celyad.com***

CELYAD AND THE STOCK EXCHANGE

The Company is listed on Euronext Paris and Brussels since July 2013 and on Nasdaq since June 2015.

Mnemo: CYAD

ISIN:BE0974260896

PEA and PEA PME Eligibility

Total outstanding shares: 22,593,956 (as of March 23, 2023)

MORE INFORMATION ON:
www.celyad.com

MORE INFORMATION FOR SHAREHOLDERS ON:
www.celyad.com/investors

CONTACT:
investors@celyad.com

 